FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 13, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	March 31, 2010	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

FILLING WITH CVM DOES NOT IMPLY ANY ASSESMENT ABOUT THE COMPANY, BEING ITS MANAGEMENTS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PRESENTED.

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME BRF – BRASIL FOODS S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27
4 - NIRE 35300149947

01.02 - HEAD OFFICE ADDRESS

1 - FULL ADDRESS (STREET, NUMBER AND COMPLEMENT) Jorge Tzachel Street, 475			2 - DISTRICT Fazenda
3 - ZIP CODE 88301-600		4 - CITY Itajaí		5 - STATE SC
6 - DDD (Long distance) 047	7 - TELEPHONE 3249-4533	8 - TELEPHONE 3249-4207	9 - TELEPHONE 3249-4222	10 - TELEX
11- DDD (Long distance) 047	12 - FAX 3249-4462	13 - FAX 3249-4221	14 - FAX 3249-4211
15 - E-MAIL acao@brasilfoods.com

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1 - NAME Leopoldo Viriato Saboya
2 - FULL ADDRESS (Place, Number and Complement) Escola Politécnica Avenue, 760, 2nd floor			3 - DISTRICT Jaguaré
4 - ZIP CODE 05350-901		5 - CITY São Paulo		6 - STATE SP
7 - DDD (long distance) 011	8 - TELEPHONE 3718-5301	9 - TELEPHONE 3718-5306	10 - TELEPHONE 3718-5465	11 - TELEX
12 - DDD (long distance) 011	13 - FAX 3718-5297	14 - FAX 3718-5297	15 – FAX 3718-5297
16 - E-MAIL acao@brasilfoods.com

01.04 - REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGIN	2 – END	3 - QUARTER	4 - BEGIN	5 - END	6 - QUARTER	7 - BEGIN	8 - END
01/01/2010	12/31/2010	1	01/01/2010	03/31/2010	4	10/01/2009	12/31/2009
9 - AUDITING COMPANY KPMG Auditores Independentes				10 - CVM CODE 00418-9
11 - TECHNICAL IN CHARGE José Luiz Ribeiro de Carvalho				12 - TECHNICAL IN CHARGE TAXPAYERS’ REGISTER 007.769.948-32

Pág: 1

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (Units)	1 – CURRENT QUARTER 03/31/2010	2 – PREVIOUS QUARTER 12/31/2009	3 – SAME QUARTER PREVIOUS YEAR 03/31/2009
Paid-Up Capital
1 – COMMON	872,473,246	436,236,623	206,958,103
2 - PREFERRED	0	0	0
3 – TOTAL	872,473,246	436,236,623	206,958,103
In Treasury
4 - COMMON	2,368,180	1,226,090	430,485
5 - PREFERRED	0	0	0
6 – TOTAL	2,368,180	1,226,090	430,485

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 – SITUATION Operational
3 - NATURE OF SHARE CONTROL National Private
4 - CODE OF ACTIVITY 1220 – Food
5 - MAIN ACTIVITY Holding Operational
6 - CONSOLIDATED TYPE Total
7 – TYPE OF AUDITOR’S REPORT No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 – DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
01	Board Meeting	12/17/2009	Interests on shareholders' equity	02/26/2010	Common	0.2299852300

Pág: 2

01.09 – PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL STOCK	4 – AMOUNT	5 – SOURCE OF CHANGE	7 – QUANTITY OF ISSUED SHARES	8 – PRICE OF SHARE IN THE ISSUANCE
		(thousand Reais)	(thousand Reais)		(Units)	(Reais)

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE 05/12/2010	2 – SIGNATURE

Pág: 3

02.01- BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 03/31/2010	4 - 12/31/2009
1	Total Assets	19,074,669	18,903,971
1.01	Current Assets	5,239,223	4,239,284
1.01.01	Cash, Banks and Investments	2,110,242	843,329
1.01.01.01	Cash and Cash Equivalents	165,572	223,434
1.01.01.02	Marketable Securities	1,944,670	619,895
1.01.02	Credits	1,125,624	1,464,736
1.01.02.01	Trade Accounts Receivable	1,125,624	1,464,736
1.01.02.02	Other Credits	0	0
1.01.03	Inventories	1,285,584	1,306,622
1.01.04	Others	717,773	624,597
1.01.04.01	Dividends and Interest on Shareholders’ Equity	54,821	36,651
1.01.04.02	Recoverable Taxes	329,705	256,994
1.01.04.03	Deferred Taxes	98,694	100,476
1.01.04.04	Notes Receivable	35,165	33,467
1.01.04.05	Others	128,547	140,455
1.01.04.06	Prepaid Expenses	70,841	56,554
1.02	Noncurrent Assets	13,835,446	14,664,687
1.02.01	Noncurrent Assets	976,318	853,500
1.02.01.01	Credits	15,488	10,487
1.02.01.01.01	Trade Accounts Receivable	15,488	10,487
1.02.01.02	Credits with Associates	0	0
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	960,830	843,013
1.02.01.03.01	Long-term Cash Investments	0	0
1.02.01.03.02	Recoverable Taxes	460,616	431,118
1.02.01.03.03	Deferred Taxes	310,692	241,188
1.02.01.03.04	Notes Receivable	83,742	92,620
1.02.01.03.05	Judicial Deposits	51,994	47,259
1.02.01.03.06	Assets Held for Sale	13,391	2,003
1.02.01.03.07	Other Receivables	39,765	28,059
1.02.01.03.08	Prepaid Expenses	630	766
1.02.02	Permanent Assets	12,859,128	13,811,187
1.02.02.01	Investments	8,081,877	9,101,075
1.02.02.01.01	Equity in Affiliates	0	20,577
1.02.02.01.02	Equity in Affiliates – Goodwill	0	0
1.02.02.01.03	Equity in Subsidiaries	4,657,861	5,643,040
1.02.02.01.04	Equity in Subsidiaries – Goodwill	3,423,182	3,436,624

Pág: 4

02.01- BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 03/31/2010	4 - 12/31/2009
1.02.02.01.05	Other Investments	834	834
1.02.02.02	Property, Plant and Equipment, net	3,116,316	3,044,639
1.02.02.03	Intangible	1,536,465	1,531,933
1.02.02.04	Deferred Charges, net	124,470	133,540

Pág: 5

02.02- BALANCE SHEET - LIABILITIES (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 03/31/2010	4 - 12/31/2009
2	Total Liabilities	19,074,669	18,903,971
2.01	Current Liabilities	3,296,585	2,929,375
2.01.01	Short term Debt	959,976	1,084,413
2.01.02	Debentures	2,089	2,089
2.01.03	Trade Accounts Payable	952,817	976,430
2.01.04	Taxes, Charges and Contribution	90,435	90,424
2.01.04.01	Tax Obligations	56,046	55,679
2.01.04.02	Social Contributions	34,389	34,745
2.01.05	Dividends Payable	12	14
2.01.06	Provisions	144,016	104,877
2.01.06.01	Provisions for Vacations and 13th Salary	121,881	104,877
2.01.06.02	Management and Employees’ Profit Sharing	22,135	0
2.01.07	Debts with Associates	2,219	4,794
2.01.08	Others	1,145,021	666,334
2.01.08.01	Payroll	38,369	37,539
2.01.08.02	Interest on Shareholders’ Equity	408	91,789
2.01.08.03	Management and Employees’ Profit Sharing	0	25,931
2.01.08.04	Deferred Taxes	8,965	8,201
2.01.08.05	Advance from Related Parties	1,042,772	392,470
2.01.08.06	Other Obligations	54,507	110,404
2.02	Non-current Liabilities	2,564,069	2,810,432
2.02.01	Non-current Liabilities	2,564,069	2,810,432
2.02.01.01	Long-term Debt	1,749,521	1,964,978
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	155,303	149,909
2.02.01.03.01	Provision for Contingencies	155,303	149,909
2.02.01.04	Debts with Associates	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	659,245	695,545
2.02.01.06.01	Taxes and Social Obligation	8,692	5,450
2.02.01.06.02	Deferred Taxes	140,043	109,042
2.02.01.06.03	Advance from Related Parties	471,075	557,184
2.02.01.06.04	Others	39,435	23,869
2.03	Deferred Income	0	0
2.04	Participation of Non-controlling Shareholders	0	0
2.05	Shareholders’ Equity	13,214,015	13,164,164
2.05.01	Paid-in Capital	12,460,953	12,461,756
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	726,873	726,873
2.05.04.01	Legal	71,009	71,009
2.05.04.02	Statutory	0	0
2.05.04.03	For Contigencies	0	0
2.05.04.04	Profits Realizable	0	0

Pág: 6

02.02- BALANCE SHEET - LIABILITIES (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 03/31/2010	4 - 12/31/2009
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	655,864	655,864
2.05.04.07.01	Expansion Reserves	496,423	496,423
2.05.04.07.02	Increase Capital Reserves	160,256	160,256
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.05	Equity Evaluation Adjustments	(26,171)	(24,465)
2.05.05.01	Securities Adjustments	(26,171)	(24,465)
2.05.05.02	Retained Adjustments of Conversion	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Accumulated Earnings/Losses	52,360	0
2.05.07	Advance for Future Capital Increase	0	0

Pág: 7

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1-Code	2-Description	01/01/2010 to 03/31/2010	01/01/2010 to 03/31/2010	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009
3.01	Gross Sales	2,807,525	2,807,525	1,553,647	1,553,647
3.01.01	Domestic Market	1,908,669	1,908,669	1,027,665	1,027,665
3.01.02	Foreign Market	898,856	898,856	525,982	525,982
3.02	Sales Deductions	(363,869)	(363,869)	(194,471)	(194,471)
3.03	Net Sales	2,443,656	2,443,656	1,359,176	1,359,176
3.04	Cost of Sales	(1,989,995)	(1,989,995)	(1,079,721)	(1,079,721)
3.05	Gross Profit	453,661	453,661	279,455	279,455
3.06	Operating Income/Expenses	(436,209)	(436,209)	(531,352)	(531,352)
3.06.01	Selling Expenses	(382,763)	(382,763)	(197,622)	(197,622)
3.06.02	General and Administrative	(41,518)	(41,518)	(23,824)	(23,824)
3.06.02.01	Administrative	(38,240)	(38,240)	(21,439)	(21,439)
3.06.02.02	Management Compensation	(3,278)	(3,278)	(2,385)	(2,385)
3.06.03	Financial	(103,507)	(103,507)	(4,422)	(4,422)
3.06.03.01	Financial Income	38,650	38,650	(30,788)	(30,788)
3.06.03.02	Financial Expenses	(142,157)	(142,157)	26,366	26,366
3.06.04	Other Operating Income	6,079	6,079	83,756	83,756
3.06.05	Other Operating Expenses	(54,577)	(54,577)	(105,732)	(105,732)
3.06.06	Equity Interest in Income of Associated Company	140,077	140,077	(283,508)	(283,508)
3.07	Operating Income	17,452	17,452	(251,897)	(251,897)
3.08	Non-operating Income	0	0	0	0

Pág: 8

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1-Code	2-Description	01/01/2010 to 03/31/2010	01/01/2010 to 03/31/2010	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax and Profit Sharing	17,452	17,452	(251,897)	(251,897)
3.10	Provision for Income Tax and Social Contribution	0	0	(809)	(809)
3.11	Deferred Income Tax	38,267	38,267	11,568	11,568
3.12	Statutory Participations / Contributions	(3,359)	(3,359)	0	0
3.12.01	Profit Sharing	(3,359)	(3,359)	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest on Shareholders’ Equity	0	0	0	0
3.14	Net Income	52,360	52,360	(241,138)	(241,138)
	Number of Shares (Ex-treasury)	870,105,066	870,105,066	206,527,618	206,527,618
	Earnings Per Share	0.06018	0.06018
	Loss Per Share			(1.16758)	(1.16758)

Pág: 9

04.01 - STATEMENT OF CASH FLOWS (in thousands of Brazilian Reais)

1-Code	2-Description	01/01/2010 to 03/31/2010	01/01/2010 to 03/31/2010	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009
4.01	Net Cash Provided by Operating Activities	1,007,254	1,007,254	260,157	260,157
4.01.01	Net Income for the Year	52,360	52,360	(241,138)	(241,138)
4.01.02	Changes in Operating Assets and Liabilities	920,380	920,380	121,465	121,465
4.01.02.01	Trade Accounts Receivable	392,736	392,736	424,003	424,003
4.01.02.02	Inventories	73,963	73,963	42,313	42,313
4.01.02.03	Trade Accounts Payable	(85,891)	(85,891)	(102,870)	(102,870)
4.01.02.04	Contingencies	(13,573)	(13,573)	(2,874)	(2,874)
4.01.02.05	Payroll and Related Charges	553,145	553,145	(239,107)	(239,107)
4.01.03	Others	34,514	34,514	379,830	379,830
4.01.03.01	Non-controlling Shareholders	0	0	0	0
4.01.03.02	Depreciation, Amortization and Depletion	88,838	88,838	53,605	53,605
4.01.03.03	Amortization of Goodwill	14,042	14,042	0	0
4.01.03.04	Gain and Disposal of Permanent Assets	12,918	12,918	64,385	64,385
4.01.03.05	Deferred income tax	(38,266)	(38,266)	(15,018)	(15,018)
4.01.03.06	Provision/Reversal for Contingencies	22,013	22,013	7,376	7,376
4.01.03.07	Other Provisions	(15,746)	(15,746)	56,928	56,928
4.01.03.08	Exchange Variations and Interest	90,792	90,792	(70,954)	(70,954)
4.01.03.09	Effects of Law 11.638/07	0	0	0	0
4.01.03.10	Equity Interest in Income of Associated Company	(140,077)	(140,077)	283,508	283,508
4.02	Net Cash Used in Investing Activities	(510,059)	(510,059)	(230,927)	(230,927)
4.02.01	Investments in Marketable Securities	(518,482)	(518,482)	(307,487)	(307,487)
4.02.02	Redemption of Marketable Securities	768,826	768,826	99,522	99,522
4.02.03	Additions to Property, Plant and Equipment	(63,555)	(63,555)	(76,956)	(76,956)
4.02.04	Acquisitions/Formation Period of Breeding Stock	(39,520)	(39,520)	(21,861)	(21,861)

Pág: 10

04.01 - STATEMENT OF CASH FLOWS (in thousands of Brazilian Reais)

1-Code	2-Description	01/01/2010 to 03/31/2010	01/01/2010 to 03/31/2010	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009
4.02.05	Proceeds from Disposal of Permanent Assets	2,272	2,272	586	586
4.02.06	Business Acquisition, net	0	0	0	0
4.02.07	Other Investments, net	0	0	0	0
4.02.08	Business Acquisition Additional Costs	(600)	(600)	0	0
4.02.09	Advance for Future Capital Increase	(659,000)	(659,000)	45	45
4.02.10	Interest on Shareholders’ Equity Received	0	0	0	0
4.02.11	Goodwill on Acquisition of Companies	0	0	0	0
4.02.12	Cash of Merged Company	0	0	75,224	75,224
4.03	Net Cash (Used in) Provided by Financing Activities	(559,386)	(559,386)	63,594	63,594
4.03.01	Proceeds from Debt Issuance	177,188	177,188	392,707	392,707
4.03.02	Repayment of Debt (Principal and Interest)	(635,771)	(635,771)	(304,330)	(304,330)
4.03.03	Capital Increase	0	0	0	0
4.03.04	Dividends and Interest on Shareholders’ Equity Paid	(100,000)	(100,000)	(24,783)	(24,783)
4.03.05	Capital Distribution to Non-controlling Shareholders	0	0	0	0
4.03.06	Costs of Shares Issuance	(803)	(803)	0	0
4.04	Effect of Exchange Rate Variation on Cash and Cash Equivalents	2,369	2,369	(303)	(303)
4.05	Net (Decrease) Increase in Cash	(59,822)	(59,822)	92,521	92,521
4.05.01	At the Beginning of the Year	225,394	225,394	29,588	29,588
4.05.02	At the End of the Year	165,572	165,572	122,109	122,109

Pág: 11

05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD FROM 01/01/2010 TO 03/31/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Evaluation Adjustments	9- Total
5.01	Beginning Balance	12,461,756	0	0	726,873	0	(24,465)	13,164,164
5.02	Prior Fiscal Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	12,461,756	0	0	726,873	0	(24,465)	13,164,164
5.04	Profit/Loss In Fiscal Year	0	0	0	0	52,360	0	52,360
5.05	Allocation of Income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Others Destinations	0	0	0	0	0	0	0
5.06	Realization of Earnings Reserve	0	0	0	0	0	0	0
5.07	Equity Evaluation Adjustments	0	0	0	0	0	(1,706)	(1,706)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	(1,706)	(1,706)
5.08	Increase (Decrease) in Capital	(803)	0	0	0	0	0	(803)
5.08.01	Increase in Capital	0	0	0	0	0	0	0
5.08.02	Costs of Shares Issuance	(803)	0	0	0	0	0	(803)
5.09	Capital Reserve Constitution /Realization	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End Balance	12,460,953	0	0	726,873	52,360	(26,171)	13,214,015

Pág: 12

05.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD FROM 01/01/2010 TO 03/31/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Evaluation Adjustments	9- Total
5.01	Beginning Balance	12,461,756	0	0	726,873	0	(24,465)	13,164,164
5.02	Prior Fiscal Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	12,461,756	0	0	726,873	0	(24,465)	13,164,164
5.04	Profit/Loss In Fiscal Year	0	0	0	0	52,360	0	52,360
5.05	Allocation of Income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Others Destinations	0	0	0	0	0	0	0
5.06	Realization of Earnings Reserve	0	0	0	0	0	0	0
5.07	Equity Evaluation Adjustments	0	0	0	0	0	(1,706)	(1,706)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	(1,706)	(1,706)
5.08	Increase (Decrease) in Capital	(803)	0	0	0	0	0	(803)
5.08.01	Increase in Capital	0	0	0	0	0	0	0
5.08.02	Costs of Shares Issuance	(803)	0	0	0	0	0	(803)
5.09	Capital Reserve Constitution /Realization	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End Balance	12,460,953	0	0	726,873	52,360	(26,171)	13,214,015

Pág: 13

08.01- BALANCE SHEET – ASSETS – CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 03/31/2010	4 - 12/31/2009
1	Total Assets	24,937,582	25,714,327
1.01	Current Assets	9,678,398	10,446,342
1.01.01	Cash, Banks and Investments	3,367,405	4,243,769
1.01.01.01	Cash and Cash Equivalents	1,274,761	1,898,240
1.01.01.02	Marketable Securities	2,092,644	2,345,529
1.01.02	Credits	2,003,465	1,787,337
1.01.02.01	Trade Accounts Receivable	2,003,465	1,787,337
1.01.02.02	Other Credits	0	0
1.01.03	Inventories	3,058,564	3,101,324
1.01.04	Others	1,248,964	1,313,912
1.01.04.01	Dividends and Interest on Shareholders’ Equity	0	0
1.01.04.02	Recoverable Taxes	745,695	745,591
1.01.04.03	Deferred Taxes	128,747	173,834
1.01.04.04	Notes Receivable	34,755	33,217
1.01.04.05	Others	196,759	273,881
1.01.04.06	Prepaid Expenses	143,008	87,389
1.02	Noncurrent Assets	15,259,184	15,267,985
1.02.01	Noncurrent Assets	2,731,047	2,675,535
1.02.01.01	Credits	15,488	12,808
1.02.01.01.01	Trade Accounts Receivable	15,488	12,808
1.02.01.02	Credits with Associates	0	0
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	2,715,559	2,662,727
1.02.01.03.01	Long-term Cash Investments	611,356	676,681
1.02.01.03.02	Recoverable Taxes	637,350	654,409
1.02.01.03.03	Deferred Taxes	1,045,080	943,994
1.02.01.03.04	Notes Receivable	83,742	92,620
1.02.01.03.05	Judicial Deposits	87,949	83,421
1.02.01.03.06	Assets Held for Sale	58,390	47,891
1.02.01.03.07	Other Receivables	190,882	162,757
1.02.01.03.08	Prepaid Expenses	810	954
1.02.02	Permanent Assets	12,528,137	12,592,450
1.02.02.01	Investments	19,082	17,200
1.02.02.01.01	Equity in Affiliates	0	0
1.02.02.01.02	Equity in Subsidiaries	18,044	16,138
1.02.02.01.03	Other Investments	1,038	1,062
1.02.02.01.04	Equity in Subsidiaries - Goodwill	0	0

Pág: 14

08.01- BALANCE SHEET – ASSETS – CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 03/31/2010	4 - 12/31/2009
1.02.02.02	Property, Plant and Equipment, net	9,231,756	9,274,990
1.02.02.03	Intangible	3,090,591	3,098,320
1.02.02.04	Deferred Charges, net	186,708	201,940

Pág: 15

08.02- BALANCE SHEET – LIABILITIES – CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 03/31/2010	4 - 12/31/2009
2	Total Liabilities	24,937,582	25,714,327
2.01	Current Liabilities	4,731,807	5,876,696
2.01.01	Short-term Debt	2,124,376	2,911,656
2.01.02	Debentures	2,089	2,089
2.01.03	Trade Accounts Payable	1,776,996	1,905,368
2.01.04	Taxes, Charges and Contribution	219,600	220,303
2.01.04.01	Tax Obligations	150,851	183,635
2.01.04.02	Social Contributions	68,749	36,668
2.01.05	Dividends Payable	12	839
2.01.06	Provisions	274,997	183,616
2.01.06.01	Provisions for Vacations and 13th Salary	252,389	108,171
2.01.06.02	Management and Employees’ Profit Sharing	22,608	75,445
2.01.07	Debts with Associates	0	0
2.01.08	Others	333,737	652,825
2.01.08.01	Payroll	40,158	196,295
2.01.08.02	Interest on Shareholders’ Equity	1,234	91,790
2.01.08.03	Management and Employees’ Profit Sharing	0	0
2.01.08.04	Deferred Taxes	27,345	20,562
2.01.08.05	Other Obligations	265,000	344,178
2.02	Non-current Liabilities	7,015,411	6,698,260
2.02.01	Non-current Liabilities	7,015,411	6,698,260
2.02.01.01	Long-term Debt	6,152,257	5,884,365
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	294,008	282,396
2.02.01.03.01	Provision for Contingencies	294,008	282,396
2.02.01.04	Debts with Associates	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	569,146	531,499
2.02.01.06.01	Taxes and Social Obligation	8,692	5,951
2.02.01.06.02	Deferred Taxes	288,865	257,396
2.02.01.06.03	Others	271,589	268,152
2.03	Deferred Income	0	0
2.04	Participation of Non-controlling Shareholders	4,203	4,721
2.05	Shareholders’ Equity	13,186,161	13,134,650
2.05.01	Paid-in Capital	12,460,953	12,461,756
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit Reserves	698,772	697,359
2.05.04.01	Legal	71,009	71,009
2.05.04.02	Statutory	0	0
2.05.04.03	For Contigencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0

Pág: 16

08.02- BALANCE SHEET – LIABILITIES – CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 03/31/2010	4 - 12/31/2009
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	627,763	626,350
2.05.04.07.01	Expansion Reserves	496,423	496,423
2.05.04.07.02	Increase Capital Reserves	160,256	160,256
2.05.04.07.03	Treasury Shares	(26,174)	(27,587)
2.05.04.07.04	Unrealized Profits	(2,742)	(2,742)
2.05.05	Equity Evaluation Adjustments	(26,171)	(24,465)
2.05.05.01	Securities Adjustments	(26,171)	(24,465)
2.05.05.02	Retained Adjustments of Conversion	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Accumulated Earnings/Losses	52,607	0
2.05.07	Advance for Future Capital Increase	0	0

Pág: 17

09.01 - STATEMENT OF INCOME – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	01/01/2010 to 03/31/2010	01/01/2010 to 03/31/2010	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009
3.01	Gross Sales	5,814,661	5,814,661	2,984,200	2,984,200
3.01.01	Domestic Market	3,686,324	3,686,324	1,835,889	1,835,889
3.01.02	Foreign Market	2,128,337	2,128,337	1,148,311	1,148,311
3.02	Sales Deductions	(767,290)	(767,290)	(381,151)	(381,151)
3.03	Net Sales	5,047,371	5,047,371	2,603,049	2,603,049
3.04	Cost of Sales	(3,768,443)	(3,768,443)	(2,067,995)	(2,067,995)
3.05	Gross Profit	1,278,928	1,278,928	535,054	535,054
3.06	Operating Income/Expenses	(1,228,198)	(1,228,198)	(652,589)	(652,589)
3.06.01	Selling Expenses	(937,457)	(937,457)	(488,492)	(488,492)
3.06.02	General and Administrative	(70,809)	(70,809)	(42,465)	(42,465)
3.06.02.01	Administrative	(64,810)	(64,810)	(37,221)	(37,221)
3.06.02.02	Management Compensation	(5,999)	(5,999)	(5,244)	(5,244)
3.06.03	Financial	(155,886)	(155,886)	(100,316)	(100,316)
3.06.03.01	Financial Income	143,702	143,702	2,042	2,042
3.06.03.02	Financial Expenses	(299,588)	(299,588)	(102,358)	(102,358)
3.06.04	Other Operating Income	5,998	5,998	99,859	99,859
3.06.05	Other Operating Expenses	(71,951)	(71,951)	(121,175)	(121,175)
3.06.06	Equity Interest in Income of Associated Company	1,907	1,907	0	0
3.07	Operating Income	50,730	50,730	(117,535)	(117,535)
3.08	Non-operating Income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax and Profit Sharing	50,730	50,730	(117,535)	(117,535)
3.10	Provision for Income Tax and Social Contribution	(12,709)	(12,709)	(2,569)	(2,569)
3.11	Deferred Income Tax	19,368	19,368	(105,711)	(105,711)

Pág: 18

09.01 - STATEMENT OF INCOME – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	01/01/2010 to 03/31/2010	01/01/2010 to 03/31/2010	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009
3.12	Statutory Participations / Contributions	(4,856)	(4,856)	0	0
3.12.01	Profit Sharing	(4,856)	(4,856)	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest on Shareholders’ Equity	0	0	0	0
3.14	Non-controlling Interest	74	74	(151)	(151)
3.15	Net Income	52,607	52,607	(225,966)	(225,966)
	Number of Shares (Ex-treasury)	870,105,066	870,105,066	206,527,618	206,527,618
	Earnings Per Share	0.06018	0.06018
	Loss Per Share			(1.094120)	(1.094120)

Pág: 19

10.01 - STATEMENT OF CASH FLOWS – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	01/01/2010 to 03/31/2010	01/01/2010 to 03/31/2010	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009
4.01	Net Cash Provided by (Used in) Operating Activities	9,101	9,101	(20,578)	(20,578)
4.01.01	Net Income for the Year	52,607	52,607	(225,966)	(225,966)
4.01.02	Changes in Operating Assets and Liabilities	(423,255)	(423,255)	(138,840)	(138,840)
4.01.02.01	Trade Accounts Receivable	(208,605)	(208,605)	12,130	12,130
4.01.02.02	Inventories	50,692	50,692	87,649	87,649
4.01.02.03	Trade Accounts Payable	(135,925)	(135,925)	(60,028)	(60,028)
4.01.02.04	Contingencies	(13,738)	(13,738)	(3,138)	(3,138)
4.01.02.05	Payroll and Related Charges	(115,679)	(115,679)	(175,453)	(175,453)
4.01.03	Others	379,749	379,749	344,228	344,228
4.01.03.01	Non-controlling Shareholders	(74)	(74)	151	151
4.01.03.02	Depreciation, Amortization and Depletion	165,941	165,941	119,788	119,788
4.01.03.03	Amortization of Goodwill	14,042	14,042	0	0
4.01.03.04	Gain and Disposal of Permanent Assets	14,304	14,304	48,649	48,649
4.01.03.05	Deferred Income Tax	(19,368)	(19,368)	101,757	101,757
4.01.03.06	Provision/Reversal for Contingencies	28,834	28,834	698	698
4.01.03.07	Other Provisions	(12,803)	(12,803)	9,132	9,132
4.01.03.08	Exchange Variations and Interest	190,780	190,780	64,053	64,053
4.01.03.09	Effects of Law 11.638/07	0	0	0	0
4.01.03.10	Equity Interest in Income of Associated Company	(1,907)	(1,907)	0	0
4.02	Net Cash (Used in) Provided by Investing Activities	213,968	213,968	(126,606)	(126,606)
4.02.01	Investments in Marketable Securities	(826,579)	(826,579)	(549,178)	(549,178)
4.02.02	Redemption of Marketable Securities	1,209,484	1,209,484	571,920	571,920

Pág: 20

10.01 - STATEMENT OF CASH FLOWS – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	01/01/2010 to 03/31/2010	01/01/2010 to 03/31/2010	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009
4.02.03	Additions to Property, Plant and Equipment	(84,917)	(84,917)	(120,523)	(120,523)
4.02.04	Acquisitions/Formation Period of Breeding Stock	(85,711)	(85,711)	(46,243)	(46,243)
4.02.05	Proceeds from Disposal of Permanent Assets	2,632	2,632	17,418	17,418
4.02.06	Business Acquisition, net	0	0	0	0
4.02.07	Other Investments, net	(341)	(341)	0	0
4.02.08	Business Acquisition Additional Costs	(600)	(600)	0	0
4.02.09	Advance for Future Capital Increase	0	0	0	0
4.02.10	Interest on Shareholders’ Equity Received	0	0	0	0
4.02.11	Goodwill on Acquisition of Companies	0	0	0	0
4.03	Net Cash (Used in) Provided by Financing Activities	(825,967)	(825,967)	(12,487)	(12,487)
4.03.01	Proceeds from Debt Issuance	1,768,385	1,768,385	503,109	503,109
4.03.02	Repayment of Debt (Principal and Interest)	(2,493,549)	(2,493,549)	(490,813)	(490,813)
4.03.03	Capital Increase	0	0	0	0
4.03.04	Dividends and Interest on Shareholders’ Equity Paid	(100,000)	(100,000)	(24,783)	(24,783)
4.03.05	Capital Distribution to Non-Controlling Shareholders	0	0	0	0
4.03.06	Costs of Shares Issuance	(803)	(803)	0	0
4.04	Effect of Exchange Rate Variation on Cash and Cash Equivalents	(20,581)	(20,581)	(3,375)	(3,375)
4.05	Net (decrease) Increase in Cash	(623,479)	(623,479)	(163,046)	(163,046)
4.05.01	At the Beginning of the Year	1,898,240	1,898,240	1,233,455	1,233,455
4.05.02	At the End of the Year	1,274,761	1,274,761	1,070,409	1,070,409

Pág: 21

11.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY CONSOLIDATED FOR THE PERIOD FROM 01/01/2010 TO 03/31/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Evaluation Adjustments	9- Total
5.01	Beginning Balance	12,461,756	0	0	697,359	0	(24,465)	13,134,650
5.02	Prior Fiscal Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	12,461,756	0	0	697,359	0	(24,465)	13,134,650
5.04	Profit/Loss In Fiscal Year	0	0	0	0	52,607	0	52,607
5.05	Allocation of Income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Others Destinations	0	0	0	0	0	0	0
5.06	Realization of Earnings Reserve	0	0	0	0	0	0	0
5.07	Equity Evaluation Adjustments	0	0	0	0	0	(1,706)	(1,706)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	(1,706)	(1,706)
5.08	Increase (Decrease) in Capital	(803)	0	0	0	0	0	(803)
5.08.01	Increase in Capital	0	0	0	0	0	0	0
5.08.02	Costs of Shares Issuance	(803)	0	0	0	0	0	(803)
5.09	Capital Reserve Constitution /Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	1,413	0	0	1,413
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End Balance	12,460,953	0	0	698,772	52,607	(26,171)	13,186,161

Pág: 22

11.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY CONSOLIDATED FOR THE PERIOD FROM 01/01/2010 TO 03/31/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Evaluation Adjustments	9- Total
5.01	Beginning Balance	12,461,756	0	0	697,359	0	(24,465)	13,134,650
5.02	Prior Fiscal Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	12,461,756	0	0	697,359	0	(24,465)	13,134,650
5.04	Profit/Loss In Fiscal Year	0	0	0	0	52,607	0	52,607
5.05	Allocation of Income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Others Destinations	0	0	0	0	0	0	0
5.06	Realization of Earnings Reserve	0	0	0	0	0	0	0
5.07	Equity Evaluation Adjustments	0	0	0	0	0	(1,706)	(1,706)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	(1,706)	(1,706)
5.08	Increase (Decrease) in Capital	(803)	0	0	0	0	0	(803)
5.08.01	Increase in Capital	0	0	0	0	0	0	0
5.08.02	Costs of Shares Issuance	(803)	0	0	0	0	0	(803)
5.09	Capital Reserve Constitution /Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	1,413	0	0	1,413
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End Balance	12,460,953	0	0	698,772	52,607	(26,171)	13,186,161

Pág: 23

06.01 – EXPLANATORY NOTES

1. THE COMPANY AND ITS PRINCIPAL OPERATIONS

Founded in 1934, in the State of Santa Catarina, BRF – Brasil Foods S.A. (“BRF”) and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of fresh meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean derivatives, among which the following are highlighted:

  Frozen whole chicken and chicken, turkey, pork and beef cuts;

  Ham products, sausages, bologna, frankfurters, salami and other smoked products;

  Hamburgers, steaks, breaded meat products, kibes and meatballs;

  Lasagnas, pizzas, vegetables, cheese breads, pies and pastries;

  Milk and dairy products;

  Juices, soy milk and soy juices;

  Margarine; and

  Soy meal and refined soy flour, as well as animal feed.

Currently, the Company operates 42 meat processing plants, 14 dairy products processing plants, 1 pasta processing plants, 1 dessert processing plant, 2 margarine processing plants and 1 soybean processing plants, all of them located near to the Company’s raw material suppliers or to the main consumer centers. In the foreign market, the Company has subsidiaries or sales office in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore, United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, Venezuela, Uruguay, Chile and 1 cheese processing plant in Argentina.

The wholly-owned subsidiary Plusfood Groep B.V. operates 2 meat processing plants located in the United Kingdom and The Netherlands.

Pág: 24

a) Interest in subsidiaries:

	Interest in equity (%)
	03.31.10	12.31.09
Avipal Nordeste S.A. (d)	-	100.00%
Avipal S.A. Construtora e Incorporadora (c)	100.00%	100.00%
Avipal Centro-oeste S.A. (c)	100.00%	100.00%
Perdigão Export Ltd. (c)	100.00%	100.00%
UP! Alimentos Ltda.	50.00%	50.00%
Estab. Levino Zaccardi y Cia. S.A.	90.00%	90.00%
HFF Participações S.A. (d)	-	100.00%
Sadia S.A.	-	33.15%
Vip S.A. Empreendimentos e Participações Imobiliárias	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	10.00%	10.00%
Perdigão Trading S.A. (c)	100.00%	100.00%
PSA Laboratório Veterinário Ltda.	90.00%	90.00%
PDF Participações Ltda.	99.00%	99.00%
PSA Laboratório Veterinário Ltda.	10.00%	10.00%
Sino dos Alpes Alimentos Ltda.	99.99%	99.99%
PDF Participações Ltda.	1.00%	1.00%
Sino dos Alpes Alimentos Ltda.	0.01%	0.01%
Crossban Holdings GmbH	100.00%	100.00%
Perdigão Europe Ltd.	100.00%	100.00%
Perdigão UK Ltd.	100.00%	100.00%
Perdigão France SARL	100.00%	100.00%
Perdigão Nihon K.K.	100.00%	100.00%
Perdigão Ásia PTE Ltd	100.00%	100.00%
Perdigão Hungary	100.00%	100.00%
Plusfood UK Ltd	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH (a)	100.00%	100.00%
Xamol Consul. Serv. Ltda (c)	100.00%	100.00%
Perdigão International Ltd.	100.00%	100.00%
BFF International Ltd.	100.00%	100.00%
Highline International (c)	100.00%	100.00%
Plusfood Holland B.V.	100.00%	100.00%
Plusfood Group B.V.	100.00%	100.00%
Plusfood B.V.	100.00%	100.00%
Plusfood Constanta SRL (b)	-	100.00%
Plusfood Iberia SL	100.00%	100.00%
Plusfood Italy SRL	67.00%	67.00%
Plusfood Finance UK Ltd.	100.00%	100.00%

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Fribo Foods Ltd.	100.00%	100.00%
Sadia S.A.	100.00%	66.85%
Big Foods Ind. de Produtos Alimentícios Ltda.	100.00%	100.00%
Sadia Overseas Ltd.	100.00%	100.00%
Rezende Marketing e Comunicações Ltda.	99.91%	99.91%
Sadia International Ltd.	100.00%	100.00%
Sadia Uruguay S.A.	100.00%	100.00%
Sadia Chile S.A.	60.00%	60.00%
Sadia Alimentos S.A.	95.00%	95.00%
Concórdia Foods Ltd.	100.00%	100.00%
Sadia U. K. Ltd.	100.00%	100.00%
Sadia GmbH	100.00%	100.00%
Wellax Food Logistics C.P.A.S.U. Lda.	100.00%	100.00%
Sadia Foods GmbH.	100.00%	100.00%
Qualy B. V. (a)	100.00%	100.00%
Sadia Japan Ltd.	100.00%	100.00%
Badi Ltd.	80.00%	80.00%
Baumhardt Comércio e Participações Ltda.	73.94%	73.94%
Excelsior Alimentos S.A.	25.10%	25.10%
Sadia Industrial Ltda.	100.00%	100.00%
Rezende Marketing e Comunicações Ltda.	0.09%	0.09%
Excelsior Alimentos S.A.	46.01%	46.01%
K&S Alimentos S.A.	49.00%	49.00%

(a)

The wholly-owned subsidiary Acheron Beteiligung-sverwaltung GmbH has 100 direct subsidiaries in Madeira Island, Portugal, which interest amounted to R$886, and the wholly-owned subsidiary Qualy B.V. has 48 subsidiaries in The Netherlands, which interest amounted to R$8.696 on March 31, 2010, both subsidiaries were constituted to operate in the European market that is ruled by importation quotas for poultry and turkey meat and increase Company’s market participation.

(b)	Divestiture on 03.31.10.
(c)	Dormant companies.
(d)	Merged companies on 03.31.10.

The Company has an advanced distribution system, with 37 distribution centers reaching supermarkets, retail and wholesale markets, food service and other institutional clients in the domestic market and exports to more than 145 countries.

The name BRF deploys and adds value and reliability to several trademarks among which the most important are: Batavo, Claybon, Chester®, Confiança, Delicata, Doriana, Elegê, Fazenda, Nabrasa, Perdigão, Perdix, besides licensed trademark such as Turma da Mônica. The wholly-owned subsidiary Sadia also holds several

Pág: 26

trademarks and the major ones are: Fiesta, Hot Pocket, Miss Daisy, Nuggets, Qualy, Rezende, Sadia, Speciale Sadia, Texas and Wilson.

In April 2006, the Company was listed to the “New Market” of Corporate Governance.

On July 8, 2009, in a extraordinary general meeting, was approved that its shares are traded on the São Paulo Stock Exchange (“BMF&BOVESPA”), under the ticker symbol BRFS3, and on the New York Securities Exchange (“NYSE”) traded through level III American Depositary Receipts (ADRs) under the ticker BRFS in replacement of the old tickers PRGA3 and PDA, respectively.

b) Business Combination - Sadia

On July 8, 2009, at an extraordinary shareholders’ general meeting, BRF shareholders approved an increase in the Company’s capital share through the issuance of 37,637,557 common shares for R$39.40 (thirty nine reais and forty cents) per share, all of which were subscribed by means of an exchange for 226,395,405 shares issued by HFF Participações S.A. (“HFF”) based on its economic value of R$1,482,890.

On August 18, 2009, the merger of Sadia’s common and preferred shares was approved by BRF shareholders at an extraordinary shareholders’ general meeting, excluding the shares already indirectly owned by the Company, through the issue of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, according to its economic value, in the amount of R$2,335,484, through the issuance of 59,390,963 new common registered shares with no par value issued by the Company for a R$39.32 (thirty nine reais and thirty two cents) per share. After this date, Sadia became a Company’s wholly-owned subsidiary.

The Company recorded the above mentioned business combination based on the carrying value of the net assets acquired on July 8, 2009, and the related preliminary goodwill of R$3,470,991 was determined as set forth below:

Total amount
Total shares exchange amount	3,818,374
Additional cost of acquisition (*)	39,504
Purchase price	3,857,878

Net assets acquired	386,887
Interest acquired	100%
Net assets acquired	386,887
Goodwill	3,470,991

(*) The additional business combination costs correspond, mainly, to legal, audit and consulting fees and publications expenses.

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The Company may adjust the preliminary amount recognized at the acquisition date to reflect any new information concerning to the facts and circumstances existing at the acquisition date, which, if known at that time, would have affected the measurement of amount recognized.

As determined by CVM Instruction No. 247/96, the goodwill was allocated between the assets fair market value and the expected profitability and synergies of the acquired business based on an appraisal report, as set forth below:

	Fair value	Accumulated realization	Fair value, net
Fixed assets fair market value:
Land	393,892	(1,370)	392,522
Buildings	1,023,005	(17,739)	1,005,266
Machinery and equipment	647,585	(27,803)	619,782
Inventories fair market value	897	(897)	-
Expected profitability	1,405,612	-	1,405,612
Total of goodwill from business combination	3,470,991	(47,809)	3,423,182

The Company recorded in the statement of income the depreciation of the fixed assets fair market value in the amount of R$14,042, the amount was recorded in other operating expenses in the parent company and in cost of goods sold in the consolidated.

The business combination with Sadia is under consideration by the appreciation of the Administrative Council for Economic Defense (“CADE”). On July 7, 2009, the Company and Sadia’s management signed the Agreement for the Preservation of the Operation Reversibility (“APRO”) whose objective is to guarantee the reversibility of the operation until the final decision is granted by CADE, through measurements that allow the maintenance of competition during the evaluation of the competitive effects of the operation. The results of Sadia have been consolidated since the acquisition date.

On June 29, 2009, the European Communities Commission (the European antitrust authority) approved the transaction.

On September 19, 2009, CADE authorized the coordination of foreign market activities of the companies related to the fresh meat operations.

On January 20, 2010, CADE authorized the Company and its subsidiary Sadia to jointly operate the following transactions: purchase of fresh beef meat, the commercialization of any type of fresh meat in Brazil and abroad, and the negotiations for the acquisition of raw material and services.

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In connection with Sadia business combination, the Company completed a primary offering with the issuance of 115,000,000 new shares plus additional allotment of 17,250,000 as described in note 17.

c) Corporate reorganization

Since 2006, the Company has been pursuing its growth plan, based on the acquisition of several other companies and entering into new business.

As a result of these acquisitions, the Company has grown and diversified its business, increasing its market share in chicken and pork meats and entering into the milk, margarine and beef market.

A list of the acquired companies is set forth below:

Company	Activity	Acquisition Year	Status
Eleva Alimentos	Dairy / Meat	2008	Merged on 4.30.08
Cotochés	Dairy	2008	Merged on 12.31.08
Plusfood	Meat	2008	Wholly-owned subsidiary
Batávia S.A.	Dairy	2006/2007	Merged on 12.31.08
Paraíso Agroindustrial	Meat	2007	Merged on 8.01.07
Ava Comércio e Represent.	Margarines	2007	Merged on 8.01.07
Sino dos Alpes	Meat	2007	Wholly-owned subsidiary
Mary Loize	Meat	2005	Merged on 12.31.08
Incubatório Paraíso	Meat	2005	Merged on 7.03.06

As part of the growth process, the Company went through a comprehensive corporate reorganization of its corporate structure and business, which focused on the company’s business sustainability through the simplification of its corporate structure and the reduction of its operational costs, taxes and financing costs, and a rationalization of its operational activities.

As a result of the reorganization process described above the following changes occurred in the period ended March 31, 2010:

a)	On February 26, 2010, the merger of wholly-owned subsidiaries HFF Participações S.A. and Avipal Nordeste S.A. was approved.
b)	On March 31, 2010, the wholly-owned subsidiary Plusfood Constanta SRL sold common shares for EUR10 million.

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2. BASIS OF PREPARATION AND PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated and Parent Company quarterly information were prepared in accordance to the accounting practices adopted in Brazil, which comprise the statutory regulation, pronouncements, orientations and interpretations issued by the Accounting Pronouncements Committee (“CPC”) and the regulation issued by the Brazilian Exchange Commission (“CVM”) applicable as of December 31, 2009.

During 2009, the CPC issued several accounting pronouncements, interpretations and orientations, approved by CVM and by the Federal Accounting Council afterwards, with compulsory adoption starting from 2010, comprising the financial statements for the year ended December 31, 2009, to be presented for comparative purposes.

The CVM, through the Deliberation No. 603 issued on 11.10.09 allowed the public companies to present the 2010 quarterly information according to the accounting practices applicable as of December 31, 2009.

The Company’s management is in the initial evaluation process of the possible impacts as a result of the adoption of the new pronouncements and, therefore, is presenting the March 31, 2010 quarterly information according to the accounting practices applicable as of December 31, 2009. The evaluation process involves the review of internal controls, information technology systems, and others; up to the present date such evaluation is not advanced enough to allow the measurement of the possible effects of the adoption of the new accounting pronouncements.

According to management preliminary assessment the main pronouncements, orientations and interpretation, issued by the CPC that may impact the Company’s financial statements from the fiscal year to be ended on 12.31.10, are the following:

  CPC 15 Business combination, approved by the CVM Deliberation No. 580/09;

  CPC 20 Loans and financing costs, approved by the CVM Deliberation No. 577/09;

  CPC 21 Interim financial statements, approved by the CVM Deliberation No. 581/09;

  CPC 23 Accounting policies, changes in estimate e correction of error, approved by the CVM Deliberation No. 592/09;

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  CPC 27 Property, plant and equipment, approved by the CVM Deliberation No. 583/09;

  CPC 20 Biological assets and agriculture produce, approved by the CVM Deliberation No. 596/09;

  CPC 32 Income taxes, approved by the CVM Deliberation No. 599/09;

  CPC 33 Employees benefits, approved by the CVM Deliberation No. 600/09;

  CPC 43 First time adoption technical pronouncements CPC 15 to 40, approved by the CVM Deliberation No. 610/09;

  ICPC 09 Separate financial statements;

  ICPC 10 Clarifications about CPC 27 and CPC 28;

The Company must restate the quarterly information considering the adoption of the new pronouncements until the filing of the annual financial statements.

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3. SUMMARY OF MAIN ACCOUNTING PRACTICES

a) Consolidation: includes the Company’s financial statements and the financial statements of the directly and indirectly held subsidiaries where the Company has control. All intercompany transactions were eliminated upon consolidation, including the unrealized profits net of income taxes. The interest of non-controlling shareholders is recorded separately in the consolidated financial statements.

In the preparation of the consolidated financial statements the Company applied CVM Deliberation No. 534/08, which approved on January 29, 2008, the technical pronouncement CPC 02 - Effects of Change in Foreign Exchange Rates and Translation of Financial Statements. According to this deliberation, the following criteria must be applied to the consolidation of subsidiaries abroad:

Functional and presentation currency: the financial statements of each included in the consolidation must be prepared using the currency the primary economic environment in which it operates. All foreign adopted the Brazilian Real as their functional currency except for Groep B.V. and its subsidiaries whose functional currency is the

Consolidated subsidiaries: the financial statements of foreign subsidiaries are translated to Reais according to its functional currency and according to the following criteria:

Assets and liabilities accounts are translated based on the closing exchange rate at year end.

Statement of income accounts are translated based on the monthly average rate of each month.

The Company’s share of earnings or losses of nonconsolidated affiliates is included in its consolidated operating results using the equity method of accounting when the affiliate is not controlled or majority owned.

The other investments are recorded at acquisition cost less provision for losses, when necessary.

  Exchange rate variation: losses arising from exchange rate variation on investments in foreign subsidiaries, whose functional currency is Brazilian Real, in the amount of R$10,492 as of March 31, 2010 (R$39,591 as of March 31, 2009) are recorded in the financial income and expenses account in the statement of income (note 21). The exchange rate variation related to the interest in the wholly-owned subsidiary Plusfood Groep B.V. and its subsidiaries, whose functional currency is Euro was recorded in equity valuation adjustments, in shareholders’ equity.

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According to CVM Instruction No. 408/04 the wholly-owned subsidiary Sadia consolidated the financial statement of the investment fund Concórdia Foreign Investment Fund Class A, in which currently it is the only corporate shareholder (restricted fund). The purpose of the investment fund is to concentrate the subsidiaries investment portfolio abroad allowing Sadia to outsource the administrative responsibilities.

The accounting practices were applied through all the consolidated companies.

b) Cash and cash equivalents: include cash balances, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days (note 4). Cash investments, by its nature, are already measured at fair value through the statement of income.

c) Marketable securities: are financial assets mainly represented by public and private fixed income securities (note 5). Its classification and recording is made based on the purposes for which it was acquired, as follows:

  Trading securities - purchased for the purpose of sale or repurchase in the short term, such assets are first booked at fair value and the related variations, as well as monetary and exchange rate variations, when applicable, are recorded directly in the statement of income as financial income or expense;

  Held to maturity - if the Company has the positive intent and ability to hold the financial assets to maturity, these assets are recorded at their acquisition cost and the interest and monetary variation, when applicable, are recognized in the statement of income, when incurred, as financial income or expense; and

  Available for sale - includes all financial assets that do not qualify for categories above. These assets are initially measured at fair value and changes in fair value are recorded to shareholders’ equity, under equity valuation adjustments while unrealized net of tax. Interest and monetary variation are recognized in the statement of income, when incurred, as financial income or expense.

d) Adjustment to present value: the Company calculated the adjustments to present value on the outstanding balances of the following accounts: trade accounts receivable, other assets, trade accounts payable and other liabilities. Until March 31, 2009, the Company used the discount rate on the weighted average cost of capital (“WACC”), which reflected the Company’s best estimate of the concept of the value of money over time. However, in order to improve the estimate, from June 30, 2009 the Company adopted the weighted average cost of financial funding (domestic and foreign markets) to measure the present value of assets and liabilities which correspond to a rate of 6.41% per year (WACC 6,13% per year as of December 31, 2009). The effect of change in the rate resulted in income before taxes of R$3,360 recognized in second semester of 2009. The wholly-owned subsidiary Sadia measured and recorded the adjustment to present value of accounts receivable at a rate based on each operation which corresponds to 4.5% per month and to suppliers at a rate of 100% of Interbank Deposit Certificate (“CDI”).

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e) Trade accounts receivable: recorded at the invoice amount adjusted to the present value when applicable, net of allowance for doubtful accounts. The allowance for doubtful accounts for domestic customers is calculated based on the risk analysis, which considers the estimated realization and takes into consideration the historical losses of trade accounts receivable. For foreign customers, the analysis is performed on an individual customer basis. The Company has a policy in place for credit limits and, generally, does not request collateral from its customers. In the event of default, efforts for collection are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not sufficient, legal action is considered, the accounts are reclassified to non-current accounts receivable and an allowance for doubtful accounts is recorded (note 6).

f) Inventories: stated at average acquisition or formation costs, not exceeding market or realizable value. The cost of finished goods comprises acquired raw materials, labor, production, freights and storage costs, which are related to the acquisition and inventory production. Provision for obsolescence, lower of cost or market adjustments, deterioration and slow moving products are established when appropriate. Regular production losses are recorded to cost of goods sold, while the abnormal losses, if any, are recorded as operating expenses (note 7).

g) Property, plant and equipment: stated at cost of acquisition or construction. In accordance with CVM Deliberation No. 193/96 and CVM Release No. 01/07, the Company has capitalized interest incurred when financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on the weighted average rates and depletion based on the actual utilization, and recorded to the statement of income (note 11).

Breeding stock is recorded as property, plant and equipment and during the formation period of approximately six months, the cost of labor, feed and medication are allocated thereto. After the formation period, the breeding stock is depreciated during the breeding cycle, based on the estimated number of eggs and offspring, over a period of fifteen months for poultry and thirty months for hogs.

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The Laws No. 11,638/07 and No. 11,941/09 requires property, plant and equipment to be tested for impairment whenever there is evidence of loss in their recoverable amount. On October 2009, the Company has analyzed its property, plant and equipment for impairment and has not identified losses to be recorded for realizable amounts lower than the carrying values.

At December 31, 2009, as required by the CVM Deliberation No. 565/08, the Company reviewed and adjusted the criteria used to determine the estimated economic useful lives of property, plant and equipment and related depreciation, depletion and amortization rates. The Company recorded the change in estimate as of December 31, 2009 based on the registered fixed assets as of January 1, 2009 (note 11). The financial statement of the first semester of 2009 does not includes this adjust, if the change were retroactive, the depreciation expense should be decreased in approximately in R$22,440.

h) Intangible: are non-monetary without physical substance, are separable and arise from contractual or other legal rights. The Company recorded as intangibles the goodwill based on the expectation of future profitability, which represents the difference between the purchase price and the net assets carrying amount at the acquisition date. The goodwill generated based on the expectation of future profitability was amortized over the extension and proportion of the expected results up to 10 (ten) years until December 31, 2008 and from January 1, 2009 it is no longer amortized, but tested annually for impairment as required by CVM Deliberation No. 527/07 (note 12).

Goodwill is annually tested for impairment in consolidated bases, how the chief operating decision-maker reviews the total assets of the Company and during the ended period March 31, 2010, did not occurred any events that would require the anticipation of this assessment expected to be made in the last quarter of 2010.

i) Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will generate benefits for more than one period. Deferred charges are amortized over the estimated period during which these projects contribute to the Company’s results (note 13) and from January 1, 2009 capitalization of deferred charges is no longer allowed and remaining deferred charges shall be tested for impairment whenever there is evidence of loss as determined by CVM Deliberation No. 527/07.

j) Income taxes and social contributions: in Brazil these are the corporate income tax (“IRPJ”) and the social contribution on net income (“CSLL”), which are calculated based on taxable income in accordance with legislation and current tax rates (15% plus additional 10% to IRPJ and 9% to CSLL). Net operating tax losses can be used to offset but are limited to 30% of taxable income – per year – and negative calculation basis of the CSLL.

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Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (note 9).

Deferred income tax assets and liabilities are represented by the income tax loss carry forwards and negative calculation basis of social contribution, as well as the impacts of temporary differences between the tax and accounting basis. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets or liabilities according to their expected realization periods. When it is more likely than not that deferred tax assets will not be utilized in the future, a valuation allowance is recorded.

k) Provisions for contingencies: a provision is recognized when, based on the opinion of management’s internal and external legal advisors, it is determined that losses on a judicial or administrative lawsuit are probable and the amount of loss can be reasonably estimated. Provisions for contingencies are presented on the balance sheet net of the related judicial deposits (note 16a).

l) Leases: lease transactions that substantially transfer all the risks and rewards related to the ownership of an asset are classified as a finance lease; otherwise it is classified as an operating lease.

Finance lease contracts are recognized as property, plant and equipment with corresponding liabilities in the balance sheet at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, plus initial direct costs incurred in the transaction. The amounts recorded as property, plant and equipment are depreciated and the related liabilities accrue interest that is charged as expense during the contract period.

Operating leases are recognized as an expense over the contract period (note 15).

m) Derivative financial liabilities measured at fair value: these instruments are actively trade on organized markets, and their fair value is determined based on market values at the balance sheet date. Initial measurement of these financial liabilities is made at their fair value, and they are classified as loans. Changes in fair value are recorded to income under financial income or expense, except for instruments that are designated as hedges.

Hedge transactions are financial instruments used to protect exposure to risk or to modify the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in operations abroad. These instruments have the following characteristics: (i) highly correlated with regard to changes in their market value related to the market value of the item that is being protected, both at the beginning and over the term of the contract (effectiveness among 80% and 125%); (ii) documentation of the transaction, the risk being hedged, the risk management process and the methodology used in assessing the effectiveness of the hedge must exist; and (iii) to be considered effective in reducing the risk associated with exposure. Hedges are recorded in accordance with CVM Deliberation No. 566/08, which permits the use of hedge accounting and the recording of the measurement of the hedge against shareholders’ equity. The Company applied hedge accounting for its hedge operations which met the criteria described above (note 20 f).

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n) Actuarial assets and liabilities over employees’ benefits: the Company and its subsidiaries recognize actuarial assets and liabilities related to benefits granted to employees in accordance with the criteria set forth by CVM Deliberation No.371/00. Actuarial gains and losses are recognized as income or expense based on the actuarial report.

The contributions made by the sponsors are recognized as expenses during the year (note 24).

o) Share-based compensation: the wholly-owned subsidiary Sadia adopted CVM Deliberation No. 562/08 related to stock-based payments, recording as an expense, on a linear basis, the fair value of the granted options during the period provided by the plan. The option fair value is updated to the date of the consolidated financial statements, based on market assumptions (note 18).

p) Determination of income: income and expenses are recognized based on the accrual basis of accounting.

q) Revenue Recognition: the Company recognizes revenue when ownership and risks related to the products are transferred to the customer, the sales price is fixed and determinable, when persuasive evidence of the sales transaction exists and when collectability is reasonably assured. Revenue is not recognized if there are significant uncertainties as to its realization. No reserve for expected returns is recorded, as such amounts are not relevant.

Additionally, the Company and its subsidiaries have incentive programs, which are recorded as sales deductions or sales expenses, according to their nature. These programs include discounts to customers due to performance of sales based on volumes and for marketing actions in the sales channel.

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r) Management and employees profit sharing: employees are entitled to profit sharing when certain goals are achieved, and management is entitled to profit sharing based on statutory provisions and approval of the Board of Directors. The amount is accrued in the period in which it is earned (note 19).

s) Shipping and handling costs: costs incurred related to goods not yet sold are recognized as prepaid expenses and charged as selling expenses upon the actual delivery of the goods to the customer, and revenue is recognized. The shipping and handling costs amounted to R$424,766 (R$309,600 as of March 31, 2009).

t) Advertising and sales promotion costs: are recognized when incurred and amounted to R$70,229 (R$15,763 as of March 31, 2009).

u) Research and development (“R&D”): consist mainly of internal research and development costs of new products and are recognized in the statement of income when incurred. The total of R&D amounted to R$4,543 (R$3,217 as of March 31, 2009).

v) Earnings per share: calculated based on common shares outstanding at the balance sheet date.

w) Environmental costs: costs related to compliance with environmental regulations are considered as cost of production or capitalized when incurred. Based on management’s analysis, the current provision for environmental costs recorded is sufficient to cover these costs.

x) Subsidies and tax incentives: the Company has ICMS subsidies for investments granted by the Santa Catarina, Goiás, Pernambuco, Mato Grosso, Minas Gerais, São Paulo, Bahia and Federal District state governments. These tax incentives are related to construction of facilities, employment and social and economic development in these states. These tax incentives are recorded directly to the statement of income under other operating expense. If the subsidies and tax incentives result in future obligations, they are recognized based on the initial fair value and recognized in the statement of income when the obligations are accomplished in exchange for donation/subsidies receipts.

The wholly-owned subsidiary Sadia received land located in the State of Pernambuco as a government grant, whose fair value as of March 31, 2010 is R$4,139. The grant is linked to the construction of a production facility, jobs generation and economic and social development in the region. In compliance to the CVM Deliberation No. 555/08 the land fair value, obtained through evaluation with regional brokerages, was recorded in fixed asset with a counterpart in other non-current liabilities. The value of the land will be recorded in the statement of income offsetting the depreciation of the production facility.

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y) Translation of assets and liabilities in foreign currency: as mentioned in item (a) above, assets and liabilities balances of foreign subsidiaries are translated into Reais based on the exchange rate used on the closing date of the balance sheets, and all statement of income accounts are translated based on average monthly rates.

The Brazilian Real exchange rates to the currencies described below on the closing date of the balance sheets were as follows:

Final rates	03.31.10	03.31.09	12.31.09
U.S.Dollar (US$)	1.7810	2.3152	1.7412
Euro (€)	2.4076	3.0783	2.5073
Pound (£)	2.7043	3.3259	2.8241

Average rates
U.S.Dollar (US$)	1.8003	2.3138	1.7503
Euro (€)	2.4905	3.0229	2.5524
Pound (£)	2.8059	3.2836	2.8416

z) Accounting estimates: in the preparation of the consolidated financial statements, the Company establishes certain estimates that affect values of the assets and liabilities in the balance sheet, and the values of revenues, costs and expenditures in the statement of income. Although these estimates are based on management’s best knowledge, the actual results can differ from the estimates. The Company reviews the assumptions adopted for its accounting estimates, at least quarterly.

aa) Comparability of explanatory notes: in order to fully comply with CVM disclosure requirements, the Company made the following reclassifications on March 31, 2009 quarterly information previously issued: (i) in the cash flow statements (parent company and consolidated) the effects of exchange rate variations on cash and cash equivalents were highlighted; and (ii) reclassification of canceled sales between gross sales and sales deductions.

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4. CASH AND CASH EQUIVALENTS

		Parent Company		Consolidated
	Average
	rate p.y.	03.31.10	12.31.09	03.31.10	12.31.09
Cash and bank accounts:
U.S. Dollar	-	567	-	58,206	46,256
Brazilian Reais	-	19,609	29,664	40,038	40,258
Euro	-	-	-	1,564	5,935
Others	-	-	-	3,256	1,175
		20,176	29,664	103,064	93,624

Highly liquid investments
In Brazilian Reais :
Investment fund	9.33%	8,906	8,718	8,906	8,718
		8,906	8,718	8,906	8,718

In U.S. Dollar :
Deposit account	0.16%	20,989	19,533	154,803	497,006
Time deposits	1.22%	73,684	141,923	601,657	1,198,662
Overnight	0.06%	41,817	23,596	118,444	100,230
In Euros :		-	-	-	-
Bearing account		-	-	275,721	-
Overnight		-	-	8,369	-
Other currencies:		-	-	-	-
Deposit account		-	-	3,797	-
		136,490	185,052	1,162,791	1,795,898

		165,572	223,434	1,274,761	1,898,240

The investments in foreign currency refer mainly to overnight and time deposit, and bear interest at a pre-fixed rate.

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5. MARKETABLE SECURITIES

					Parent Company		Consolidated
	Due date	WATM (*)	Currency	Average interest rate p.y.%	03.31.10	12.31.09	03.31.10	12.31.09
Available for sale:
Bank deposit certificate	04/2010 to 05/2021	-	R$	(**)	-	-	53,160	64,482
Investment funds	-	-	R$	8.61%	-	-	109,897	151,664
Exclusive investment funds	-	-	US$	-	-	-	51,316	51,413
Brazilian treasury notes	08/2011 to 07/2014	3.24	US$	10.23%	-	-	60,372	59,077
Equity securities	-	-	R$	-	2,000	1,991	2,000	1,991
Brazilian treasury certificates	02/2020 to 03/2020	-	R$	12.00%	-	-	51,499	49,295
Brazilian financial treasury bill	06/2010 to 03/2014	-	-	(**)	-	-	228,147	215,090
					2,000	1,991	556,391	593,012

Trading securities:
Brazilian financial treasury bill	09/2013	3.49	R$	(**)	102,426	100,390	102,426	100,390
Bank deposit certificates	03/2010 to 03/2014	0.53	R$	(**)	1,840,217	517,487	1,866,938	2,154,592
					1,942,643	617,877	1,969,364	2,254,982

Held to maturity:
Capitalization security	04/2010	0.08	R$	5.19%	27	27	27	27
Credit linked notes	12/2013	3.80	US$	4.78%	-	-	178,218	174,189
					27	27	178,245	174,216
Total					1,944,670	619,895	2,704,000	3,022,210

Total current					1,944,670	619,895	2,092,644	2,345,529
Total non-current					-	-	611,356	676,681

(*) Weighted average maturity term in years.
(**) See information below.

At March 31, 2010, the due date of the non-current marketable securities in the consolidated financial statements is set forth below:

Due Date	Consolidated
2011	121,852
2012	59,658
2013	236,090
2014	123,000
2015 onwards	70,756
Total	611,356

Bank deposit certificate (“CDB”) investments are denominated in Brazilian Reais and bear interest of 98% to 104% of the interbank deposit certificate (“CDI”).

Pág: 41

Brazilian treasury notes investments are determined in US$ and bear interest at a weighted average pre and post fixed rates. The Brazilian treasury notes bear interest at the Special System for Settlement and Custody (“SELIC”) rate.

On March 31, 2010, of the total investments in CDB’s, R$33,812 were given as guarantees for U.S. Dollar future contracts in the Future and Commodities Exchange (“BM&F”). On March 31, 2009, guarantees amounted R$39,000, as disclosure in note 20k.

The credit linked notes are a structured transaction with first class financial institutions that bear regular interest (Libor + spread) and correspond to a credit note that considers the Company’s risk.

The foreign currency investment funds have structured operations with first class financial institutions based on the risk classification granted by specialized foreign rating agencies. The notes bear regular interest (Libor + spread) and correspond to a credit note that considers Brazil and Sadia’s risks.

The investment fund portfolio in foreign currency is presented below:

Consolidated
03.31.10
Structured notes	50,407
Money market	138
Other assets	771
51,316

Pág: 42

6. TRADE ACCOUNTS RECEIVABLE

	Parent Company		Consolidated
Current	03.31.10	12.31.09	03.31.10	12.31.09
Domestic trade accounts receivable	724,485	715,715	942,602	1,149,557
Domestic related parties	23,411	19,789	1,938	9,317
Foreign trade accounts receivable	63,697	32,683	1,092,299	670,987
Foreign related parties	333,146	717,925	-	-
(-) Adjustment to present value	(2,430)	(2,363)	(6,897)	(6,277)
(-) Allowance for doubtful accounts	(16,685)	(19,013)	(26,477)	(36,247)
	1,125,624	1,464,736	2,003,465	1,787,337
Non-current
Domestic trade accounts receivable	44,791	32,166	57,846	42,707
Foreign trade accounts receivable	-	2,894	-	3,688
(-) Adjustment to present value	(1,145)	(1,155)	(1,145)	(1,155)
(-) Allowance for doubtful accounts	(28,158)	(23,418)	(41,213)	(32,432)
	15,488	10,487	15,488	12,808

The changes in the allowance for doubtful accounts are as follows:

	Parent Company		Consolidated
	03.31.10	12.31.09	03.31.10	12.31.09
Beginning balance	42,431	6,111	68,679	31,183
Exchange rate variation	230	(624)	224	(657)
Provisions	2,697	22,636	3,463	46,088
Increase due to business combination	-	-	1,449	9,100
Increase due to merger of company	3,182	24,116	-	-
Write-offs	(3,697)	(9,808)	(6,125)	(17,035)
Ending balance	44,843	42,431	67,690	68,679

The aging list of the accounts receivable is as follows:

	Parent Company		Consolidated
	03.31.10	12.31.09	03.31.10	12.31.09
Amounts receivable	1,100,522	1,470,037	1,859,907	1,655,334
Overdue:
01 to 60 days	42,882	9,269	152,168	137,940
61 to 120 days	1,950	1,761	9,845	11,895
121 to 180 days	2,581	1,512	8,085	7,861
181 to 360 days	3,602	3,533	12,095	16,831
Over 360 days	37,993	35,060	52,585	46,395
(-) Adjustment to present value	(3,575)	(3,518)	(8,042)	(7,432)
(-) Allowance for doubtful accounts	(44,843)	(42,431)	(67,690)	(68,679)
	1,141,112	1,475,223	2,018,953	1,800,145

Pág: 43

Sadia also assigned receivables to a Credit Assignment Investment Fund (“FIDC”), administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities. As of March 31, 2010, the net equity of this fund was R$303,724 (R$373,058 as of December 31, 2009) of which R$261,597 (R$353,364 as of December 31, 2009) was represented by acquisitions of Sadia’s receivables on the domestic market, with a discounted cost equivalent to 106% of the CDI per senior quota. The assignment of the receivables was made without right of recourse, and the eventual losses from customer default are limited to the value of Sadia’s subordinated quotas, which at March 31, 2010, represented R$60,745 (R$74,611 as of December 31, 2009).

For the sale of domestic receivables, during the three-month period ended March 31, 2010, the wholly-owned subsidiary Sadia received R$1,226,518 and incurred financial expense in the amount of R$8,100.

For the remaining domestic receivables, the wholly-owned subsidiary Sadia maintains a credit insurance policy that guarantees the collection of 90% of the uncollected customer balances. In case of customer default, the financial institutions who purchased these securities are the beneficiaries.

No individual customer accounted for more than 5% of the total revenue for the period ended March 31, 2010.

Pág: 44

7. INVENTORIES

	Parent Company		Consolidated
	03.31.10	12.31.09	03.31.10	12.31.09
Finished goods	543,983	560,210	1,376,826	1,376,200
Goods for resale	1,450	2,834	16,717	15,961
Livestock for slaughtering	386,390	400,989	816,501	833,782
Work-in-process	64,225	55,804	131,001	120,432
Raw materials	127,099	145,496	472,027	496,831
Packing materials	38,626	34,711	88,444	90,359
Secondary materials	71,223	65,627	72,117	56,098
Warehouse	66,499	62,207	106,413	121,374
Goods in transit	1,350	3,568	7,008	11,356
Imports in transit	9,984	13,655	12,531	19,454
Advances to suppliers	2,256	2,026	28,568	37,679
(-) Allowance for inventories losses	(26,667)	(39,993)	(65,957)	(74,824)
(-) Allowance for obsolescence	(834)	(512)	(3,632)	(3,378)
	1,285,584	1,306,622	3,058,564	3,101,324

The changes in the allowance for inventories losses and obsolescence accounts are as follows:

	Parent Company
	Balance as of December 31, 2009	Business combination	Additions	Reversal	Balance as of March 31, 2010
Allowance for inventories losses	(39,993)	(774)	(7,444)	21,544	(26,667)
Allowance for obsolescence	(512)	-	(322)	-	(834)
	(40,505)	(774)	(7,766)	21,544	(27,501)

	Consolidated
	Balance as of December 31, 2009	Additions	Reversal	Price index update	Balance as of March 31, 2010
Allowance for inventories losses	(74,824)	(16,854)	26,247	(526)	(65,957)
Allowance for obsolescence	(3,378)	(419)	165	-	(3,632)
	(78,202)	(17,273)	26,412	(526)	(69,589)

Pág: 45

8. RECOVERABLE TAXES

	Parent Company		Consolidated
	03.31.10	12.31.09	03.31.10	12.31.09
State ICMS (VAT)	207,467	167,899	593,735	602,069
Withholding Iincome tax and social contribution	175,351	151,638	205,947	191,701
PIS and COFINS (Federal Taxes to Fund Social Programs)	441,585	386,332	610,595	623,037
Import duty	185	-	13,903	11,867
IPI (Federal VAT)	3,557	3,455	47,154	47,174
Others	6,005	482	14,030	6,987
(-) Allowance for losses	(43,829)	(21,694)	(102,319)	(82,835)
	790,321	688,112	1,383,045	1,400,000

Current	329,705	256,994	745,695	745,591
Non-current	460,616	431,118	637,350	654,409

a) ICMS - Tax on distribution of goods and services (Value Added Tax - VAT):

Credits are generated by exports reduced tax rates in the domestic market and by investments in property, plant and equipment. The Company accumulates tax credits which are offset against tax payable generated by the sales in the domestic market or transfers to third parties.

In February 2007, the Superior Court of Appeals (“STJ”) issued a final decision ensuring the maintenance of ICMS credits to be recovered in the state of Rio de Janeiro, due to the difference in rates already recorded in the amount of R$30,187. From the first quarter of 2010, the right to monetary adjustments on the credits became to be recognized in financial statements upon its realization in the amount of R$5,000.

The Company has R$21,230 of ICMS credits in the state of Mato Grosso do Sul and believes that the realization of such credits are doubtful and, therefore, recorded a provision for the full amount within non-current assets.

The wholly-owned subsidiary Sadia has ICMS and IPI credits in the states of Paraná, Santa Catarina, Minas Gerais and Rio Grande do Sul. Based on the Company’s estimate, considering the probability of realization of these credits, a provision for losses was recorded in the amount R$49,824 (R$48,010 as of December 31, 2009) for ICMS credits and R$8,666 (R$8,666 as of December 31, 2009) for IPI credits.

Pág: 46

b) Withholding Income tax and social contribution:

Correspond to withholding taxes on investments and on interest on shareholder’s equity received by the parent company, as well as anticipation of income tax and social contribution as required by Brazilian tax laws, realizable when offset against federal taxes payable.

c) PIS / COFINS:

PIS and COFINS (Federal Taxes to Fund Social Programs) arising from primarily resulted from raw material acquisitions used in exported products, products sold at a 0% tax rate (such as UHT milk and pasteurized milk) and sales in the free tax zone of Manaus. The utilization of these credits can be made by offsetting taxable sales in the domestic market, with other federal taxes or reimbursement.

For the PIS and COFINS credits, the Company is taking judicial measures trying to accelerate the reimbursement process, which is currently under inspection.

The Company’s management is analyzing alternatives that would allow the utilization of the credits and there is no expectation of losses on the realization of those credits.

Pág: 47

9. INCOME TAX AND SOCIAL CONTRIBUTION

a) Deferred income tax and social contribution composition:

	Parent company			Consolidated
	03.31.10	12.31.09	03.31.10	12.31.09
Assets:
Tax loss carry forwards (corporate income tax)	171,450	127,431	608,128	564,669
Negative calculation base (social contribution)	64,437	47,660	224,650	209,761
Temporary differences:
Provisions for contingencies	50,889	49,292	109,489	90,484
Provision for doubtful accounts	2,894	3,219	7,471	9,144
Provision for attorney's fees	4,446	4,608	9,681	9,804
Provision for tax credits realization	15,738	14,587	55,028	61,065
Employees’ profit sharing	2,851	640	3,127	17,407
Provision for inventories	9,350	13,771	10,831	14,217
Provision for freight and sales commissions	8,769	6,601	8,769	6,601
Employees’ benefits plan	-	-	35,602	34,072
Amortization of fair value of business combination	16,255	11,481	21,232	17,521
Provision for contractual indenmity	-	-	4,201	3,552
Unrealized losses on derivatives	2,021	-	2,021	-
Unrealized losses on inventories	-	-	7,198	4,765
Adjustments relating to the transition tax regime	37,695	39,041	37,695	40,178
Other temporary differences	22,591	23,333	28,704	34,588
	409,386	341,664	1,173,827	1,117,828

Current assets	98,694	100,476	128,747	173,834
Non-current assets	310,692	241,188	1,045,080	943,994

	Parent company			Consolidated
	03.31.10	12.31.09	03.31.10	12.31.09
Liabilities:
Temporay differences:
Depreciation on rural activities	504	517	86,894	94,206
Adjustments relating to the transition tax regime	139,362	105,956	218,150	171,954
Unrealized gains on derivatives	6,459	7,564	6,459	7,564
Other temporary differences	2,683	3,206	4,707	4,234
	149,008	117,243	316,210	277,958

Current liabilities	8,965	8,201	27,345	20,562
Non-current liabilities	140,043	109,042	288,865	257,396

b) Estimated time of realization:

The Company considers that deferred tax assets resulting from temporary differences will be realized at the proportion to the final solution of the related to provisions for contingencies and settlement of payment of the projected obligations related to employee benefits.

The deferred tax assets originating from net operating losses and negative basis of social contribution are expected to be realized as set forth below:

Pág: 48

Consolidated
Year	Value
2010	45,292
2011	60,738
2012	70,683
2013	85,206
2014	95,922
2015 onwards	474,937
832,778

c) Income and social contribution taxes reconciliation:

	Parent company			Consolidated
	03.31.10	03.31.09	03.31.10	03.31.09
Income (loss) before taxes and participations	17,452	(251,897)	50,730	(117,535)
Nominal tax rate	34%	34%	34%	34%
Tax (expense) benefit at nominal rate	(5,934)	85,645	(17,248)	39,962
Adjustment of taxes and contributions on:
Equity interest in income of associated company	59,002	(102,593)	20,144	-
Tax incentives	-	-	131	6
Grant and subsidies for investments	(370)	(713)	3,989	(905)
Participation on nondeductible results	(3,010)	(980)	(3,010)	(992)
Share based compensation	-	-	374	-
Exchange rate fluctuation on investments abroad	(11,385)	6,205	(3,574)	(13,477)
Income tax and social contribution on goodwill	-	16,128	-	16,128
Difference of tax rates on foreign earnings from subsidiaries abroad	-	-	11,062	(26,913)
Write-off of deferred income tax and social contribution (a)	-	-	(3,790)	(132,037)
Other adjustments	(36)	7,067	(1,419)	9,948
	38,267	10,759	6,659	(108,280)

Current income tax	-	(809)	(12,709)	(2,569)
Deferred income tax	38,267	11,568	19,368	(105,711)

(a)  Due to the merger of its wholly-owned subsidiaries Avipal Nordeste S.A. and Perdigão Agroindustrial S.A., the Company recorded a loss of R$3,790 on March 31, 2010 and R$132,037 on March 31, 2009, related to deferred tax assets (net operating losses and negative base of social contribution).

The taxable income, current and deferred income tax from subsidiaries abroad is presented below:

	Consolidated
	03.31.10	12.31.09
Pre-tax book income from foreign subsidiaries	39,092	135,341
Current income taxes expense of subsidiaries abroad	(2,582)	(4,293)
Deferred income taxes benefit of subsidiaries abroad	2,942	7,592

Due to the merger of Perdigão Agroindustrial S.A., on March 9, 2009, the Company recorded a loss of R$132,037 related to deferred tax assets (net operating losses and negative base of social contribution).

Pág: 49

The Brazilian tax returns are subject to tax authority’s review for five years after the date of the tax return filing. The Company may have to pay additional tax, fine and interest due to these reviews. Subsidiaries abroad are subject to taxation in their respective countries, according to local rates and regulations.

10.INVESTMENTS

a) Investments in subsidiaries – Parent Company

	PSA Labor. Veter. Ltda.	PDF Participações Ltda.	Perdigão Trading S.A .	UP! Alimentos Ltda.	HFF Participações S.A .	Sadia S.A .	Avipal Nordeste S.A .	VIP S.A . Empr. e Partic. Imob .
a) Interest on 03.31.10
Interest (%)	10.00%	1.00%	100.00%	50.00%	100.00%	100.00%	100.00%	100.00%
Total shares and quotas	100	1,000	100,000	1,000	138,308,503	683,000,000	66,075,100	10,177,028
Shares and quotas owned	10	10	100,000	500	138,308,503	683,000,000	66,075,100	10,177,028

b) Subsidiaries information on 03.31.10
Paid-in	-	-	100	1	-	4,919,000	-	28,612
Shareholders’ equity	4,487	-	1,503	11,579	264,608	755,647	-	21,690
Income of the period	417	-	333	3,569	31,251	94,280	18,695	(2,139)
							-
c) Investments on 03.31.10							-
Interest on 12.31.09	407	-	1,170	4,003	233,357	2,702,143	1,767,156	23,830
Equity	42	-	333	1,786	31,251	63,029	18,695	(2,139)
Gain/losses on exchange rate variation	-	-	-	-	-	-	-	-
Equity evaluation adjustments	-	-	-	-	-	-	-	-
Advance for future capital increase	20,577	-	-	-	-	659,000	-	-
Business combination (note 1b)	-	-	-	-	-	-	-	-
Dividends and interest on shareholders' equity	-	-	-	-	-	-	-	-
Merger	-	-	-	-	(264,608)	250,476	(1,785,851)	-
Balance as of 03.31.10	21,026	-	1,503	5,789	-	3,674,648	-	21,691

Pág: 50

	Avipal Centro- Oeste S.A .	Avipal Construtora S.A .	Establec. Levino Zaccardy	Crossban Holdings Gmb H	Perdigão Export Ltd .	Total 03.31.10	12.31.09
a) Interest on 03.31.10
Interest (%)	100.00%	100.00%	90.00%	100.00%	100.00%	-	-
Total shares and quotas	7,465,073	445,362	1,800,000	1,897,145	10,000	-	-
Shares and quotas owned	7,465,073	445,362	1,620,000	1,897,145	10,000	-	-

b) Subsidiaries information on 03.31.10
Paid-in	5,972	445	919	4,568	18	-	-
Shareholders’ equity	262	49	179	932,733	-	-	-
Income of the period	1	-	(84)	60,614	-	-	-

c) Investments on 03.31.10
Interest on 12.31.09	261	49	234	910,430	-	5,643,040	2,857,774
Equity	1	-	(75)	60,614	-	173,537	214,466
Gain/losses on exchange rate variation	-	-	2	(33,462)	-	(33,460)	(162,068)
Equity evaluation adjustments	-	-	-	(4,850)	-	(4,850)	18,399
Advance for future capital increase	-	-	-	-	-	679,577	3,987,366
Business combination (note 1b)	-	-	-	-	-	-	1,358,031
Dividends and interest on shareholders' equity	-	-	-	-	-	-	(48,569)
Merger	-	-	-	-	-	(1,799,983)	(2,582,359)
Balance as of 03.31.10	262	49	161	932,732	-	4,657,861	5,643,040

b) Investments breakdown:

	Parent Company		Consolidated
	03.31.10	12.31.09	03.31.10	12.31.09
Investments in affliatted company	4,657,861	5,643,040	18,044	16,138
Goodwill on business combination (note 1b)	3,470,991	3,470,391	-	-
Amortization of fair value of business combination assets	(47,809)	(33,768)	-	-
Advance for future capital increase	-	20,577	-	-
Other investments	834	835	1,038	1,062
	8,081,877	9,101,075	19,082	17,200

On June 30, 2009, the Company and Unilever Brasil, quotaholders of UP! Alimentos Ltda. (“UP”) entered into an amendment to the quotaholders agreement. Quotaholders agreed to amend certain governance rules of the partnership, resulting in Unilever Brasil obtaining additional rights and obligations. Thus, despite of the fact that the Company maintained an interest of 50% in UP, it no longer has joint control of the investee and as a consequence started to measure the investment under the equity method accounting abandoning proportional consolidation method.

Pág: 51

11.PROPERTY, PLANT AND EQUIPMENT

	Parent Company
	03.31.10					12.31.09
	Annual weighted average deprec. rate (%)	Cost	Accumulated depreciation	Deliberation CVM Nº565/08 adjustment	Residual Value	Residual Value

Lands	-	153,249	-	-	153,249	157,516
Buildings and improvements	3.00	1,581,623	(476,256)	23,891	1,129,258	1,039,226
Machinery and equipment	7.00	2,278,235	(1,072,503)	106,511	1,312,243	1,189,617
Installations	4.00	285,010	(102,460)	15,965	198,515	156,855
Furniture	6.00	44,470	(20,876)	2,133	25,727	22,611
Vehicles	14.00	19,998	(12,177)	1,442	9,263	9,084
Forests and reforestations	3.00	94,285	(21,429)	-	72,856	62,171
Breeding stock (*)	-	209,717	(54,117)	-	155,600	153,454
Other	-	-	-	-	-	3,054
Construction in progress	-	54,958	-	-	54,958	247,121
Advances to suppliers	-	4,647	-	-	4,647	3,930
		4,726,192	(1,759,818)	149,942	3,116,316	3,044,639

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

	Consolidated
	03.31.10					12.31.09
	Annual weighted average deprec. rate (%)	Cost	Accumulated depreciation	Deliberation CVM Nº565/08 adjustment (**)	Residual Value	Residual Value

Lands	-	668,840	-	-	668,840	674,496
Buildings and improvements	3.19	4,447,381	(1,022,367)	44,064	3,469,078	3,428,260
Machinery and equipment	7.27	5,182,257	(2,062,275)	203,706	3,323,688	3,235,824
Installations	4.98	1,279,611	(376,044)	54,436	958,003	919,071
Furniture	7.83	79,985	(41,857)	2,242	40,370	39,884
Vehicles and airplanes	18.29	31,463	(18,528)	1,559	14,494	15,667
Forests and reforestations	1.77	150,113	(26,721)	-	123,392	114,146
Breeding stock (*)	-	492,321	(107,669)	-	384,652	391,192
Other	-	2,918	(2,713)	3,360	3,565	6,985
Construction in progress	-	220,182	-	-	220,182	424,784
Advances to suppliers	-	25,492	-	-	25,492	24,681
		12,580,563	(3,658,174)	309,367	9,231,756	9,274,990

(*)	Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).
(**)	The accumulated value of the adjustments of CVM Deliberation No. 565/06 includes the impact of the year ended in 2009 and for the three-month period on March 31, 2010.

The property, plant and equipment assets cost rollforward is as follows:

Pág: 52

	Consolidated
	Balance as of December 31, 2009	Additions	Leases	Disposals(b)	Transfers(c)	Gains and losses	Exchange variation	Balance as of March 31, 2010
Lands	674,496	-	-	(459)	(5,174)	(23)	-	668,840
Buildings and improvements	4,381,906	1,832	-	(10,078)	73,992	(564)	293	4,447,381
Machinery and equipment	5,078,217	5,891	(272)	(19,397)	119,776	(2,054)	96	5,182,257
Installations	1,234,478	601	-	(277)	44,830	(21)	-	1,279,611
Furniture	78,550	243	-	(510)	1,893	(213)	22	79,985
Vehicles	32,929	38	-	(3,903)	735	13	1,651	31,463
Forests and reforestations	139,556	1,753	-	(27)	8,831	-	-	150,113
Other	7,330	-	-	(1,196)	(3,239)	23	-	2,918
Breeding stock	491,342	85,711	-	(84,732)	-	-	-	492,321
Construction in progress (a)	424,784	73,719	-	(7,977)	(270,128)	(52)	(164)	220,182
Advances to suppliers	24,681	840	-	(29)	-	-	-	25,492
	12,568,269	170,628	(272)	(128,585)	(28,484)	(2,891)	1,898	12,580,563

(a)

Refers mainly to: (i) expansion of the Três de Maio powder milk plant (R$27,506); (ii) construction of a cold storage in Teutônia dairy plant (R$2,931); (iii) expansion of capacity of poultry slaughtering in Serafina Correa and Carambei plants (R$3,716); (iv) expenses related to construction of the agroindustrial complex in Bom Conselho (R$3,147); (v) improvements in the distribution center of Rio Verde (R$872); (vi) in the wholly- subsidiary Sadia, the construction in progress totalized R$163,607 and is represented by: expansion projects and optimization of industrial plants, mainly in Lucas do Rio Verde and Vitória do Santo Antão plants (R$100,878) and; construction work in acquired poultry farm in Buriti Alegre (R$36,014).

(b)	The disposals refer primarily to: (i) R$13,152 disposal of Romania plant, and (ii) R$32,195 disposals of breeding stock in parent company and R$52,537 in Sadia.

(c)	The amount refers mainly to the transfer of Cavalhada’s plant assets from property, plant and equipment to assets held for sale.

During the period ended March 31, 2010, the Company capitalized interests in the amount of R$5,303 (R$4,100 as of March 31, 2009) related to construction in progress.

Pág: 53

12.INTANGIBLE

The intangible balance is comprised of the following items:

	Parent Company
	03.31.10	12.31.09
Software	12,932	11,444
Trademarks and patents	3,045	-
Goodwill - Eleva Alimentos	1,273,324	1,273,325
Goodwill - Batávia	133,163	133,163
Goodwill - Ava (margarine business)	49,368	49,368
Goodwill - Cotochés	39,590	39,590
Goodwill - Paraíso Agroindustrial	16,751	16,751
Goodwill - Perdigão Mato Grosso	7,636	7,636
Goodwill - Incubatório Paraíso	656	656
	1,536,465	1,531,933

	Consolidated
	03.31.10	12.31.09
Software	65,553	76,845
Trademarks and patents	3,617	-
Goodwill - Sadia (note 1b)	1,405,612	1,405,012
Goodwill - Eleva Alimentos	1,273,324	1,273,324
Goodwill - Batávia	133,163	133,163
Goodwill - Ava (margarine business)	49,368	49,368
Goodwill - Cotochés	39,590	39,590
Goodwill - Avicola Industrial Buriti Alegre Ltda.	35,311	35,311
Goodwill - Big Foods Industria de Produtos Alimentícios Ltda.	24,096	24,096
Goodwill - Paraíso Agroindustrial	16,751	16,751
Goodwill - Plusfood	15,759	16,413
Goodwill - Empresa Matogrossense de Alimentos Ltda.	8,054	8,054
Goodwill - Excelsior Alimentos S.A.	8,051	8,051
Goodwill - Perdigão Mato Grosso	7,636	7,636
Goodwill - Sino dos Alpes	4,050	4,050
Goodwill - Incubatório Paraíso	656	656
	3,090,591	3,098,320

Pág: 54

The intangible assets rollforward is as follows:

	Balance as of December 31, 2009	Additions	Amortization	Transfers	Exchange rate variation	Balance as of March 31, 2010
Softw ares	76,845	342	(12,757)	1,161	(38)	65,553
Trademarks and patentes	-	430	-	3,199	(12)	3,617
Goodw ill - Sadia (note 1b)	1,405,012	600	-	-	-	1,405,612
Goodw ill - Eleva Alimentos	1,273,324	-	-	-	-	1,273,324
Goodw ill - Batávia	133,163	-	-	-	-	133,163
Goodw ill - Ava (margarine business)	49,368	-	-	-	-	49,368
Goodw ill - Cotochés	39,590	-	-	-	-	39,590
Goodw ill - Avicola Industrial Buriti Alegre Ltda.	35,311	-	-	-	-	35,311
Goodw ill - Big Foods Ind. de Produtos Alim. Ltda.	24,096	-	-	-	-	24,096
Goodw ill - Paraíso Agroindustrial	16,751	-	-	-	-	16,751
Goodw ill - Plusfood	16,413	-	-	-	(654)	15,759
Goodw ill - Empresa Matogrossense de	8,054	-	-	-	-	8,054
Goodw ill - Excelsior Alimentos S.A.	8,051	-	-	-	-	8,051
Goodw ill - Perdigão Mato Grosso	7,636	-	-	-	-	7,636
Goodw ill - Sino dos Alpes	4,050	-	-	-	-	4,050
Goodw ill - Incubatório Paraíso	656	-	-	-	-	656
	3,098,320	1,372	(12,757)	4,360	(704)	3,090,591

The goodwill presented above is based on the expectation of future profitability, based by appraisal report, after allocation in assets identified. From January 1, 2009, goodwill is no longer amortized, but tested annually for impairment as required by CVM Deliberation No. 527/07. The Company’s annual test for impairment of goodwill is the last quarter of each fiscal year. During the period ended March 31, 2010, the Company did not identify any events that would require the anticipation of this assessment.

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13.DEFERRED CHARGES

	Parent Company
	Annual weighted average amort. rate (%)	03.31.10			12.31.09
		Cost	Amortization	Net Value	Net Value
Pre operating expenses	16	125,718	(55,309)	70,409	73,570
Software development	20	73,072	(25,560)	47,512	51,161
Reorganization expenses	20	45,196	(38,647)	6,549	8,809
		243,986	(119,516)	124,470	133,540

	Consolidated
	Annual weighted average amort. rate (%)	03.31.10			12.31.09
		Cost	Amortization	Net Value	Net Value
			Amorti-
		Cost	zation	Net Value	Net Value
Pre operating expenses (a)	17	205,059	(79,988)	125,071	132,225
Software development (b)	20	75,304	(26,118)	49,186	53,730
Reorganization expenses (c)	20	73,850	(61,399)	12,451	15,985
		354,213	(167,505)	186,708	201,940

a)	Refers substantially to the projects related to the Mineiros, Bom Conselho and Lucas of Rio Verde plants.
b)	Refers substantially to the projects related to the adequacy of the systems and controls of the acquired companies.
c)	The reorganization expenses relate to the Projeto CSC (Shared Services Center), Perdigão Total Service Project and deployment of Sadia’s service center in the city of Curitiba.

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14.SHORT AND LONG TERM DEBT

During the quarter the Company reorganized its loans and financing operations, considering their specific characteristics in order to improve debts presentation, therefore, the disclosure presented on December 31, 2009, for comparative purposes was changed.

				Parent Company

Funding line	Charges (% p.y.)	Weighted average rate (p.y.)	WATM (note 5) (*)	Current	Non-current	03.31.10	12.31.09
Local currency (R$):
Working capital	6.73%(TR/FIXED RATE+7.39%on 12.31.09)	6.73%(7.42%on 12.31.09)	0.4	428,805	1,601	430,406	473,265

FINEM - BNDES	TJLP / FIXED RATE + 2.85% (TJLP / FIXED RATE +2.78%on 12.31.09)	8.78%(8.64%on 12.31.09)	2.0	162,513	469,407	631,920	635,912

Credit Line	TJLP / CDI +3.83% (TR / TJLP / CDI + 3.6%on 12.31.09)	10.12%(10.14%on 12.31.09)	1.5	65,565	382,170	447,735	566,488

Tax incentives and others	IGPM / FIXED RATE + 1.78%(IGPM / FIXED RATE +1%on 12.31.09)	1.82%(0.97%on 12.31.09)	9.0	7	12,359	12,366	2,088

Total local currency				656,890	865,537	1,522,427	1,677,753

Foreign currency:

Advances on export contracts - ACC's and ACE's	(5.29% on 12.31.09) + e.r. (US$)	(5.29% on 12.31.09) +e.r. (US$)	-	-	-	-	53,432

Credit lines	LIBOR / FIXED RATE / CDI +1.89%(LIBOR / FIXED RATE / CDI + 2.46%on 12.31.09) +e.r. (US$ and other currencies)	2.33%(2.84%on 12.31.09) +e.r. (US$ and other currencies)	1.7	216,813	833,205	1,050,018	1,185,249

FINEM - BNDES	UM BNDES +2.48% (UM BNDES +2.47% on 12.31.09) +e.r. (US$ and other currencies)	6.55%(6.72.%on 12.31.09) +e.r. (US$ and other currencies)	1.8	19,555	50,779	70,334	70,735

Net derivatives balance	%CDI vs e.r. (US$ and other currencies)	-	1.4	66,718	-	66,718	62,222
Total foreign currency				303,086	883,984	1,187,070	1,371,638

Total debt				959,976	1,749,521	2,709,497	3,049,391

(*) Weighted average maturity term in years.

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				Consolidated

Funding line	Charges (% p.y.)	Weighted average rate (p.y.)	WATM (note 5) (*)	Current	Non-current	03.31.10	12.31.09
Local currency (R$):

Working capital	6.74%(TR / FIXED RATE +7.71%on 12.31.09)	7.23%	0.4	853,183	1,601	854,784	973,033

FINEM - BNDES	TJLP / FIXED RATE + 6.42% (TJLP / FIXED RATE +2.79%on 12.31.09)	9.04%	8.4	455,496	1,603,814	2,059,310	2,101,411

Credit Lines	TJLP / CDI +3.83% (TR / TJLP / CDI + 3.6%on 12.31.09)	10.12%(10.14%on 12.31.09)	1.5	65,565	382,170	447,735	1,137,409

Tax incentives and others	IGPM / FIXED RATE + 3.10%(IGPM / FIXED RATE +1%on 12.31.09)	2.17%(0.97%on 12.31.09)	7.9	7	14,723	14,730	4,443

Total local currency				1,374,251	2,002,308	3,376,559	4,216,296

Foreign currency:

Advances on export contracts - ACC's and ACE's	5.29%+e.r. (USD on 12.31.09)	5.29%+e.r. (USD on 12.31.09)	-	-	-	-	53,432

Bonds	7.25%	7.25%	9.3	26,035	1,762,659	1,788,694	438,293

Credit lines	LIBOR / FIXED RATE / CDI +1.79%(LIBOR / FIXED RATE / CDI + 2.35%on 12.31.09) +e.r. (US$ and other currencies)	2.27%(2.77%on 12.31.09) +e.r. (US$ and other currencies)	1.7	590,444	2,203,899	2,794,343	3,736,090

FINEM - BNDES	UM BNDES +5.26% (UM BNDES +2.48% on 12.31.09) +e.r. (US$ and other currencies)	6.72%(6.73.%on 12.31.09) +e.r. (US$ and other currencies)	4.0	67,904	183,391	251,295	292,408

Net derivatives balance	%CDI vs e.r. (US$ and other currencies)	%CDI vs e.r. (US$ and other currencies)	1.3	65,742	-	65,742	59,502
Total foreign currency				750,125	4,149,949	4,900,074	4,579,725

Total debt				2,124,376	6,152,257	8,276,633	8,796,021

(*) Weighted average maturity term in years.
(**)Anticipated receipt arising from discount of trade account without incurring any charges.

Working capital facilities:

Rural credit financing: The Company and its subsidiaries entered into rural credit loans with several commercial banks, under a Brazilian federal government program that offers loans as an incentive to invest in rural activities. We generally use the proceeds of these loans for working capital.

PROCER – BNDES facilities: Through the PROCER, BNDES provides working capital credit lines to help Brazilian agribusiness and agricultural companies.

Industrial credit notes: We issued industrial credit notes (“Cédulas de Crédito Industrial”), receiving credits from official funds, the Fund for Worker Support (“Fundo de Amparo ao Trabalhador”) and the Constitutional Fund for Financing in the Midwest (“Fundo Constitucional de Financiamento de Centro-Oeste”). The notes have maturity dates of up to five years, ending in 2010 and 2014. These titles are secured by pledge of machinery and equipment and real estate mortgages.

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BNDES FINEM, other secured debt and development bank credit lines:

The Company and its subsidiaries have a number of outstanding obligations to BNDES. The loans from BNDES were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans in FINEM modality are payable monthly, with final maturities on various dates from 2010 through 2015 are secured by pledge of machinery and equipment and real estate mortgages. The loans are indexed by the UMBNDES basket of currencies, which are the currencies in which BNDES borrows, and reflects the daily exchange rate fluctuation of the currencies in that basket.

PESA: Sadia has a loan facility obtained through the Special Sanitation Program for Agroindustrial Assets (“Programa Especial de Saneamento de Ativos”), subject to the variation of the IGP-M plus interest of 9.89% per year, secured by endorsements and pledges of public debt securities.

Tax incentive financing programs:

State tax incentive financing programs: Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin.

Trade-related facilities:

Pre-export facilities: The indebtedness under these facilities is generally denominated in U.S. Dollars, with maturities on various dates from 2010 to 2013. Lines of credit for pre-payment of export are indexed to the LIBOR (“London Interbank Offered Rate”) of six and three months plus a spread. Under each of these facilities, the Company receives a loans secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by BRF - Brasil Foods S.A.. The principal covenants under these agreements include limitations on liens, mergers and, in certain cases, financial covenants.

Trade-related facilities: The indebtedness under these facilities is denominated in U.S. Dollars, and maturities vary from one year to four years. Trade-related facilities bear interest at LIBOR plus a margin, payable quarterly, semiannually and annually. Under each of these facilities, the Company receives a loan the proceeds of which are used to import raw materials and for other working capital needs. The facilities are generally guaranteed by BRF - Brasil Foods S.A.. The principal covenants under these agreements include limitations on mergers and sales of assets.

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BNDES facilities – Exim: The Company has some credit lines provided by BNDES to finance exports with several commercial banks acting as intermediaries. Such funds are indexed to TJLP and mature on 2012. Settlement occurs in local currency without the risk associated with exchange rate variation.

Advances on exchange contracts: These advances on export contracts (“ACC’s”) are liabilities with commercial banks, such principal is settlement through the exports of products, in accordance with the shipments, and which interest is paid in cash at the exchange settlement dates and guaranteed by the exported products. After the Company delivers the export documents to the funding banks, these liabilities are denominated advances on exchange contracts delivered (“ACE’s”) and are recognized as paid only when the foreign customer has made full payment. Central Bank regulations allow companies to obtain short-term financing under ACC’s due within 360 days from the scheduled shipment date of export goods or short-term financing under ACE’s due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks, but denominated in U.S. Dollars. On March 31, 2010, the Company had not any ACC’s and ACE’s outstanding contract.

Bonds:

BFF notes: On January 28, 2010, BFF International Limited issued senior notes in the aggregate amount of R$750,000. The bonds are guaranteed by BRF and Sadia, bear an interest rate of 7.25% per year and mature on January 28, 2020.

Sadia bonds: The Company has R$455,964 outstanding as of March 31, 2010 under bonds issued by Sadia. The bonds are guaranteed by BRF, bear an interest rate of 6.88% per year and mature on May 24, 2017.

Debentures: The Company issued 81,950 fully paid-up simple debentures, totally paid between June 30, 1998 and November 21, 2000, to the BNDES at the nominal unit value of R$1 (one Real), with a redemption period from June 15, 2001 to June 15, 2010; as of March 31, 2010, 80,271 debentures had been redeemed. The debentures are payable every six months, with a maturity date of June 2010. The debentures are denominated in Reais and were used to finance purchases of machinery, equipment and or expansion of the Company’s production facilities. On March 31, 2010, outstanding obligations were R$2,089.

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The maturity schedule is as follows:

	Parent Company	Consolidated
2010 (current)	959,976	2,124,376
2011	429,885	983,020
2012	909,048	2,113,105
2013	316,229	692,287
2014	46,145	198,128
2015 to 2044	48,214	2,165,717
	2,709,497	8,276,633

a) Guarantees:

	Parent Company	Consolidated
Total Debt	2,709,497	8,276,633
Mortgages guarantees:	686,489	1,987,661
Related to FINEM-BNDES	628,668	1,764,399
Linked to FNE-BNB	-	165,441
Related to tax incentives and other	57,821	57,821
Statutory lien on assets purchased with financing:	11,313	12,024
Related to FINEM-BNDES	11,234	11,234
Related to FINAME-BNDES	-	711
Related to tax incentives and other	79	79

b) Commitments:

In the normal course of business, the Company enters into certain contracts with third parties for the purpose to acquire raw materials, especially corn, soybean and hogs. On March 31, 2010, firm commitments under these agreements, amounted to R$491,492 in the parent company and R$1,794,046 in the consolidated (R$495,095 in the parent company and R$1,809,320 in the consolidated as of December 31, 2009).

c) Covenants:

The Company has export prepayment loans agreements in foreign currency that have financial covenants. If the Company is not in compliance with those covenants, the maturity dates of these loans can be accelerated. As of March 31, 2010, the Company was in compliance with all such covenants.

Restrictive covenants (indicators to be achieved)	Achieved rates	Principal Value
Net debt to shareholders’ equity ratio less than 1.5	0.3	311,675
Net debt to EBTIDA ratio less than 3.5	2.8	311,675
Lower current liquidity of 1.1	2.1	23,747
Total liabilities minus shareholders’ equity / shareholders’ equity equal or less than 2.2.	0.9	23,747

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15. LEASES

The Company entered into several contracts, which are classified as either operating or financial leases.

a) Operating leases:

The future minimum lease payments for non-cancellable operating leases, in total and for each of the following periods, are presented below:

	Parent Company		Consolidated
	03.31.10	12.31.09	03.31.10	12.31.09
2010	25,447	20,255	114,688	149,914
2011	24,838	14,723	115,480	105,132
2012	19,652	12,488	79,304	71,787
2013	14,725	8,553	15,109	8,938
2014	6,822	5,930	6,853	5,962
2015 onwards	9,285	8,945	9,369	9,029
	100,768	70,894	340,803	350,761

Operating leases payments are recognized as expense and totaled R$44,516 as of March 31, 2010 (R$16,067 as of March 31, 2009).

b) Financial leases:

The Company maintains control of the leased assets and recognizes them as equipment and machinery in property, plant and equipment, and the related balances are as follows:

	Parent Company and Consolidated
	03.31.10	12.31.09
Cost	14,538	14,810
Accumulated depreciation (*)	(6,169)	(4,972)
Residual	8,369	9,838

(*) The leased assets are depreciated in accordance with the rates in the note 11 for machinery and equipment, or through the term of the contract, the lower of the two, as determined by the CVM Deliberation No. 554/08.

The mandatory future minimum lease payments recorded as other current and non-current liabilities in the consolidated balance sheet are segregated as follows:

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	Parent Company and Consolidated
	Present value of the minimum payments as of 03.31.10	Interests as of 03.31.10	Future minimum payments as of 03.31.10	Present value of the minimum payments as of 12.31.09	Interests as of 12.31.09	Future minimum payments as of 12.31.09
2010	3,493	302	3,795	4,594	450	5,044
2011	3,728	332	4,061	3,677	366	4,043
2012	1,885	170	2,054	1,870	184	2,054
2013	457	54	511	454	57	511
2014 onwards	76	14	90	75	16	91
	9,639	872	10,511	10,670	1,073	11,743

16. CONTINGENCIES

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provisions recorded by the Company in its consolidated financial statements relating to such proceedings fairly reflects the probable losses as determined by the Company’s management, based on legal advice and for which the amount of probable losses is known or can be reasonably estimated.

The Company is involved in some judicial proceedings for which the amount of probable losses is not known or cannot reasonably be estimated, especially in the civil area. The Company, with the assistance of its legal counsel, monitors the course of these claims and the probability of losses was considered possible or remote.

The Company and its subsidiaries, when requested, make judicial deposits, some of which are not related to specific provisions for contingencies, such consolidated amount as of March 31, 2010, was R$87,949 (R$83,421 as of December 31, 2009).

The Company’s management believes that the recorded provision for contingencies, net of judicial deposit, based on CVM Deliberation No. 489/05 is enough to cover eventual losses related to its legal proceedings as presented below.

i. Contingencies for probable losses:

The provision for contingencies rollforward is summarized below:

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	Parent Company
	Balance as of December 31, 2010	Business combination (*)	Additions	Reversals	Payments	Price index update	Balance as of March 31, 2010

Tax (i)	112,282	-	429	(1,892)	(1,049)	1,997	111,767
Labor (ii)	38,578	401	6,872	(76)	(11,646)	570	34,699
Civil, commercial and other (iii)	13,111	123	8,639	(93)	(877)	894	21,797
(-) Judicial deposits	(14,062)	(107)	-	1,209	-	-	(12,960)
	149,909	417	15,940	(852)	(13,572)	3,461	155,303

(*) Balances from the merger of the company Avipal Nordeste S.A. on March 31, 2010.

	Consolidated
	Balance as of December 31, 2010	Additions	Reversals	Payments	Price index update	Balance as of March 31, 2010

Tax (i)	204,818	1,370	(2,166)	(1,049)	3,574	206,547
Labor (ii)	84,224	16,514	(156)	(11,810)	578	89,350
Civil, commercial and other (iii)	47,722	9,931	(3,131)	(877)	2,175	55,820
(-) Judicial deposits	(54,368)	(4,593)	1,252	-	-	(57,709)
	282,396	23,222	(4,201)	(13,736)	6,327	294,008

(i) Tax:

The tax contingencies, classified as probable losses, mainly involve the following legal proceedings:

Income tax and social contribution:

The subsidiary Sadia has recorded a provision in the amount of R$22,070 (R$21,742 as of December 31, 2009), related to (i) R$14,469 (R$14,242 as of December 31, 2009) relating to a tax assessment notice challenging the computation of Granja Rezende taxable income (merged in 2002); (ii) R$6,159 (R$6,092 as of December 31, 2009) relating to a tax assessment notice alleging undue offsetting of income tax withheld on the Granja Rezende investment; and (iii) R$1,442 (R$1,408 as of December 31, 2009) of other provisions.

CPMF over export revenues:

The Company has recorded a provision for contingency in the amount of R$21,164 (R$22,742 as of December 31, 2009) regarding a judicial proceeding for the non-payment of the provisional contributions on financial activities (“CPMF”) charged on the income from exports, which has not been analyzed by the superior courts. The Company’s lawsuit is in the Third Region Federal Court of Appeals (“TRF”) and the trial appeal is pending.

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ICMS:

The Company is principally in disputes over the utilization of credits on materials for consumption, the suits being in the first or second administrative level, as well as in judicial proceedings. The main items refer to the maintenance of credits related to intermediate products used in the productive process, basic basket and extemporaneous credits. The provision amounted to R$34,592 (R$34,075 as of December 31, 2009).

The wholly-owned subsidiary Sadia is defending itself in administrative proceedings regarding ICMS, mainly related to customs clearances, debits arising from accessory obligations and credits on materials used and raw materials. The total provision amounted to R$31,909 (R$30,376 as of December 31, 2009).

PIS and COFINS:

The Company is involved in an administrative proceeding regarding the utilization of credits to offset federal taxes, in the amount of R$34,212 (R$33,595 as of December 31, 2009).

Other tax contingencies:

The subsidiary Sadia recorded other provisions related to the payment of social security contributions, PIS, import duty and other in the amount of R$40,111 (R$39,741 as of December 31, 2009).

(ii) Labor:

The Company and its subsidiaries are defendant in several labor claims in progress, mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Brazilian Real, illnesses allegedly contracted at work and work-related injuries and others. The labor suits are mainly in the first instance, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant. The Company recorded a provision based on past history of payments. Based on the opinion of the Company’s management and its legal counsel, the provision is sufficient to cover probable losses.

(iii) Civil, commercial and other:

Civil contingencies are mainly related to lawsuits referring to traffic accidents, moral and property damage, physical casualties and others. The civil actions are mostly in the lower courts, in the evidentiary phase, depending on confirmation or absence of the Company’s guilt.

The subsidiary Sadia and some of its current and former executives were nominated as defendant in five class actions suits arising from investors of American Depositary Receipts – ADR’s issued by Sadia and acquired between April 30, 2008 and September 26, 2008 (Class Period). These claims were filed in the Southern District of New York court in the United States of America, seeking remediation in accordance with Securities Exchange Act of 1934 arising from losses on foreign exchange derivative contracts. By order of the American court, the five class actions suits were consolidated into a single case (class action) on behalf of the Sadia’s investors group. Considering the current stage of the action it is not possible to determine the probability of loss and the related amount and, therefore, no provision was recorded.

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ii. Contingencies and possible losses:

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible, based on the analysis of Company management and its legal counsel.

The tax contingencies amounted to R$2,796,163 (R$2,896,379 as of December 31, 2009), and refers, mainly, to the following subjects:

Profits earned abroad:

On October 3, 2008, the subsidiary Perdigão Agroindustrial S.A. (merged on March 9, 2009) was assessed by the Internal Revenue Service which alleges the lack of collection of income tax and social contribution on profits earned by subsidiaries established abroad in 2003 and 2004, in the total amount of R$157,542 (R$155,763 as of December 31, 2009). The probability of loss related to this case has been assessed as possible based on the fact that the subsidiary abroad is subject to full taxation in the country in which it is based and this determination is protected by the treaty signed between Brazil and Austria to avoid double taxation. A temporary favorable decision was granted to the Company, thus the estimated outcome is still considered possible.

ICMS:

The Company is discussing ongoing judicial cases related to ICMS credits of products with a reduced tax burden, in the amount of R$254,553 (R$255,803 as of December 31, 2009); utilization of deemed credits in the amount of R$ 10,227 (R$82,043 as of December 31, 2009; benefits granted by certain states in the amount of R$866,358 (R$877,053 as of December 31, 2009) and R$475,370 (R$350,678 as of December 31, 2009) related to other issues.

PIS/COFINS on the payment of interest on shareholders’ equity:

Company is pleading a claim for nonpayment of PIS and COFINS on the payment of interest on shareholders’ equity with respect to the years from 2002 to 2008 for PIS and for the years from 2004 to 2008 for COFINS at the amount of R$41,911 as of March 31, 2010 (R$41,364 as of December 31, 2009). The Brazilian courts have not yet addressed the subject. Based on analysis of the Company’s management, and its legal counsel, the loss is classified as possible, and no provision has been recorded.

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IPI Credit Premium:

The subsidiary Sadia is a defendant in a tax foreclosure in the amount of R$370,559 (R$364,599 as of December 31, 2009), related to the compensation of IPI premium credit with federal tributes. The subsidiary utilized the credit based on the final and non appealable decision.

Other tax contingencies:

The subsidiary Sadia has other ongoing judicial cases in the amount of R$382,143 (R$400,555 as of December 31, 2009) related to social security contributions of R$116,785 (R$115,352 as of December 31, 2009), income tax and social contribution and withholding income tax of R$119,324 (R$119,688 as of December 31, 2009), PIS and COFINS of R$84,855 (R$83,523 as of December 31, 2009) and other in the amount of R$61,149 (R$81,992 as of December 31, 2009).

17. SHAREHOLDERS’ EQUITY

a) Capital stock

On July 8, 2009, the Company’ shareholders approved a capital increase from R$3,445,043 to R$4,927,933, through the issuance of 37,637,557 common shares for a price of R$39.40 (thirty nine Reais and forty cents) per common share, all of which were subscribed by means of an exchange for 226,395,405 common shares issued by HFF.

On July 27, 2009, the Board of Directors approved a capital increase through the issuance of 115,000,000 common shares without par value, including American Depositary Shares (“ADSs”) represented by American Depositary Receipts (“ADRs”) for the price of R$40.00 (forty Reais) per common share, totaling R$4,600,000.

On August 18, 2009, the Company’ shareholders approved in an extraordinary shareholders general meeting a capital increase through the issuance of 59,390,963 common shares for a price of R$39.32 (thirty nine Reais and thirty two cents) per common share, by means of an exchange for 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, increasing capital from R$9,527,933 to R$11,863,417.

On August 20, 2009, the Board of Directors approved a capital increase through the issuance of 17,250,000 common shares without par value for the price of R$40.00 (forty Reais) per common share, in the total amount of R$690,000.

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On March 31, 2010, the Board of Directors approved a split of shares of the Company at the ratio of 100%, with a issuance of one-for-one of shares currently existing and also promoted a change in the proportion of the ADR’s program (“American Depositary Receipts”), equating the ADR’s to the same proportional basis, thus each 1 (one) share is correspondent to 1 (one) ADR.

On March 31, 2010, the capital of the Company corresponded to the amount of R$12,553,417,953.36 (twelve billion, five hundred and fifty million, four hundred and seventeen thousand, nine hundred fifty three Reais and thirty six cents) represented by 872,473,246 common shares, without par value, considering the split of shares mentioned above. The total share capital in the balance sheet is net of public offering expenses of R$92,464.

The Company is authorized to increase its capital, without amendment to the bylaws, up to the limit of 1.000,000,000 common shares registered and without par value.

b) Treasury shares

The Company has 860,970 treasury shares (after the split of shares mentioned above in item (a)), acquired in prior fiscal years with funds from profit reserves at an average price of R$0.95 (ninety five real cents) per share, for future sale or cancellation.

On March 31, 2010, in its consolidated financial statements, the management´s Company recorded under treasury shares the total of 1,507,210 shares of its issuance and owned by the subsidiary Sadia, such shares were recorded in Sadia’s financial statements in the subgroup of marketable securities. These shares were received as proceeds from the sale of the interest in Concórdia Holding Financeira to HFIN Participações S.A. and are attached to a granted purchase option that can be exercised any time and will expire in 360 days. The treasury shares were recorded in shareholders’ equity at the acquisition cost and the difference between this amount and the amount recorded by Sadia was reclassified to other receivables.

c) Conciliation of the shareholders’ equity and the income of the year

	Shareholders’ equity		Statement of income
	03.31.10	12.31.09	03.31.10	03.31.09
Balance in the parent company	13,214,015	13,164,164	52,360	(241,138)
Unrealized profit and loss on transactions with
subsidiaries	(2,495)	(2,742)	247	15,172
Treasury shares	(25,359)	(26,772)	-	-
Balance in the consolidated	13,186,161	13,134,650	52,607	(225,966)

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18. SHARE-BASED OPTION

On March 31, 2010, the shareholders approved the stock-based employee compensation plans and the option of purchase shares policy to Sadia and BRF’s executives, with issuance of BRF’s shares, in the terms of Association Agreement and Option of Purchase Shares Plan of Sadia.

Under the terms of the Plan has already existing, the wholly-subsidiary subsidiary Sadia recorded in the statement of income in the period ended March 31, 2010, a income in the amount of R$1,101 with liability correspondent in the amount of R$2,706 as of March 31, 2010 (R$3.807 as of December 31, 2009).

19. EMPLOYEES’ PROFIT SHARING

The Company and its subsidiaries granted to its employees, profit sharing benefits, which are related to previously negotiated performance indicators, as agreed to by all parties from the beginning of the current year. The agreements were approved by the Board of Directors and the related State Union.

20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Overview:

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange rates and commodity prices. The Company uses instruments of protection to minimize its exposure to these risks, based on the Financial Risk Management Policy (“Risk Policy”) under the management of the Financial Risk Management Committee, Executive Directors and the Board of Directors.

The Company has implemented policies and procedures to manage such exposures and may enter into instruments of protection, as long as they are approved by the Board of Directors in order to mitigate the impact of these risks. Such policies and procedures include the monitoring Company’s exposure levels to each market risk, the measuring of each risk includes an analysis based on net accounting exposure and a forecast of future cash flows, in addition to the establishment of limits for decision making and use. All instruments entered into by the Company have the purpose of protecting the exchange rate exposure of its debt and cash flow and interest rate exposure. Currently, the Company does not use derivative instruments in protecting its position in commodities, but may use within limits established.

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The Board of Directors has a fundamental role in the structure of financial risk management as it is responsible for the approval of the Risk Policy and for monitoring the compliance of this policy and checking the framework of the overall limits established. Furthermore, it defines the limits of tolerance to different risks identified as acceptable to the Company on behalf of its shareholders.

The Executive Directors are responsible for assessing the positioning of the Company for each identified risk, according to the guidelines issued by the Board of Directors. Moreover, it is responsible for the approval of: (i) the action plans defined for the alignment of tolerance risk set; (ii) performance indicators to be used in risk management; (iii) the overall limits; and (iv) evaluation of suggestions for improvements in the policy.

The Financial Risk Management Committee is responsible for implementing the Risk Policy. The Committee oversees the process of risk management, plans and verifies the impact of decisions implemented, evaluates and approves hedge alternatives, tracks and monitors the levels of exposure to risk and the compliance with the policy, monitors the performance of the hedging transactions through reports and evaluates stress scenarios to be applied in transactions, cash flow and indebtedness of the Company in accordance with the established policy.

The Risk Policy establishes what strategies must be adopted and the Management, based on limit levels, hires the protection instruments (hedge). The Board of Directors, the Executive Board and the Financing Risk Committee have different limit levels established within the policy.

The Risk Policy does not allow management to enter into leveraged derivatives transactions, and determines that hedging transactions are to be limited up to 2.5% of the Company’s shareholders’ equity.

The transactions are recorded and updated in the operating system, with proper segregation of duties, and validated by the back-office and monitored daily by the financial department.

Considering that the purpose of the transactions is to reduce risks and uncertainties to which the Company is exposed, the results achieved on three-month period ended March 31, 2010 were considered satisfactory.

As allowed by the CVM Deliberation No. 604/09, the Company applies hedge accounting for its derivative instruments classified as cash flow hedges, as established in its policy of financing risk management. The cash flow hedge is used to protect the exposure over volatility on the cash flow that (i) is related to a specific risk associated with a recognized asset or liability; (ii) a high probable transaction; and (iii) could affect profit and losses.

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The subsidiary Sadia financial policy establishes that risk must be controlled by the Risk Management, through the identification of exposures and risk factors through the value at risk – VAR methodology and scenario simulation (stress test), monitored by the Finance Committee and executive management, which is responsible to determine the risk management strategies according to the financial policy approved by the Board of Directors.

The purpose of the financial policy is to establish a threshold for the use of financial instruments, to protect the assets and liabilities exposed to exchange rate variation and interest, as well as, establish limits to operate with financial institutions. The policy compliance is under financing, administration and information technology directors’ responsibility.

b) Interest rate risks management:

Interest rate risk is the risk whereby the Company may incur in economic losses due to adverse changes in interest rates, which may be caused by factors related to crisis of confidence and / or monetary policy change in domestic and foreign markets, etc. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed to LIBOR, TJLP, UMBNDES or to the CDI interest rates in addition to any positions prefixed in any of the indexes above mentioned that may cause unrealized losses and / or realized (early settlement) arising from the determination of fair market value (marking to market).

The Company’s Risk Policy does not restrict the exposure to different interest rates and does not establish limits between pre and post fixed rates.

The primary objectives of the Risk Policy are to minimize the costs of debt service and optimize income from applications and investments. For that, the Company continually monitors the market interest rate with the purpose of evaluating the eventual necessity of entering into derivative transactions to protect itself against the volatility risk of these rates. These operations are characterized primarily by swap exchange rate contracts, which changes a floating rate to a fixed rate and vice-versa, and which were accounted for using hedge accounting by the Company.

The Company seeks to manage a stable relationship with its short and long term debt position, maintaining a higher proportion in the long term. In addition, the Company has floating and fixed interest rate date that in conjunction with the debt positions minimize exposure to risks.

The debt is indexed, essentially, to the LIBOR, fixed coupon (R$ and USD), TJLP and UMBNDES rates. The occurrence of adverse changes in the market that results in the increase of LIBOR, also increases the cost of capitalized rate debt and, on the other hand, the cost fixed interest rate debt is reduced. The same consideration is also applicable to TJLP.

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The Company’s financial assets are principally indexed to the CDI on the domestic market operations and fixed coupon (USD) on the foreign market operations. If an increase in the CDI occurs, the results become favorable while a decrease in the CDI would lead to unfavorable results.

The following table summarizes the changes in interest rates and the impact to the Company:

Interest Risk – Pre-fixed				Interest Risk – Post-fixed
Rate	Exposure	Variation	Impact	Rate	Exposure	Variation	Impact
CDI	Assets	+	-	CDI	Assets	+	+
CDI	Assets	-	+	CDI	Assets	-	-
CDI	Liabilities	+	+	CDI	Liabilities	+	-
CDI	Liabilities	-	-	CDI	Liabilities	-	+
LIBOR/Cupom USD	Assets	+	-	TJLP	Liabilities	+	-
LIBOR/Cupom USD	Assets	-	+	TJLP	Liabilities	-	+
LIBOR/Cupom USD	Liabilities	+	+	LIBOR	Liabilities	+	-
LIBOR/Cupom USD	Liabilities	-	-	LIBOR	Liabilities	-	+

The results obtained with regard to the objectives of the Company related to interest rate exposure were fully achieved on the three-month period ended March 31, 2010.

c) Exchange risk management:

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities. The Company’s primary exposures to foreign currency exchange variations are those of the U.S. Dollar, Euro and Sterling Pound against the Real.

The objectives of the Company’s Risk Policy are to hedge its exposure to foreign currencies through balancing its non-Real denominated assets against its non-Real denominated liabilities, in order to protect its balance sheet. Therefore, the Company operates in the over-the-counter (SWAP) and future (BM&F) markets (table below):

The subsidiary Sadia does not have any open derivative positions as of March 31, 2010.

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i) Foreign currency exposure balances

Assets and liabilities denominated in foreign currencies are shown below:

	Parent Company		Consolidated
	03.31.10	12.31.09	03.31.10	12.31.09
Cash, cash equivalents and financial investments	137,088	185,236	1,515,754	2,133,943
Trade accounts receivable – third parties	31,063	35,802	1,042,735	657,020
Receivables from related parties	334,267	718,665	-	-
Contracts of exchange rates (swaps)	-	(78,803)	-	(78,803)
Contracts for future U.S. dollars	277,558	122,751	277,558	122,751
NDF contracts **	-	-	(35,620)	(211,268)
Loans and financing	(1,187,070)	(1,309,416)	(4,900,074)	(4,520,223)
Other operating assets and liabilities, net *	(1,538,927)	(979,784)	588,977	(5,091)
	(1,946,021)	(1,305,549)	(1,510,670)	(1,901,671)
Exposure in foreign currency exchange rate in R$	(1,946,021)	(1,305,549)	(1,510,670)	(1,901,671)
Exposure in foreign currency exchange rate in US$	(1,092,657)	(749,799)	(1,173,214)	(1,092,162)

(*) Refers mainly to the purchase of inventory and trade accounts payable.
(**) NDF’s offshore not designated as hedge accounting, impacting the statement of income and no impacting shareholders’ equity .

The Company’s exposure in the amount of US$1,173,214, is within the limit established by the Risk Policy.

In addition, the Company’s Risk Policy aims to protect operating income and costs that involve transactions arising from commercial activities, such as estimates of exports and purchases of raw materials. For this, the Company uses protection instruments, approved by the Risk Policy, focusing on the protection of forecasted cash flow denominated in foreign currency.

On March 31, 2010, the Company had non-deliverable forward (“NDF”) operations in the amount of US$430,000, designated as hedge accounting (unrealized financial income/expenses impacting shareholders’ equity and affecting the statement of income when realized). According to the deliberation of Financial Risk Management Committee and the Board of Directors, during the first quarter of 2010 the Company has started to sell Euro and Pound in future markets with the objective to protect its cash flow. On March 31,2010 the Company had the position of EUR 80,000 and GBP 11,300.

In order to follow the Risk Policy, the Company conducts daily monitoring, through reports issued by the treasury department financial area and validated by the operational support area (back-office), of cash-flow needs and foreign exchange exposure.

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ii) Financial instrument balances designated as hedge accounting:

The position of derivatives outstanding as of March 31, 2010 and December 31, 2010 is as follows:

Consolidated 03.31.10
Instrument	Object of protection	Maturity date	Receiving	Payable	Reference value (notional)	Market Value (1)	Unrealized losses
NDF	Exchange rate	Until 02/2011	R$ 8.52%p.y.	US$	765,830	13,444	1,120
NDF	Exchange rate	Until 11/2010	R$ 10.58%p.y.	EUR	192,608	6,854	805
NDF	Exchange rate	Until 10/2010	R$ 8.19%p.y.	GBP	30,559	652	30
NDF	Exchange rate	04/2010	R$ 15.32%p.y.	US$	35,620	976	134
Swap	Exchange rate	From 01/2010 to 07/2013	US$ +7%	76% CDI	56,112	389	185
Swap	Exchange rate	From 01/2010 to 12/2011	US$ +LIBOR 3M + 3.83%	97.83% CDI	330,750	(47,338)	(45,899)
Swap	Interest rate	From 05/2010 to 08/2012	US$ +LIBOR 3M + 0.50%	US$ + 3.96%	83,575	(4,701)	(4,342)
Swap	Interest rate	From 05/2010 to 08/2013	US$ +LIBOR 6M + 0.80%	US$ + 3.77%	838,762	(25,717)	(22,601)
Swap	Interest rate	From 11/2010 to 11/2012	US$ +LIBOR 12M + 0.71%	US$ + 3.70%	198,025	(7,236)	(6,110)
Future contract	Exchange rate	05/2010	US$	R$	277,558	(2,183)	-
TOTAL						(65,742)	(77,451)

Consolidated 12.31.09
Instrument	Object of protection	Maturity date	Receiving	Payable	Reference value (notional)	Market Value (1)	Unrealized losses
NDF	Exchange rate	Until 06/2010	R$ 8.39%p.y.	US$	786,667	20,918	(218)
NDF	Exchange rate	Until 06/2010	R$ 6%p.y.	US$	211,268	2,721	(399)
Swap	Exchange rate	From Jan 2010 to Jul 2013	US$ +7%	76% of CDI	56,112	279	(70)
Swap	Exchange rate	Until 09/2011	118.5%of CDI	US$ + 83% CDI	86,144	2,465	(5,581)
Swap	Exchange rate	Until 12/2011	US$ (E.R.) +LIBOR 3M + 3.83%	97.83% of CDI	330,750	(51,190)	(49,791)
Swap	Interest rate	Until 08/2012	US$ +LIBOR 3M + 1.76%	US$ + 4.74%	146,362	(4,712)	(4,236)
Swap	Interest rate	Until 08/2013	US$ +LIBOR 6M + 0.70%	US$ + 3.77%	838,762	(24,741)	(19,575)
Swap	Interest rate	Until 12/2012	US$ +LIBOR 12M + 0.71%	US$ + 3.69%	198,025	(5,262)	(5,021)
Future contract	Exchange rate	Until 02/2010	US$	R$	122,751	20	-
TOTAL						(59,502)	(84,891)

(1) The market value methodology adopted by the Company is marked-to-market (“MTM”), which consists of determining the future value based on contracted terms and determining the present value based on market yield rates, obtained from Bloomberg and BM&F.

The Company entered into swap operations, NDF and future contracts with the objective of minimizing the effects of changes in exchange rates and to protect against changes in interest rate variations.

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The Company believes that the results obtained from these derivative transactions are in line with the Risk Policy adopted by the Company.

d) Gains and losses on derivative financial instruments for equity protection:

The value of gains and losses with unrealized derivative financial instruments have impacted the statement of income and shareholders’ equity, as set forth below:

	Parent Company		Consolidated
	Statement of income	Shareholders’ equity	Statement of income	Shareholders’ equity
Protection derivatives
Exchange rate variation risks	-	(25,999)	-	(25,999)
Interest risk	-	(38,536)	-	(38,536)
Sub total	-	(64,535)	-	(64,535)

Trading derivatives
Exchange rate variation risks	(2,183)	-	(1,207)	-
Sub total	(2,183)	-	(1,207)	-
Total	(2,183)	(64,535)	(1,207)	(64,535)

e) Composition of financial instruments balances by category - except derivatives:

	Parent Company
	Assets			Liabilities
	Financial assets	Trade accounts receivable and other receivables	Investments	Loans and financing in local currency	Loans and financing in foreign currency	Debentures	Total
03.31.2010

Loans and receivables	-	1,141,112	-	(1,522,427)	(1,120,352)	(2,089)	(1,503,756)
Marketable Securities
Available for sale	2,000	-	-	-	-	-	2,000
Trading securities	1,942,643	-	-	-	-	-	1,942,643
Held to maturity	27	-	8,081,877	-	-	-	8,081,904
Total	1,944,670	1,141,112	8,081,877	(1,522,427)	(1,120,352)	(2,089)	8,522,791

12.31.2009

Loans and receivables	-	1,475,223	-	(1,677,753)	(1,309,416)	(2,089)	(1,514,035)
Marketable Securities
Available for sale	1,991	-	-	-	-	-	1,991
Trading securities	617,877	-	-	-	-	-	617,877
Held to maturity	27	-	9,101,075	-	-	-	9,101,102
Total	619,895	1,475,223	9,101,075	(1,677,753)	(1,309,416)	(2,089)	8,206,935

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	Consolidated
	Assets			Liabilities
	Financial assets	Trade accounts receivable and other receivables	Investments	Loans and financing in local currency	Loans and financing in foreign currency	Debentures	Total
03.31.2010

Loans and receivables	-	2,018,953	-	(3,376,559)	(4,834,332)	(2,089)	(6,194,027)
Marketable Securities
Available for sale	556,391	-	-	-	-	-	556,391
Trading securities	1,969,364	-	-	-	-	-	1,969,364
Held to maturity	178,245	-	19,082	-	-	-	197,327
Total	2,704,000	2,018,953	19,082	(3,376,559)	(4,834,332)	(2,089)	(3,470,945)

12.31.2009							-

Loans and receivables	-	1,800,145	-	(4,216,296)	(4,520,223)	(2,089)	(6,938,463)
Marketable Securities
Available for sale	565,142	-	-	-	-	-	565,142
Trading securities	2,282,852	-	-	-	-	-	2,282,852
Held to maturity	174,216	-	17,200	-	-	-	191,416
Total	3,022,210	1,800,145	17,200	(4,216,296)	(4,520,223)	(2,089)	(3,899,053)

f) Composition of financial instruments balances designated for cash flow hedge accounting

The Company made the formal designation of its hedge accounting operations for the derivative financial instruments for the protection of cash flows, documenting: (i) the relationship of the hedge, (ii) the purpose and strategy risk management in taking the hedge, (iii) identification of the instrument, (iv) the coverage transaction or subject, (v) the nature of the risk to be hedged, (vi) a description of the coverage, (vii) the correlation between the hedge and the object of coverage, if applicable, and (viii) the prospective demonstration of the effectiveness of the hedge.

The transactions for which the Company made the determination of hedge accounting are highly probable, having an exposure to variations in cash flow that could affect profit and loss and are highly effective in covering changes in fair value or cash flow attributable to the hedged items, consistently to the originally documented risk in the Risk Policy.

From the application of hedge accounting for derivatives to protect the risk of interest rates that affect cash flows and export revenues, the Company recorded in the shareholders’ equity the gain or losses of the part of the effective hedge, in a separate component until the coverage object affects the statement of income,

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moment in which this portion of the hedge should also affect the statement of income. The amounts booked in equity are presented below:

				Parent Company and Consolidated

				Swap accrual balance		Swap M T M balance
Hedge instruments	Object of hedge	Risk protected	Maturity date	Asset	Liability	Asset	Liability
Swap cont ract of US$65,000 (Assets Libor 6 months + 1.75% / Liabilities 4.22%)	Debt of US$65,000 interest of Libor 6 months + overlibor 1.75%	Libor Post x Fixed	07/25/2012	433	(855)	347,711	(350,217)
Swap contract of US$75,000 (Assets Libor 6 months / Liabilities 4.06%)	Debt of US$75,000 interest of Libor 6 months + overlibor 0.9%	Libor Post x Fixed	07/22/2013	74	(783)	524,492	(531,564)
Swap cont ract of US$30,000 (Assets Libor 6 months + 0.8% / Liabilities 4.31%)	Debt of US$30,000 interest of Libor 6 months + overlibor 0.8%	Libor Post x Fixed	08/23/2013	35	(128)	261,883	(264,483)
Swap contract of US$20,000 (Assets Libor 6 months + 0.8% / Liabilities 4.36%)	Debt of US$20,000 interest of Libor 6 months + overlibor 0.8%	Libor Post x Fixed	07/19/2013	64	(237)	175,090	(176,937)
Swap contract of US$20,000 (Assets Libor 3 months + 0.5% / Liabilities 3.96%)	Debt of US$20,000 interest of Libor 3 months + overlibor 0.5%	Libor Post x Fixed	8/10/2012	37	(196)	350,498	(352,391)
Swap contract of US$20,000 (Assets Libor 3 months + 0.5% / Liabilities 3.96%)	Debt of US$20,000 interest of Libor 3 months + overlibor 0.5%	Libor Post x Fixed	08/15/2012	33	(172)	350,356	(352,233)
Swap contract of US$10,000 (Assets Libor 3 months + 0.5% / Liabilities 3.96%)	Debt of US$10,000 interest of Libor 3 months + overlibor 0.5%	Libor Post x Fixed	08/20/2012	14	(74)	175,102	(176,032)
Swap contract of US$10,000 (Assets Libor 3 months + 3.85% / Liabilities 5.78%)	Debt of US$30,000 interest of Libor 3 months + overlibor 3.85%	Libor Post x Fixed	08/20/2012	262	(369)	478,881	(479,761)
Swap contract of US$20,000 (Assets Libor 6 months / Liabilities 3.82%)	Debt of US$20,000 interest of Libor 6 months + overlibor 1.45%.	Libor Post x Fixed	03/20/2013	4	(38)	140,016	(141,765)
Swap contract of US$30,000 (Assets Libor 6 months / Liabilities 3.79%)	Debt of US$30,000 interest of Libor 6 months + overlibor 1.45%.	Libor Post x Fixed	02/13/2013	18	(174)	210,425	(213,052)
Swap contract of US$25,000 (Assets Libor 6 months + 1.65% / Liabilities 4.15%)	Debt of US$25,000 interest of Libor 6 months + overlibor 1.65%	Libor Post x Fixed	5/10/2013	329	(642)	220,975	(222,287)
Swap contract of US$50,000 (Assets Libor 6 months + 0.6% / Liabilities 2.98%)	Debt of US$50,000 interest of Libor 6 months + overlibor 0.60%	Libor Post x Fixed	12/19/2012	188	(560)	523,067	(525,306)
Swap contract of US$50,000 (Assets Libor 6 months + 0.6% / Liabilities 2.99%)	Debt of US$50,000 interest of Libor 6 months + overlibor 0.60%	Libor Post x Fixed	11/26/2012	270	(769)	524,275	(526,695)
Swap contract of US$50,000 (Assets Libor 6 months+1.55%/ Liabilities 3.55%)	Debt of US$50,000 interest of Libor 6 months + overlibor 1.55%	Libor Post x Fixed	7/2/2012	436	(782)	267,655	(269,001)
Swap contract of US$50,000 (Assets Libor 12 months + 0.71%/ Liabilities 3.57%)	Debt of US$50,000 interest of Libor 12 months + overlibor 0.71%	Libor Post x Fixed	11/19/2012	506	(1,051)	263,757	(267,072)
Swap contract of US$50,000 (Assets Libor 12 months + 0.71% / Liabilities 3.82%)	Debt of US$50,000 interest of Libor 12 months + overlibor 0.71%	Libor Post x Fixed	11/26/2012	478	(1,058)	263,623	(267,544)
Swap contract of US$35,000 (Assets 7%a.a / Liabilities 76% CDI )	Debt of US$35,000 interest of 7%p.y. (USD)	Cupom USD X CDI	07/15/2013	921	(718)	14,683	(14,295)
Swap contract of US$50,000 (Assets Libor 3 months + overlibor 2.50% / Liabilities 92.5% CDI)	Debt of US$50,000 interest of Libor 3 months + overlibor 2.50%	Libor X CDI	10/1/2013	592	(1,758)	9,848	(23,690)
Swap contract of US$100,000 (Assets Libor 3 months + overlibor 4.50% / Liabilities 100% CDI )	Debt of US$100,000 interest of Libor 3 months + overlibor 1.00% + Bail of 3.5%p.y.	Libor X CDI	12/23/2013	189	(462)	30,271	(63,766)

				4,883	(10,826)	5,132,608	(5,218,091)

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				Parent Company and Consolidated

				Swap accrual balance		Swap M T M balance
Hedge instruments	Object of hedge	Risk protected	Maturity date	Asset	Liability	Asset	Liability
NDF	Foreign sales	FX USDxR$	04/07/10	9,502	(8,905)	9,497	(8,903)
NDF	Foreign sales	FX USDxR$	04/07/10	8,951	(8,905)	8,951	(8,903)
NDF	Foreign sales	FX USDxR$	04/09/10	13,259	(12,467)	13,246	(12,460)
NDF	Foreign sales	FX USDxR$	04/09/10	9,067	(8,905)	9,059	(8,900)
NDF	Foreign sales	FX USDxR$	04/09/10	5,419	(5,343)	5,420	(5,340)
NDF	Foreign sales	FX USDxR$	04/12/10	17,586	(17,810)	17,582	(17,803)
NDF	Foreign sales	FX USDxR$	04/14/2010	9,217	(8,905)	9,213	(8,899)
NDF	Foreign sales	FX USDxR$	04/14/2010	8,926	(8,905)	8,931	(8,899)
NDF	Foreign sales	FX USDxR$	04/14/2010	18,233	(17,810)	18,249	(17,798)
NDF	Foreign sales	FX USDxR$	04/16/2010	9,211	(8,905)	9,204	(8,896)
NDF	Foreign sales	FX USDxR$	04/22/2010	18,251	(17,810)	18,254	(17,794)
NDF	Foreign sales	FX USDxR$	05/05/10	7,581	(7,124)	7,582	(7,112)
NDF	Foreign sales	FX USDxR$	05/07/10	13,394	(12,467)	13,383	(12,442)
NDF	Foreign sales	FX USDxR$	05/07/10	8,904	(8,905)	8,888	(8,887)
NDF	Foreign sales	FX USDxR$	05/07/10	7,209	(7,124)	7,218	(7,110)
NDF	Foreign sales	FX USDxR$	05/12/10	17,749	(17,810)	17,743	(17,776)
NDF	Foreign sales	FX USDxR$	05/14/2010	8,915	(8,905)	8,897	(8,885)
NDF	Foreign sales	FX USDxR$	05/12/10	9,502	(8,905)	9,467	(8,888)
NDF	Foreign sales	FX USDxR$	05/12/10	8,774	(8,905)	8,767	(8,888)
NDF	Foreign sales	FX USDxR$	05/14/2010	17,713	(17,810)	17,708	(17,771)
NDF	Foreign sales	FX USDxR$	05/19/2010	17,774	(17,810)	17,707	(17,772)
NDF	Foreign sales	FX USDxR$	06/07/10	9,767	(8,905)	9,722	(8,886)
NDF	Foreign sales	FX USDxR$	06/07/10	8,836	(8,905)	8,798	(8,886)
NDF	Foreign sales	FX USDxR$	06/07/10	8,994	(8,905)	8,967	(8,886)
NDF	Foreign sales	FX USDxR$	06/11/10	9,717	(8,905)	9,648	(8,880)
NDF	Foreign sales	FX USDxR$	06/11/10	17,897	(17,810)	17,858	(17,760)
NDF	Foreign sales	FX USDxR$	06/11/10	8,990	(8,905)	8,955	(8,880)
NDF	Foreign sales	FX USDxR$	06/16/2010	9,802	(8,905)	9,758	(8,880)
NDF	Foreign sales	FX USDxR$	06/16/2010	17,916	(17,810)	17,887	(17,759)
NDF	Foreign sales	FX USDxR$	06/16/2010	9,001	(8,905)	9,020	(8,880)
NDF	Foreign sales	FX USDxR$	06/18/2010	8,929	(8,905)	8,984	(8,877)
NDF	Foreign sales	FX USDxR$	06/18/2010	9,429	(8,905)	9,352	(8,877)
NDF	Foreign sales	FX USDxR$	07/05/10	18,749	(17,810)	19,009	(17,755)
NDF	Foreign sales	FX USDxR$	07/09/10	9,268	(8,905)	9,243	(8,872)
NDF	Foreign sales	FX USDxR$	07/09/10	17,741	(17,810)	17,687	(17,743)
NDF	Foreign sales	FX USDxR$	07/12/10	8,854	(8,905)	8,837	(8,875)
NDF	Foreign sales	FX USDxR$	07/14/2010	17,720	(17,810)	17,526	(17,744)
NDF	Foreign sales	FX USDxR$	07/14/2010	8,916	(8,905)	8,926	(8,872)
NDF	Foreign sales	FX USDxR$	07/16/2010	8,803	(8,905)	8,729	(8,869)
NDF	Foreign sales	FX USDxR$	07/16/2010	9,435	(8,905)	9,333	(8,869)
NDF	Foreign sales	FX USDxR$	07/16/2010	8,915	(8,905)	8,923	(8,869)
NDF	Foreign sales	FX USDxR$	08/06/10	17,701	(17,810)	17,564	(17,718)

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NDF	Foreign sales	FX USDxR$	08/11/10	17,942	(17,810)	17,872	(17,718)
NDF	Foreign sales	FX USDxR$	08/13/2010	17,659	(17,810)	17,606	(17,712)
NDF	Foreign sales	FX USDxR$	08/18/2010	8,989	(8,905)	8,970	(8,856)
NDF	Foreign sales	FX USDxR$	08/18/2010	9,021	(8,905)	9,085	(8,856)
NDF	Foreign sales	FX USDxR$	09/06/10	17,794	(17,810)	17,600	(17,704)
NDF	Foreign sales	FX USDxR$	09/10/10	8,775	(8,905)	8,713	(8,849)
NDF	Foreign sales	FX USDxR$	09/10/10	8,803	(8,905)	8,778	(8,849)
NDF	Foreign sales	FX USDxR$	09/14/2010	17,723	(17,810)	17,564	(17,700)
NDF	Foreign sales	FX USDxR$	09/17/2010	9,124	(8,905)	9,029	(8,845)
NDF	Foreign sales	FX USDxR$	10/04/10	18,636	(17,810)	18,706	(17,688)
NDF	Foreign sales	FX USDxR$	10/08/10	17,756	(17,810)	17,585	(17,673)
NDF	Foreign sales	FX USDxR$	10/13/2010	9,086	(8,905)	8,993	(8,839)
NDF	Foreign sales	FX USDxR$	10/13/2010	9,435	(8,905)	9,432	(8,839)
NDF	Foreign sales	FX USDxR$	11/08/10	17,844	(17,810)	17,828	(17,656)
NDF	Foreign sales	FX USDxR$	11/12/10	8,854	(8,905)	8,715	(8,821)
NDF	Foreign sales	FX USDxR$	11/12/10	9,411	(8,905)	9,384	(8,821)
NDF	Foreign sales	FX USDxR$	11/17/2010	17,704	(17,810)	17,649	(17,647)
NDF	Foreign sales	FX USDxR$	12/08/10	17,802	(17,810)	17,741	(17,621)
NDF	Foreign sales	FX USDxR$	12/10/10	9,033	(8,905)	8,968	(8,807)
NDF	Foreign sales	FX USDxR$	12/10/10	9,340	(8,905)	9,302	(8,807)
NDF	Foreign sales	FX USDxR$	12/13/2010	9,019	(8,905)	9,033	(8,810)
NDF	Foreign sales	FX USDxR$	01/12/11	8,901	(8,905)	8,776	(8,790)
NDF	Foreign sales	FX USDxR$	02/09/11	8,984	(8,905)	8,864	(8,775)
NDF	Foreign sales	FX EURxR$	04/12/10	12,979	(12,038)	13,005	(12,025)
NDF	Foreign sales	FX EURxR$	04/16/2010	13,188	(12,038)	13,197	(12,017)
NDF	Foreign sales	FX EURxR$	04/07/10	12,931	(12,038)	12,933	(12,026)
NDF	Foreign sales	FX EURxR$	04/22/2010	12,929	(12,038)	12,935	(12,018)
NDF	Foreign sales	FX EURxR$	05/10/10	12,412	(12,038)	12,408	(12,008)
NDF	Foreign sales	FX EURxR$	05/14/2010	12,012	(12,038)	12,207	(12,001)
NDF	Foreign sales	FX EURxR$	05/19/2010	12,164	(12,038)	12,182	(12,001)
NDF	Foreign sales	FX EURxR$	06/07/10	12,383	(12,038)	12,393	(11,999)
NDF	Foreign sales	FX EURxR$	06/11/10	12,383	(12,038)	12,387	(11,990)
NDF	Foreign sales	FX EURxR$	07/12/10	12,161	(12,038)	12,166	(11,978)
NDF	Foreign sales	FX EURxR$	07/16/2010	12,156	(12,038)	12,098	(11,969)
NDF	Foreign sales	FX EURxR$	08/11/10	12,213	(12,038)	12,171	(11,951)
NDF	Foreign sales	FX EURxR$	08/18/2010	12,202	(12,038)	12,089	(11,946)
NDF	Foreign sales	FX EURxR$	09/10/10	12,229	(12,038)	12,239	(11,932)
NDF	Foreign sales	FX EURxR$	10/08/10	12,206	(12,038)	12,065	(11,910)
NDF	Foreign sales	FX EURxR$	11/12/10	12,111	(12,038)	12,038	(11,886)
NDF	Foreign sales	FX GBPxR$	04/16/2010	3,823	(3,516)	3,821	(3,512)
NDF	Foreign sales	FX GBPxR$	05/18/2010	2,938	(2,704)	2,935	(2,699)
NDF	Foreign sales	FX GBPxR$	06/16/2010	2,941	(2,704)	2,936	(2,696)
NDF	Foreign sales	FX GBPxR$	07/16/2010	6,687	(6,761)	6,660	(6,729)
NDF	Foreign sales	FX GBPxR$	08/13/2010	6,689	(6,761)	6,661	(6,719)
NDF	Foreign sales	FX GBPxR$	09/17/2010	2,687	(2,704)	2,648	(2,683)

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NDF	Foreign sales	FX GBPxR$	09/17/2010	2,713	(2,704)	2,711	(2,683)
NDF	Foreign sales	FX GBPxR$	10/18/2010	2,704	(2,704)	2,682	(2,681)
				1,007,993	(988,996)	1,005,452	(984,505)

The derivative financial instruments that do not meet the criteria required by CVM Deliberation No. 604/09 were not accounted for in accordance with the hedge accounting method and were recorded on the balance sheet at their fair value with its changes recorded in the statement of income.

On March 2010, a debt of US$45,000, which ad swap designed as hedge accounting, was settled in advance by the Company. Following the best international practices (IAS39) and Deliberation No. 604/09, the Company disqualified the derivative and the accumulated loss on the reserve of equity evaluation adjustment was reclassified to the statement of income.

g) Determination of financial instruments fair value

The estimated fair value for financial instruments hired by the Company was determined using available information in the appropriate methodologies for assessments. However, considerable judgment was required to interpret market data to establish the estimated fair value of each transaction. As a result the estimates below do not indicate, necessarily, the amounts that will be effectively achieved at the date of transactions financial settlement.

	Parent Company		Consolidated

	Carryng value	Fair Value	Carrying value	Fair Value
Cash and cash equivalents	165,572	165,572	1,274,761	1,274,761
Marketable securities	1,944,670	1,944,670	2,704,000	2,704,000
Trade accounts receivable	1,141,112	1,141,112	2,018,953	2,018,953
Loans and financing (debts)	(2,642,779)	(2,642,779)	(8,210,891)	(8,210,891)
Trade accounts payable	(952,817)	(952,817)	(1,776,996)	(1,776,996)
Derivatives unrealized losses (Note 20 c)	(66,718)	(66,718)	(65,742)	(65,742)
	(410,960)	(410,960)	(4,055,915)	(4,055,915)

h) Credit Management:

The Company is subject to credit risk related to trade accounts receivable, financial assets and derivatives instruments. The Company limits its risk associated with these financial instruments, placing them in financial institutions selected by a rating classification criteria and maximum concentration percentage by counterparts, as determined in the Risk Policy

The credit risk of the concentration of trade accounts receivable is mitigated by the low concentration in the customer portfolios and granted credits to customer with

Pág: 80

good financial and operating ratios. Generally, the Company does not demand guarantees for credit sales: however, it contracts credit insurance for specific markets.

The wholly-owned subsidiary Sadia’s financial assets can only be allocated to the counterparts with the minimum rating classification of “investment grade” and within predetermined limits approved by the Risk, Credit and Financing Management Committee. The maximum net exposure per financial institution (financial assets less financial liabilities) cannot be higher than 10% of the financial institution equity or the Company’s equity, whichever is smaller.

i) Commodities risk price management:

In the regular course of its operations, the Company purchases commodities, mainly corn, soymeal and live hogs, which are the main individual components of the Company’s costs.

The price of corn and soymeal are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the fluctuations of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by the offer in the domestic market and levels of demand in the international market, among other aspects.

The Risk Policy establishes limits to protect the purchases of corn and soymeal, in order to reduce the impact of increased prices of these raw materials. Derivatives instruments can be used for that purpose or the Company may rely only inventory management. Currently the Company relies only on its inventory management to protect itself from the risks associated with commodities.

The subsidiary Sadia maintains its strategy of risk management, working mainly using physical controls, which includes the purchase of grains at fixed prices and at prices to be fixed in conjunction with future contracts of commodities (grains). The Company has a Committee of Commodities and Risk Management, comprising of the Chairman, financial executives and operational executives with the purpose to discuss and to deliberate on the strategies and the positioning of the Company in relation to the diverse factors of risk that impact in the operational results.

On March 31, 2010, there were no commodity derivatives outstanding and during the current year, the Company did not enter into any derivative agreements involving commodities.

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j) Principal transactions and future commitments:

The main transactions aimed at cash flow protection are from NDF operations, which involves sales at a "forward" rate on a specific date in the future (maturity date) and whose liquidation amount is calculated by the difference between the "forward" rate sold and the rate of the day before the maturity date, multiplied by the value of the contract (notional).

The table below shows the deadlines for the financial impact:

	03.31.10
	R$ x USD		R$ x EUR		R$ x GBP
Maturity	Notional	Average USD	Notional	Average EUR	Notional	Average GBP
04/2010	70,000	1.8279	20,000	2.6113	1,300	2.9501
05/2010	65,000	1.8226	15,000	2.4776	1,000	2.9665
06/2010	65,000	1.8616	10,000	2.5184	1,000	2.9890
07/2010	60,000	1.8491	10,000	2.4892	2,500	2.7350
08/2010	40,000	1.8387	10,000	2.5110	2,500	2.7571
09/2010	35,000	1.8380	5,000	2.5523	2,000	2.7993
10/2010	30,000	1.9167	5,000	2.5365	1,000	2.8257
11/2010	30,000	1.8955	5,000	2.5561	-	-
12/2010	25,000	1.9282	-	-	-	-
01/2011	5,000	1.8980	-	-	-	-
02/2011	5,000	1.9348	-	-	-	-
	430,000		80,000		11,300

k) Guarantees

The Company utilizes CDB and promissory notes to guarantee the operations contracted in U.S. Dollars with BM&F.

The following presents the guarantees total amount:

	Parent Company and Consolidated
Type	12.31.09	12.31.08
CDB	-	39,000
Bank guarantee	33,812	-
	33,812	39,000

l) Table of sensitivity analysis

The Company has loans and financing in foreign currency and derivative financial instruments to eliminate or mitigate risks incurred by exposure to foreign exchange.

The table below considers three scenarios, with the probable scenario being the one adopted by the Company.

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Parent Company
Operation	Risk	Probable scenario (I)	Scenario (II) (deterioration of 25%)	Scenario (III) (deterioration of 50%)
Future	Appreciation of R$	(2,183)	67,170	136,523
Cash and cash equivalents indexed in foreign currency	Depreciation of R$	137,088	175,277	210,332
Debt in foreign currency	Appreciation of R$	(1,187,071)	(1,517,756)	(1,821,307)
		(1,052,166)	(1,275,309)	(1,474,452)

NDF (hedge accounting)		20,951	(225,174)	(471,299)
Export		(20,951)	225,174	471,299
Total		-	-	-

Consolidated
Operation	Risk	Probable scenario (I)	Scenario (II) (deterioration of 25%)	Scenario (III) (deterioration of 50%)
Future	Appreciation of R$	(2,183)	67,170	136,523
NDF (hedge accounting)	Appreciation of R$	976	(7,920)	(16,817)
Cash and cash equivalents indexed in foreign currency	Depreciation of R$	1,495,534	1,869,418	2,243,301
Debt in foreign currency	Appreciation of R$	(4,907,576)	(6,134,470)	(7,361,364)
		(3,413,249)	(4,205,802)	(4,998,357)

NDF (hedge accounting)		20,951	(225,174)	(471,299)
Export		(20,951)	225,174	471,299
Total		-	-	-

In addition to the probable scenario mentioned above, CVM Instruction No. 475/08 determined that two other scenarios must presented assuming a deterioration of 25% and 50% in the exchange rates. These scenarios are presented in accordance with the regulations of the CVM.

The Company considers only the changes in foreign currency as a major risk factor, as it is the variable that is more impacted by the other variables such as interest rates, commodities, stock exchanges.

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21. FINANCIAL INCOME (EXPENSES) NET

	Parent Company		Consolidated
	03.31.10	03.31.09	03.31.10	03.31.09
Financial expenses:
Interest expense	(69,130)	(48,674)	(141,765)	(94,081)
Exchange variation on financial liabilities	(63,174)	74,300	(121,142)	17,201
Adjustment to present value	(9,267)	1,998	(24,174)	1,998
Other expenses	(586)	(1,258)	(12,507)	(27,476)
	(142,157)	26,366	(299,588)	(102,358)
Financial income:
Interest income	12,302	14,778	62,870	33,128
Exchange variation on financial assets	15,942	(32,211)	55,484	21,223
Losses from translation effects of investments abroad	-	-	(10,492)	(39,591)
Adjustment to present value	10,406	(14,658)	27,131	(14,535)
Other income	-	1,303	8,709	1,817
	38,650	(30,788)	143,702	2,042
Net financial expense	(103,507)	(4,422)	(155,886)	(100,316)

22.RELATED PARTIES TRANSACTIONS - PARENT COMPANY

In the regular course of the business, rights and obligations are contracted between related parts, arising from sales and purchase of products and loan agreement considering arms-length conditions.

a)Transactions and balances:

The assets and liabilities balances on March 31, 2010, and the transactions that impacted the income of the period are as follows:

	03.31.10	12.31.09
Trade accounts receivable
Avipal Nordeste S.A.	-	11,219
UP! Alimentos Ltda	3,149	2,684
Perdigão Europe Lda.	138,443	172,229
Perdigão International Ltd.	194,703	545,696
Sadia S.A.	20,262	5,886
	356,557	737,714

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Dividends and Interest on shareholders’ equity
Avipal S.A. Construtora e Incorporadora	5	5
Sadia S.A.	54,816	36,646
	54,821	36,651

Loans
Instituto Perdigão de Sustentabilidade	5,379	5,240
Avipal Nordeste S.A.	-	(3,328)
Perdigão Trading S.A.	2,532	2,467
Perdigão International Ltd.	(11,033)	(10,056)
Highline International Ltd.	(3,248)	(3,175)
Establecimiento Levino Zaccardi y Cia S.A.	4,151	4,058
	(2,219)	(4,794)

Trade accounts payable
Sino dos Alpes Alimentos Ltda	85	85
Avipal Nordeste S.A.	-	14,404
UP! Alimentos Ltda	759	1,706
Perdigão International Ltd.	1,256	1,209
Establecimiento Levino Zaccardi y Cia S.A.	326	-
Sadia S.A.	4,489	1,270
	6,915	18,674

Advance to future capital increase
PSA Laboratório Veterinario Ltda	20,577	20,577
Sadia S.A.	2,919,000	2,260,000
	2,939,577	2,280,577

Other receivable and other payable
Avipal Nordeste S.A.	-	50,016
Perdigão Trading S.A.	410	410
Establecimiento Levino Zaccardi y Cia S.A.	1,122	1,097
Avipal Centro Oeste S.A.	43	43
Sadia S.A.	156	-
	1,731	51,566

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	Statement of income
	03.31.10	12.31.09
Sales
Perdigão Agroindustrial S.A.	-	203,846
Sino dos Alpes Alimentos Ltda.	-	5,491
Avipal Nordeste S.A.	45,049	32,712
VIP S.A. Empreendimentos e Participações Imobiliárias	-	1,436
UP! Alimentos Ltda.	1,822	294
Perdigão Europe Lda.	141,458	31,038
Perdigão International Ltd.	568,439	261,791
Sadia S.A.	36,776	-
	793,544	536,608

Cost of sales
Perdigão Agroindustrial S.A.	-	(21,530)
Sino dos Alpes Alimentos Ltda.	-	(7,190)
Avipal Nordeste S.A.	(89,168)	(64,159)
VIP S.A. Empreendimentos e Participações Imobiliárias	(3)	(336)
UP! Alimentos Ltda.	-	(6,652)
Establecimiento Levino Zaccardi y Cia S.A.	(321)	-
	(89,492)	(99,867)

Net financial expense
Perdigão Agroindustrial S.A.	-	(586)
Instituto Perdigão de Sustentabilidade	137	153
Avipal Nordeste S.A.	(5,197)	(102)
Perdigão Trading S.A.	65	11
Perdigão International Ltd.	(12)	(13)
Establecimiento Levino Zaccardi y Cia S.A.	-	33
	(5,007)	(504)

b) Granted endorsement:

All relationships between the Company and its subsidiaries were disclosed, whether there have been transactions between the parties or not.

All transactions and balances between the Company and its subsidiaries were eliminated in the consolidated balance sheet and they refer to commercial and/or financial transactions.

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23.INSURANCE COVERAGE – (UNAUDITED)

The Company has a policy to hire insurance coverage for assets subject to risks at amounts deemed sufficient to cover damages, taking into consideration the nature of its operations. The assumptions for the risks adopted, given their nature, are not part of the scope of an audit of the consolidated financial statements and the Company’s independent auditors have not audited them.

		Unaudited
Subject	Type of risk	Amount at risk	Coverage amount
Property, plant and equipment and inventories	Fire, windstorm, lightning breakage of machines, deterioration of refrigerated products, loss of profit and other risks	15,611,033	993,532
Domestic transportation	Road risk and carrier’s civil liabilities	23,604,930	10,242,169
International transport Export	-	2,375,189	1,308,454
International transport Import	-	358,000	395,590
General and officers civil responsabilities	Third-party claims	48,888,003	232,148
Credit risk	Default payments	4,549,070	10,391,619

24.RETIREMENT SUPPLEMENTARY PLAN

Company:

In April 1997, Perdigão — Sociedade de Previdência Privada (“PSPP”), a private pension foundation sponsored by the Company and its subsidiaries (except for Sadia), began its activities, which are to provide supplemental retirement benefits for the employees. The PSPP manages two separate contribution pension plans: Plan I, which is closed for new registrations, and Plan II, which started its activities on April 1, 2009.

In the plan I and II, the contributions are made on basis of 1 to 1 (the contributions of sponsor are equal to the basics contributions of participants), and the actuarial calculations are made by independent actuaries in accordance with the regulations in force. An independent actuary reviews the plan annually, and the most recent review occurred in December 2009.

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	03.31.10	12.31.09
Participants	15,003	15,362
Equity	166,281	162,388
Sponsor's contributions:	1,530	6,025
Basic contribution	1,267	5,427
Past services	87	368
Specific contributions:	176	230
Commitment undertaken at the beginning of the Plan II, arising from past services on behalf of beneficiaries hired by the sponsor before the beginning of the plan	2,465	2,255
Commitment undertaken at the beginning of the Plan II, arising from additional contribution from the sponsor in favor of the participants migrated of the Plan I	9,454	9,785
Plan assets (consisted of fixed income funds and securities, variable income funds and shares)	165,304	161,593

The balance of the contributions made by the sponsor not used for payment of benefits if the participant ceases the employment with the sponsor, form a fund for contributions to spare that could be used to offset future contributions of the sponsors. The assets presented in the balance of the reversal funds of amounts R$2,907 (R$2,690 as of December 31, 2009) and was recorded by the Company under other assets.

Although the PSPP is primarily a defined contribution plan, there is a small defined benefit quota, whose actuarial obligation refers to the present value of the future benefits of inactive participants, since the benefit (life annuity) is fixed after the participants’ retirement date. In accordance with the AT-83 mortality table the current amount of the actuarial obligation of the PSPP which covers 48 beneficiaries is R$7,954 (49 beneficiaries and R$7,799 as of December 31, 2009).

Sadia:

The wholly-owned subsidiary Sadia sponsors a defined benefit pension plan that offers supplementary retirement benefits to its employees, through the “Attílio Francisco Xavier Fontana” Foundation.

The pension benefit is generally defined as the difference between (i) the retiree's average monthly salary during the 12 months prior to the date of retirement, up to a limit of 80% of the employee's last salary, and (ii) the value of the retirement pension paid by the Brazilian social security system. The pension benefits is annually updated by Consumer Price National Index (”INPC”).

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for supplementary disability compensation. The Sadia’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of “Fundação Attilio Francisco Xavier Fontana”.

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According to the Foundation’s by-laws, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

As of March 31, 2010, the Foundation had 17,303 associates, of which 12,025 are active.

The contribution made by Sadia since the acquisition date correspond to R$304.

The subsidiary Sadia has a human resources policy of offering the following benefits in addition to its private pension plan:

  Payment of the fine referring to the Government Severance Indemnity Fund when the employee retires;

  Payment of a tribute for time of service;

  Payment of an indemnity for discharge from professional duties; and

  Payment of an indemnity upon retirement.

These benefits are paid in one single payment at the time of retirement or termination of the employee and the amounts are calculated through an actuarial calculation and recorded in the statement of income of the period.

Defined contribution plan:

As from January 1, 2003, the subsidiary Sadia began to adopt new supplementary pension plans under the defined contribution modality managed by an open supplementary pension entity, for all employees hired by Sadia and its subsidiaries. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the subsidiary is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6.0% of the employee’s remuneration, observing a contribution limit that is updated annually. The contributions made by the subsidiary as of March 31, 2010 amounted R$639. As of March 31, 2010, this plan had 1,529 participants.

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25.OTHER OPERATING EXPENSES

	Parent Company		Consolidated
	03.31.10	03.31.09	03.31.10	03.31.10
Amortization of the fair value of fixed
assets and inventories (note 1b) (1)	(14,042)	-	-	-
Idleness costs	(6,435)	-	(39,946)	-
Participation of employees	(15,959)	-	(8,186)	-
Other expenses	(12,062)	(21,976)	(17,821)	(21,316)
	(48,498)	(21,976)	(65,953)	(21,316)

(1)

The amount disclosure in the year ended as of December 31, 2009, refers to the goodwill amortization allocated to the fair value of fixed assets in business combination with Sadia (note 1b). In the consolidated financial statements this expense was reclassified to cost of sales.

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26. STATEMENT OF VALUE ADDED

	Parent Company			Consolidated
	03.31.10	03.31.09	03.31.10	03.31.09
1 – REVENUES	2,709,296	1,473,727	5,624,773	2,873,910
Sales of goods, products and services	2,729,853	1,498,617	5,683,200	2,899,874
Other income	(18,536)	(22,342)	(51,958)	(21,282)
Allowance for doubtful accounts – (reversal / provision)	(2,021)	(2,548)	(6,469)	(4,682)
2 - RAW MATERIALS ACQUIRED FROM THIRD PARTIES	(1,914,453)	(1,057,415)	(3,745,451)	(2,060,537)
Costs of products and goods sold	(1,612,740)	(861,340)	(2,862,633)	(1,652,335)
Materials, energy, services of third parties and others	(314,716)	(168,050)	(890,395)	(410,918)
Losses of assets values	13,003	(28,025)	7,577	2,716
3 - GROSS VALUE ADDED (1-2)	794,843	416,312	1,879,322	813,373
4 - RETENTIONS (DEPRECIATION, AMORTIZATION AND DEPLETION)	(102,880)	(53,605)	(179,983)	(119,788)
5 - NET VALUE ADDED (3-4)	691,963	362,707	1,699,339	693,585
6 - RECEIVED FROM THIRD PARTIES	178,766	(313,930)	145,672	2,008
Equity interest in income of associated company	140,077	(283,508)	1,907	-
Financial income	38,650	(30,788)	143,702	2,042
Other operating income	39	366	63	(34)

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	870,729	48,777	1,845,011	695,593

8 - DISTRIBUTION OFVALUE ADDED:	870,729	48,777	1,845,011	695,593
Payroll	348,210	147,253	712,873	330,325
Salaries	290,861	120,362	575,313	269,680
Benefits	41,881	18,419	102,445	43,203
Government severance indmnity fund for employees garantee fund for length of service - F.G.T.S.	15,468	8,472	35,115	17,442
Taxes and contribution	312,383	162,462	761,829	472,659
Federal	143,718	71,513	451,899	320,973
State	165,680	89,917	306,664	149,682
Municipal	2,985	1,032	3,266	2,004
Capital remuneration from third parties	157,776	(19,800)	317,776	118,424
Interests	142,157	(26,366)	299,588	102,358
Rents	15,619	6,566	18,188	16,066
Interest on own capital (dividends and interest on
shareholders’ equity)	52,360	(241,138)	52,533	(225,815)
Retained earnings / accumulated loss	52,360	(241,138)	52,607	(225,966)
Non-controlling shareholders’ participation	-	-	(74)	151

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27. SUBSEQUENT EVENTS

On April 29, 2010, we signed a lease agreement with Cooperativa Coopercampos from Santa Catarina under which the cooperative will provide additional hog slaughter capacity to us at a plant that it is constructing in Campos Novos in the State of Santa Catarina. The Company expects to invest a total of R$145 million in the plant over ten years. The plant is expected to have an increase in hog slaughtering capacity and to help the Company to meet the needs of our export markets.

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BOARD OF DIRECTORS

Co-Chairman	Nildemar Secches
Co-Chairman	Luiz Fernando Furlan
Vice-Chairman	Francisco Ferreira Alexandre

Board Members	Carlos Alberto Cardoso Moreira
Board Members	Manoel Cordeiro Silva Filho
Board Members	João Vinícius Prianti
Board Members	Décio da Silva
Board Members	Rami Naum Goldfajn
Board Members	Luís Carlos Fernandes Afonso
Board Members	Walter Fontana Filho
Board Members	Roberto Faldini

FISCAL COUNCIL

Chairman and Financial Expert	Attílio Guaspari
Board Members	Osvaldo Roberto Nieto
Board Members	Jorge Kalache Filho

EXECUTIVE BOARD

Chief Executive Officer Director	José Antonio do Prado Fay
Business Development Director	Nelson Vas Hacklauer
Chief Financial Officer and Investor Relations Director	Leopoldo Viriato Saboya
Chief Operating Officer	Nilvo Mittanck
Technology Director	Luiz Adalberto Stábile Benicio
Perdix Business Director	Antonio Augusto de Toni
Human Resources Director	Giberto Antonio Orsato
Batavo Business Director	Wlademir Paravisi

Marcos Roberto Badollato
Controller

Renata Bandeira Gomes do Nascimento
Accountant – CRC – 1SP215231/O-3

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07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Comments, see table 12.01.

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12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1st Quarter 2010

Dear Shareholders

First quarter 2010 performance reflects the gradual and consistent recovery in the principal markets served by the Company. Set against a positive macroeconomic environment, the Brazilian market promises well, favoring growth in the sale of processed products and consequently, the improvement in profitability.

Performance on the external front has also improved in important markets such as Asia and Eurasia, exports partially recouping margins. On the basis of these trends we envisage a favorable outlook for our businesses during the course of the next few months, contrary to the uncertainty prevailing in the market last year at the height of international financial market situation.

We ended the first quarter with gross sales of R$ 5.8 billion, an improved operating performance with EBITDA totaling R$ 447.3 million, 148% higher than the pro-forma base of 2009. EBITDA margin was 8.9%, an increase of 5.3 percentage points on a net income of R$ 52.6 million, and a marked reversal from the prevailing scenario in the first quarter of 2009, when compared on a pro-forma basis. Results also benefited from a reduction in operating costs and expenses.

The Company took important initiatives during the period, among these a ten-year US$ 750 million bond issue which lengthened the debt maturity profile by an average of one year. We also structured industrial operations and investments to ensure the sustainable growth of the businesses. With these initiatives we sought to achieve gains in efficiency and industrial optimization.

Other important measures were the approval of the Compensation in Shares Plan, to better align executive compensation with company performance and therefore, with shareholders’ objectives. The Company’s new organizational structure was also concluded and to come into effect following a ruling on the association by the Brazilian anti-trust authorities.

Currently, the global economy is returning to growth mode, a scenario which has contributed positively to the evolution of our businesses, albeit at disparate rates of recovery across the various regions. We are forecasting growth in the consumption of food stuffs in the domestic market, particularly of processed products. This outlook is based on the improvement in Brazilian economic indicators such as growth in GDP, increased incomes, job creation as well as the improvement in disposable incomes for much of the population.

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Furthermore, we are intensifying our efforts to reduce costs and expenses which were impacted by last year’s currency volatility and reduced volumes. The project for planning integration and the identification of synergies has been successfully concluded, to be implemented once the Brazilian anti-trust authority –CADE has issued a ruling on the association.

Our strategic focus is sustainable growth, with added value over the long term and the search for operating excellence with the integration of the businesses. We are alert to the opportunities which match our strategic objectives and are confident in the tendency towards growth worldwide in the demand for food products.

São Paulo, May 2010.

José Antonio do Prado Fay
Chief Executive Officer

Luiz Fernando Furlan	Nildemar Secches
Co-Chairman of the Board	Co-Chairman of the Board
of Directors	of Directors

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Operating and Financial Indicators – 1Q10

Corporate Law

  Gross sales reached R$ 5.8 billion, 94.8% higher due to the consolidation of Sadia’s results.

  Total sales volume from the meats, and dairy and processed products businesses was 1.3 million tons, 77.2% higher.

  Gross profit totaled R$ 1.3 billion, an increase of 139%.

  EBITDA was 279.7% up quarter on quarter at R$ R$ 447.3 million on the back of a good sales performance and a reduction in costs and expenses.

  Accumulated net income was R$ 52.6 million on a net margin of 1%.

  Financial trading volume in the Company’s shares averaged US$45.1 million/day during the quarter, a 293% improvement.

Pro-forma

  Gross sales reported a decrease of 0.5%, a reflection of export markets still in recovery mode and in spite of domestic market growth of 4.2%.

  Sales of meats, dairy products and other products posted an increase of 1.7%.

  With sales performance and the reduction in production costs, gross profit rose 29.5%.

  EBITDA increased 148.1%, a 530 basis points improvement on an EBITDA margin of 8.9%, with a good performance in terms of operating results, due to a reduction in costs and expenses.

  Net income was R$ 52.6 million against a loss of R$ 465 million in the same period in 2009, reflecting the world economic scenario.

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HIGHLIGHTS	Corporate Law				Pro forma
R$ MILLION	1Q10	1Q09	% Ch.	1Q10	1Q09	% Ch.

Gross Sales	5,815	2,984	95%	5,815	5,847	(1%)
Domestic Market	3,686	1,836	101%	3,686	3,538	4%
Exports	2,128	1,148	85%	2,128	2,308	(8%)
Net Sales	5,047	2,603	94%	5,047	5,061	(0%)
Gross Profit	1,279	535	139%	1,279	988	29%
Gross Margin	25.3%	20.6%	470 bps	25.3%	19.5%	580 bps
EBIT	271	4	6506%	271	(61)	-
Net Income	53	(226)	-	53	(465)	-
Net Margin	1.0%	(8.7%)	-	1.0%	(9.2%)	-
EBITDA	447	118	280%	447	180	148%
EBITDA Margin	8.9%	4.5%	440 bps	8.9%	3.6%	530 bps
Earnings per Share (1)	0.06	(1.09)	-	0.06	-	-

(1) Consolidated earnings per share (in R$), excluding treasury shares

(The variations mentioned in this report are comparisons between first quarter 2010 and the first quarter 2009. Sadia’s results have been consolidated as from July 2009. For a better understanding of the businesses, the variations are compared in numbers according to Brazilian corporate law (CL) and on a pro-forma basis, as specified. The pro-forma financial statements are to be found in attachments II, III and IV of this report).

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Sectoral Performance

While external factors have been increasing currency volatility in Brazil, there is no indication that this will impact the satisfactory development of the domestic economy. Central Bank of Brazil surveys of market entities are forecasting growth in GDP of 6.0% in 2010, after recording a slight fall of 0.2% in 2009 as a whole. Despite the removal of tax stimulus measures in March, the economy has already reverted to a growth trajectory driven by domestic demand.

Exports – Chicken exports in 1Q10 reported only a 0.4% rise, in volumes, in relation to 1Q09, while sales of beef turned in a stronger performance (+5.1%). On the other hand, pork shipments fell 6.9%. Meat prices are gradually recovering in all markets suggesting that overseas demand is increasingly returning to pre-crisis levels.

Domestic Consumption – According to the São Paulo Commercial Association –ACSP data, in April 2009 consumer confidence levels in São Paulo stood at 124.9. One year on, this indicator has risen to 152.2, a level not seen even during the peak of the economic boom in 2008. Consumer optimism stems from the continued positive evolution in the labor market. The unemployment rate in March was 7.6%, while in the same period of 2009 jobless rates had reached 9.0%. Despite the end to fiscal stimulus measures (the termination of IPI tax breaks on autos and white line goods), growth in incomes should maintain consumer optimism.

Raw Materials – Between January and March 2010, average corn prices in the domestic market reduced 20% in comparison with 1Q09, the same trend being seen in average soybean prices (-22%). Between 4Q09 and 1Q10, corn and soybean prices also reported a decline of 15% and 16%, respectively. In both cases, good crops are maintaining a downward trend in the market together with an appreciation in the Real during the first quarter.

Investments and Projects

Capital expenditures amounted to R$ 170.6 million in the quarter, dedicated to an increase in productivity, production of griller chicken at Carambeí-PR, the Bom Conselho-PE industrial unit (dairy products), Lucas do Rio Verde-MT and to reforestation. Replenishment of hog and poultry breeder stock was responsible for investments of R$ 85 million.

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Investments – Pro-forma

Operating Performance

The activities of the Cavalhada unit, located in the Greater Porto Alegre (RS) area, were transferred to the Lajeado (RS) unit. This initiative was taken in the light of the ease with which the processes at the two plants could be integrated, allowing value to be added to the product mix as well as optimizing processes, industrial lines and production costs. In addition, recent investments at the Lajeado unit have resulted in the expansion of its production capacity and the modernization of installations. Chicken slaughtering capacity has been ramped up from 320 thousand to 470 thousand head/day while the daily slaughtering capacity of hogs has increased from 2 thousand to 4.8 thousand head/day.

On April 29 2010, the Company signed a services agreement with Cooperativa Coopercampos, state of Santa Catarina, which includes the engagement of future industrial capacity of the plant currently under construction in the municipality of Campos Novos for hog slaughtering. The unit is to be equipped for selling its production to the leading world markets. The unit’s slaughtering capacity will be seven thousand heads/day, enabling it to meet the needs for an increasingly demanding export market. The cooperative estimates total investments in the project at R$ 145 million. Slaughtering operations are expected to begin in the first quarter de 2011.

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Production – Pro-forma

PRODUCTION	1Q10	1Q09	Ch. %

Poultry Slaughter (million heads)	385	351	10%
Hog/ Cattle Slaughter (thousand heads)	2,526	2,453	3%
Production (thousand tons)
Meats	902	887	2%
Dairy Products	250	263	(5%)
Other Processed Products	298	286	4%
Feed and Premix (thousand tons)	2,595	2,474	5%

Domestic Market

Gross sales amounted to R$ 3.7 billion, 100.8% greater on a Corporate Law basis and 4.2% more when comparing the pro-forma figures. In spite of growth being slightly below our expectations and some difficulties on the billing front which we had foreseen, costs posted a tendency to improve rather faster than had been forecasted, resulting in positive margins and EBITDA levels on target. Our share of the market in the various product segments reported a positive evolution and remained solid.

The food service chain has been reporting important growth in returns, notably sustained by the Strategic Accounts. Business was particularly driven by the portfolio of specialty products with higher value added together with an expansion in the customer base.

Domestic Market Sales - CL

	THOUSAND TONS			R$ MILLION
Domestic Market	1Q10	1Q09	Ch. %	1Q10	1Q09	Ch. %

Meats	412	183	126	2,299	966	138
In Natura	83	39	114	414	156	165
Poultry	49	31	58	215	117	84
Pork/Beef	33	8	345	198	39	406
Elaborated/Processed (meats)	330	144	129	1,886	810	133
Dairy Products	257	251	3	646	608	6
Milk	207	201	3	423	386	10
Dairy Products/Juice/Others	51	50	2	223	222	1
Other Processed	108	26	311	592	148	300
Soybean Products/ Others	92	153	(40)	149	115	30
Total	869	612	42	3,686	1,836	101
Processed	488	220	122	2,701	1,179	129
% Total Sales	56	36		73	64

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Meats – Sales revenue and volume were respectively 138% and 126% higher including sales revenue generated by Sadia. On a pro-forma comparative basis, growth in sales revenue was 3.3%, with volumes 2.7% greater and average prices, 0.5% higher.  Processed products rose 4.8% by volume on the back of improved demand. In-natura volume was down by 4.6% with production being diverted to export markets and reflecting a focus on maximizing returns.

Dairy Products – Dairy product volumes and sales revenues rose 2.7% and 6.3% respectively with a 3.5% improvement in average prices. Although sales performance has been better, average milk catchment costs increased, partially squeezing margins for this segment.

Other processed products – With sales and volumes 300.4% and 311.5% respectively higher in relation to the corporate law criterion, and 14.9% and 10.6% respectively higher in pro-forma sales and volumes, the segment of other products turned in an adequate performance especially in relation to pastas, pizzas and margarines.

Market Share - %
By Volume

Source: AC Nielsen – Accumulated 2010

Investments in Marketing – The World Cup Soccer Tournament campaigns sponsored by the Sadia brand highlight the diversity of processed products available to Brazilian consumers. Meanwhile, the Perdigão brand campaigns are raffling off cars and other prizes against the presentation by consumers of processed product packaging.

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The Company also announced the Batavo brand’s sponsorship of Clube de Regatas Flamengo professional soccer team as well as the Club’s junior teams. With investments of R$ 22 million, using the brand slogan: “Well with you”, Batavo represents a portfolio of approximately 300 products including yoghurts, desserts, milks, cheese, cold cuts, frozen foods, ready meals, and soybean-based beverages.

Exports

Exports reached R$2.1 billion, a growth of 85.3% in revenue and 90.5% in volume based on corporate law criteria. On a pro-forma basis, exports fell 7.8% in revenue, 1.1% in volume and 6.8% in average prices. Although average prices in FOB (Free on Board) US dollars increased 19.6%, the currency translation effect in 1Q10 against 1Q09 resulted in an average price decrease in Reais. However, in spite of this, the partial recovery in export business saw a reversal in the negative margins prevailing in 2009.

Meats – Volume of meats increased 90.7% and sales revenue by 85% on a CL basis. In pro-forma terms, there was a decline of 6.5% in sales revenue, 0.4% in volume and 6.1% average prices in Reais. However, in relation to the fourth quarter, we were able to register an improvement in performance on the back of a recovery in Asian and Eurasian markets.

Dairy Products – We recorded a reduction in shipped dairy product volume of 31% and in sales revenue - 22% with lower international demand and inventory levels still high in the principal producing regions. This despite a recovery in average prices of 12% in Reais, with business being particularly directed to the Middle East and Africa.

Export Markets - CL

	THOUSAND TONS			R$ MILLION
Exports	1Q10	1Q09	Ch. %	1Q10	1Q09	Ch. %

Meats	527	276	91	2,110	1,141	85
In Natura	443	235	88	1,677	893	88
Poultry	376	200	88	1,337	713	88
Pork/Beef	67	35	89	341	180	89
Elaborated/Processed (meats)	84	41	104	432	248	75
Dairy Products	1	1	(31)	5	7	(22)
Milk	0	1	(83)	1	5	(82)
Dairy Products/Juice/Others	1	0	81	4	2	97
Other Processed	1	0	514	13	1	1,100
Total	529	278	90	2,128	1,148	85
Processed	86	42	102	450	251	80
% Total Sales	16	15		21	22

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The Company reported the following performance in its leading markets during the period:

  Europe – The European economy continues lack luster in certain regions such as Portugal, Ireland, Greece and Spain. Nevertheless, we registered better performance compared to 1Q09.
  Middle East – This market continues fully supplied due to the redirection of products from the United States and Brazil, reflected in lower average prices.
  Far East – Demand from the Japanese market recovered making a positive contribution to exports to the Asian market as a whole both in terms of volume and average prices.
  Eurasia – The Company saw an improvement in prices and volumes to the Eurasian market, both in terms of poultry as well as pork meat products with the Russian ban on imports from the Unites States.
  Africa, Americas and Other Countries – Increased business in this market came largely from South Africa, Angola and Venezuela.

Exports by Region -CL
(% net sales revenue)

Net Sales – Net sales reached R$ 5.0 billion in the quarter, 93.9% higher, reflecting the incorporation of Sadia’s results, but remaining flat in relation to the same quarter in 2009 on a pro-forma comparison basis due to only a gradual recovery in exports.

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Breakdown in Net Sales (%) - CL

Cost of Sales – The cost of sales increased 82.2% when compared on a corporate law basis, a reflection of the consolidation of the Sadia business. This increase was proportionally less than that registered for sales revenue, enabling the Company to record wider margins.

On a pro-forma basis, cost of sales was 74.7% of net sales against 80.5% recorded in 2009 - R$ 3.8 billion, a decrease of 7.5% driven by a reduction in the costs of the principal raw materials: corn and soybeans, production volume remaining steady this year compared with the cut of 20% in poultry products destined for export in the first quarter of last year.

Gross Profit and Gross Margin – Gross Profit totaled R$ 1.3 billion, 139% higher on a CL basis and 29.5% greater when comparing pro-forma figures, and reflecting in a 580 basis points gain in gross margin from 19.5% to 25.3% of net sales. A significant reduction in production costs was particularly noteworthy in the period.

Operating Expenses – On a CL basis, operating expenses were 89.9% greater although in pro-forma terms there was an improvement of 70 basis points, equivalent to R$ 1 billion with a decline of 3.9%. This was principally due to the reduction of R$ 31 million in selling expenses, a decrease of 38.1% in the management compensation item and 8.3% in administrative expenses. These reductions represent a recovery in industrial activity to normal levels in addition to which the comparison with the previous quarter builds in the rescissions of executives - principally for reasons of retirement. Although administrative expenses are considering integration consultancy costs.

Operating Income and Margin – Operating income before financial expenses was R$ 270.7 million, corresponding to a 5.4% operating margin against a 1.2% negative margin in the first quarter of 2009 on a pro-forma basis, reflecting the favorable trend in business performance.

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Financial Results – Financial expenses rose 55.4% on a CL basis, although 56.7% less on a pro-forma basis. In spite of increased financial expenses for the quarter due to the currency impact on net exposure, the preceding year reflects higher financial expenses due to the cost of Sadia’s derivative instruments.

Net debt decreased 59% to R$ 4.3 billion compared with March 31 2009, in a proforma basis. The Sadia subsidiary’s debt was absorbed by an injection of funds resulting from a primary share offering in July 2009 which raised a total of R$ 5.3 billion. To date, a total of R$ 3.4 billion of this amount has been transferred to Sadia in the form of advances for future capital increases (AFAC) or intercompany loans in order to reduce short-term debt. The net debt/EBITDA ratio was 2.9 times due to the reduced cash generation in the preceding year, although the level of net debt is deemed as compatible and adequate with respect to the Company’s operations. Consolidated currency exposure was US$ 1.2 billion and within the parameters established by corporate policy.

On January 21 2010, the Company concluded a 10-year bond issue totaling US$750 million, maturing on January 28 2020 at a coupon (interest) of 7.250% annually (yield to maturity 7.375%), maturing and payable semi-annually from July 28 2010. The objective of the issue is to extend the company’s debt maturity profile and reduce average interest rates, which lengthened the debt maturity profile by an average of one year.

Debt Profile – Pro forma

R$ Million	03.31.2010			03.31.2009
DEBT - R$ MILLION	CURRENT	NONCURRENT	TOTAL	TOTAL	% Ch.

Local Currency	1,376	2,002	3,379	4,178	(19%)
Foreing Currency	750	4,150	4,900	10,630	(54%)
Gross Debt	2,126	6,152	8,279	14,809	(44%)
Cash Investments
Local Currency	2,139	324	2,463	1,754	40%
Foreing Currency	1,229	287	1,516	2,639	(43%)
Total Cash Investments	3,367	611	3,979	4,392	(9%)
Net Accounting Debt	1,241	5,541	4,300	10,417	(59%)
Exchange Rate Exposure - US$ Million			(1,173)	(2,688)	(56%)

Other Operating Results – relates to the costs of idle capacity – the result of new plants still at a pre-operational stage in: Bom Conselho-PE, Lucas do Rio Verde-MT, Vitória de Santo Antão-PE, Mineiros-GO and Três de Maio-RS.

Income Tax and Social Contribution – Quarterly income tax and social contribution totaled a positive R$ 6.7 million, against a negative R$ 108.3 million in the preceding year according to corporate law figures, and a negative R$ 33.6 million on a pro-forma basis. In the first quarter of 2009, the Company incorporated the Perdigão Agroindustrial S.A. subsidiary, resulting in the recognition of a loss of R$ 132 million reflecting tax losses carried forward and the negative calculation base for social contribution existing at this company.

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Net Income and Net Margin – We posted a net income of R$ 52.6 million in the quarter, equivalent to a net margin of 1% against a negative result in the first quarter of 2009 of R$ 226 million based on the CL (a negative R$ 93.9 million when adjusted for the incorporation of the Agroindustrial subsidiary), and a negative R$ 465.2 million when considered on a pro-forma basis, this recorded during an adverse period on the international markets. The net income for this first quarter already reflects the improvement in the operating performance achieved.

EBITDA – Operating cash generation as shown by EBITDA (operating income before financial expenses, taxes and depreciation) was R$ 447.3 million, 279.7% higher according to the CL criteria and 148.1% on a pro-forma basis. This increase in cash generation from the operations reflects the good performance on the domestic market as well as the gradual improvement in exports and reduced costs and expenses.

As a result, we have been able to report a 530 basis points gain in consolidated EBITDA margin (pro-forma), reaching an 8.9% EBITDA margin on net sales against 3.6% in the same period for the preceding year.

Breakdown of Ebitda - CL

EBITDA - R$ Million	1Q10	1Q09	% Ch.

Net Income	53	(226)	-
Employees / Management Profit Sharing	5	-	-
Income Tax and Social Contribution	(7)	108	-
Net Financial	156	100	55
Equity Accounting and Other Operating Result	61	15	298
Depreciation, Amortization and Depletion	180	120	50
= EBITDA	447	118	280

Shareholders’ Equity – Shareholders’ equity as at March 31 2010 stood at R$ 13.2 billion against R$ 3.9 billion in March 31 2009, a 240% increase thanks to the primary share offering and the increases in capital via incorporation of shares of Sadia’s shareholders, these operations being concluded in the second half of 2009.

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BRF incorporated the wholly owned subsidiaries, Avipal Nordeste S.A. and HFF Participações S.A., according to the resolution adopted by the Ordinary and Extraordinary General Meeting of March 31 2010. These incorporations had no material measurable effect on the Company’s financial statements.

Combination of the Businesses – The accounting and fiscal treatment with respect to the association agreement were measured in accordance with current practices, allocations being made to property, plant and equipment or non-current assets, under the “intangible” item to be subject to annual appraisals using the impairment test (non-recoverability).

Shareholder Remuneration – On February 26 2010, the Company paid out interest on shareholders’ equity in the total amount of R$ 100 million, corresponding to R$ 0.22998533 per share for the fiscal year 2009.

Stock Market

Stock Split – The Extraordinary and Ordinary General Meeting of March 31 2010 approved a 100% split of the Company’s shares in the proportion of one new share for each existing share as well as a change in the ratio of the Company’s ADR (American Depositary Receipts) program such that the latter securities will have the same proportional share base, 1 (one) share corresponding to 1 (one) ADR.

Performance

Performance	1Q10	1Q09

Share price - R$*	23.95	14.38
Traded Shares (Volume) - Millions	148.5	72.6
Performance	5.6%	(3.3%)
Bovespa Index	2.6%	9.0%
IGC (Brazil Corp. Gov. Index)	2.4%	4.9%
ISE (Corp. Sustainability Index)	0.7%	0.3%

Share price - US$*	13.74	6.20
Traded Shares (Volume) - Millions	65.0	41.0
Performance	4.9%	(6.0%)
Dow Jones Index	4.1%	(13.3%)

* Closing Price

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Average daily financial trading volume on the BMF&Bovespa and the NYSE – New York Stock Exchange amounted to US$ 45.1 million for the year ending March 31 2010, a 293% increase and a reflection of improved liquidity due to the primary offering, the incorporation of shares and the stock split.

The shares reported a growth of 66.5% and the ADRs, 122% in the 12-month period (1Q10/1Q09). Sadia’s shares ceased to be traded as from September 21 2009 following the merger of shares.

YTD 12 months

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Social Balance

     BRF employs more than one hundred thousand employees at the production and commercial units and in the corporate divisions. The Company runs programs designed to provide reasonable and fair working conditions for its employees such as a management program called SSMA (Safety, Health and Environment) and professional development programs, besides working constantly for improving people’s quality of life. Additionally, we offer various social programs for the communities in which we operate.

Stock Option Plan – The Ordinary and Extraordinary General Meeting of March 31 2010 approved the Compensation Plan based on Shares and the Regulations for the options granted to executives of BRF – Brasil Foods S.A.

Added Value

Added Value Distribution	1Q10	1Q09

Human Resources	713	330
Taxes	762	473
Interest	318	118
Retention	53	(226)
Total	1,845	695

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Corporate Governance

Corporate Structure – Studies for defining BRF’s new corporate structure have been completed, to be implemented only in the event and under the terms of the final approval of the Concentration Act currently being examined by the anti-trust authority CADE (Administrative Council for Economic Defense), as well as following the approval of the Company’s Board of Directors. The Board of Executive Officers will be made up of the Chief Executive Officer and 10 Executive Vice Presidents, being: Export Market; Food Service; Human Resources; Domestic Market; Finance, Administration and Investor Relations; Strategies and M&A; Operations and Technology; Dairy Products Operations; Corporate Affairs and Supply Chain.

Diffused Control – Equal Rights
As of April 30 2010

Capital Stock – R$ 12.6 billion	Number of Shares – 872,473,246

Rating – BRF has been assigned two corporate credit ratings: a BB+ (PE) rating from Standard & Poor´s and a Ba1 – (PE) rating - Global Local Currency Corporate Family from Moody´s Investor Service.

Novo Mercado (New Market) - BRF signed up to the BM&FBovespa’s Novo Mercado on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into its bylaws and regulations

Risk Management - BRF and its subsidiaries adopts the most rigorous management practices for controlling and minimizing the impact of the risks inherent to its businesses, details of which are shown in explanatory note 20 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection, as well as internal controls and financial risks are all monitored.

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Independent Audit – No disbursements of consultancy fees were made to the independent auditors during the period. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors. The Company’s financial information shown herein is in accordance with accounting practices adopted in Brazil and is an integral part of the audited financial statements. Non-financial information as well as other operating information has not been subject to auditing on the part of our independent auditors.

Pursuant to CVM Instruction 480/09 in a meeting of the Board of Executive Officers held on May 12 2010, the Board states it has discussed, reviewed and agreed both with the opinions expressed in the report of the independent auditors and also with the financial statements for the quarter ending on March 31 2010.

CADE - The Association Agreement has been submitted for the examination of the Brazilian anti-trust authorities (the Administrative Council for Economic Defense –CADE, the Economic Law Department – SDE and the Economic Monitoring Secretariat – SEAE). During the period in which the Association is being examined, BRF and Sadia may be subject to certain specific commitments agreed with these authorities and designed to maintain the status quo in market conditions.

As agreed with the authorities we have initially undertaken the integration of the financial area and the risk policies for the in-natura export and domestic market business as well as the acquisition of certain raw materials and services.

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Awards/Recognition	Reason	Institution
“Best Follow-on Equity Issues”	In recognition of the share offering for capitalizing the new company.	LatinFinance
Best M&A for 2009	Association agreement between Perdigão and Sadia	ANBIMA
Best Company in Corporate Governance	In the categories: Best in the World Consumption Sector and Top 5 in LA.	IR Global Awards Ranking 2010
Annual Sustainability Report	“First Runner-up” in the category Best ASR Debut based on GRI guidelines.	CRRA – Corporate Register Reporting Awards
Most Valuable Brands in the Country	The Perdigão and Sadia brands are the most valuable in the food sector, totaling R$ 3.6 billion.	Ranking IstoÉ Dinheiro BrandAnalystics/ Millward Brown

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Attachment I

BRF - Brasil Foods S.A.
PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

(R$ Million)

BALANCE SHEET - Corporate Law	03.31.2010	03.31.2009

ASSETS	24,938	10,893
CURRENT ASSETS	9,678	5,659
NONCURRENT ASSETS	15,259	5,234
Long Term Assets	2,731	625
Investments	19	1
Property, Plant and Equipment	9,232	2,899
Intangible	3,091	1,545
Deferred Charges	187	164
LIABILITIES AND SHAREHOLDERS' EQUITY	24,938	10,893
CURRENT LIABILITIES	4,732	3,122
LONG TERM LIABILITIES	7,015	3,891
NON CONTROLLING SHAREHOLDERS	4	1
SHAREHOLDERS' EQUITY	13,186	3,879
Capital Stock Restated	12,461	3,445
Reserves	778	479
Equity Evaluation Adjustment	(26)	(44)
Treasury Shares	(26)	(1)

INCOME STATEMENT - Corporate Law	1Q10	1Q09	% Ch.

GROSS SALES	5,815	2,984	95%
Domestic Sales	3,686	1,836	101%
Exports	2,128	1,148	85%
Sales Deductions	(767)	(381)	101%
NET SALES	5,047	2,603	94%
Cost of Sales	(3,768)	(2,068)	82%
GROSS PROFIT	1,279	535	139%
Operating Expenses	(1,008)	(531)	90%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	271	4	6506%
Financial Expenses, net	(156)	(100)	55%
Other Operating Results/Equity Accounting	(64)	(21)	200%
INCOME BEFORE FINANCIAL EXP. AND OTHER RESULTS	51	(118)	-
Income Tax and Social Contribution	7	24	(72%)
Employees / Management Profit Sharing	(5)	-	-
NET INCOME	53	(94)	-
EBITDA	447	118	280%

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Attachment II

INCOME STATEMENT PRO FORMA - R$ MILLION	1Q10	1Q09	Ch. %

Gross Sales	5,815	5,847	(1)
Domestic Market	3,686	3,538	4
Exports	2,128	2,308	(8)
Sales Deduction	(767)	(786)	(2)
Net Sales	5,047	5,061	(0)
Cost of Sales	(3,768)	(4,074)	(7)
Gross Profit	1,279	988	29
Operating Expenses	(1,008)	(1,049)	(4)
Income Before Financial Results (EBIT)	271	(61)	-
Financial Expenses, Net	(156)	(360)	(57)
Other Operating Results/Equity Accounting	(64)	(14)	357
Income after Financial Expenses and Other	51	(436)	-
Income Tax and Social Contribution*	7	(34)	-
Employees'/Manangement Profit Sharing	(5)	(0)	-
Non Controlling Shareholders	0	5	-
Net Income	53	(465)	-
Net Margin	1.0%	(9.2%)	-
Adjusted Net Income	53	(333)	-
Adjusted Net Margin	1.0%	(6.6%)	-
EBITDA	447	180	148
EBITDA Margin	8.9%	3.6%	530 bps

* Considering the carried forward of R$132 million from the incorporation of Perdigão Agroindustrial S.A. in 2009

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Attachment III

PRO-FORMA	THOUSAND TONS			R$ MILLION
Domestic Market	1Q10	1Q09	Ch. %	1Q10	1Q09	Ch. %

Meats	412	401	3	2,299	2,226	3
In Natura	83	87	(5)	414	372	11
Poultry	49	61	(19)	215	237	(9)
Pork/Beef	33	26	29	198	136	46
Elaborated/Processed (meats)	330	315	5	1,886	1,854	2
Dairy Products	257	251	3	646	608	6
Milk	207	201	3	423	386	10
Dairy Products/Juice/Others	51	50	2	223	222	1
Other Processed	108	97	11	592	515	15
Soybean Products/ Others	92	204	(55)	149	189	(21)
Total	869	954	(9)	3,686	3,538	4
Processed	488	462	6	2,701	2,591	4
% Total Sales	56	48		73	73

PRO-FORMA	THOUSAND TONS			R$ MILLION
Exports	1Q10	1Q09	Ch. %	1Q10	1Q09	Ch. %

Meats	527	529	(0)	2,110	2,257	(7)
In Natura	443	444	(0)	1,677	1,765	(5)
Poultry	376	378	(0)	1,337	1,403	(5)
Pork/Beef	67	66	0	341	362	(6)
Elaborated/Processed (meats)	84	85	(1)	432	493	(12)
Dairy Products	1	1	(31)	5	7	(22)
Milk	0	1	(83)	1	5	(82)
Dairy Products/Juice/Others	1	0	81	4	2	97
Other Processed	1	4	(76)	13	44	(70)
Total	529	535	(1)	2,128	2,308	(8)
Processed	85	89	(4)	450	539	(17)
% Total Sales	16	17		21	23

PRO-FORMA	THOUSAND TONS			R$ MILLION
Total	1Q10	1Q09	Ch. %	1Q10	1Q09	Ch. %

Meats	939	930	1	4,409	4,483	(2)
In Natura	526	531	(1)	2,091	2,137	(2)
Poultry	426	439	(3)	1,552	1,640	(5)
Pork/Beef	100	92	8	539	497	8
Elaborated/Processed (meats)	413	399	4	2,318	2,346	(1)
Dairy Products	258	252	3	651	615	6
Milk	207	201	3	424	391	9
Dairy Products/Juice/Others	52	51	2	227	224	2
Other Processed	109	102	7	605	560	8
Soybean Products/ Others	92	204	(55)	149	189	(21)
Total	1,398	1,488	(6)	5,815	5,847	(1)

Processed	574	551	4	3,151	3,130	1
% Total Sales	41	37		54	54

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

The merger between BRF and Sadia is currently the subject of examination by the Brazilian Anti-Trust Authorities and its implementation depends on the approval of CADE. On July 7 2009, the Company signed an Agreement with CADE (APRO - Transaction Reversibility Preservation Agreement) which guarantees the reversibility of the operation, authorizes the preparation of studies of synergies and the adoption of joint management initiatives with respect to treasury activity.

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09.01 – INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - ITEM	2 - AFFILIATE/COLIGATE NAME	3 - GENERAL TAX PAYERS’ REGISTER	4 - NATURE OF SHARE CONTROL	5- % CAPITAL	6- % INVESTOR NET EQUITY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD ON CURRENT QUARTER (Units)	9 - NUMBER OF SHARES HELD ON LAST QUARTER (Units)

01	PERDIGÃO TRADING S.A.	04.688.823/0001-02	Private Subsidiary	100.00	0.01
COMMERCIAL, INDUSTRIAL AND OTHERS		100,000	100,000

02	PSA LABORATÓRIO VETERINÁRIO LTDA	08.519.312/0001-18	Private Subsidiary	10.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		10	10

03	PDF PARTICIPAÇÕES LTDA	08.747.353/0001-61	Private Subsidiary	1.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		10	10

04	UP ALIMENTOS LTDA	08.432.089/0001-77	Private Subsidiary	50.00	0.04
COMMERCIAL, INDUSTRIAL AND OTHERS		500	500

05	AVIPAL NORDESTE S.A.	01.573.181/0001-08	Private Subsidiary	100.00	13.51
COMMERCIAL, INDUSTRIAL AND OTHERS		1,793,440,721	66,075,100

06	VIP S.A. EMPREENDIMENTOS E PARTICIPÁÇÕES	91.399.972/0001-56	Private Subsidiary	100.00	0.16
COMMERCIAL, INDUSTRIAL AND OTHERS		10,177,028	10,177,028

07	AVIPAL CENTRO OESTE S.A.	05.449.127/0001-06	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		7,465,073	7,465,073

08	AVIPAL S.A. CONSTRUTORA E INCORP.	91.399.956/0001-63	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		445,362	445,362

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09	ESTABLEC. LEVINO ZACCARDI Y CIA S.A		Private Subsidiary	90.00	0,00
COMMERCIAL, INDUSTRIAL AND OTHERS			1,800,000	1,800,000

10	CROSSBAN HOLDING GMBH		Private Subsidiary	100.00	7.14
COMMERCIAL, INDUSTRIAL AND OTHERS			1,897,145	1,897,145

11	PERDIGÃO EXPORT LTDA		Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS			10,000	10,000

12	SADIA S.A.	20.730.099/0001-94	Private Subsidiary	66.85	3.82
COMMERCIAL, INDUSTRIAL AND OTHERS			456,604,595	449,867,743

13	HFF PARTICIPAÇÕES S.A.	09.625.992/0001-17	Private Subsidiary	100.00	2.00
COMMERCIAL, INDUSTRIAL AND OTHERS			138,308,503	138,308,503

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20.01 – OTHER RELEVANT INFORMATION

1) Shareholders’ composition of main shareholders, management and fiscal council on March 31, 2010 - UNAUDITED:

Shareholders	Common shares	%
Main shareholders (*)	244,305,222	28.00
Management:
Board of directors	14,571,884	1.67
Executive officers	646	-
Treasury shares	2,368,180	0.27
Other shareholders	611,227,314	70.06
	872,473,246	100.00
Shares outstanding	611,227,314	70.06
(*) Shareholders’ that take part of Voting Agreement.

2) Shareholders’ composition of main shareholders, management and fiscal council on March 31, 2009 - UNAUDITED:

Shareholders	Common shares	%
Main shareholders (*)	74,303,777	35.90
Management:
Board of directors/executive officers	332,707	0.16
Fiscal Council	-	-
Treasury shares	430,485	0.21
Other shareholders	131,891,134	63.73
	206,958,103	100.00
Shares outstanding	131,891,134	63.73
(*) Shareholders that take part of Voting Agreement.

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20.01 – OTHER RELEVANT INFORMATION

3) The position of the controlling shareholders who are part of the shareholders’ vote agreement and/or are holders of more than 5% of the voting capital as of March 31, 2010, is as follows:

Shareholders	Common shares	%
Caixa de Prev. Func. Bco Brasil (1)	117,261,140	13.44
Fundação Petrobrás de Seguridade Social - PETROS (1)	79,694,726	9.13
Fundação Sistel de Seguridade Social (1)	13,317,982	1.53
Fundação Vale do Rio Doce – VALIA (1)	25,998,170	2.98
FPRV1 Sabiá FIM Previdenciário (2)	8,033,204	0.92
	244,305,222	28.00
Other	628,168,024	72.00
	872,473,246	100.00

(1) The Pension Funds are controlled by participating employees of the respective companies.

(2) Investment fund exclusively held by the by Fundação de Assistência e Previdência Social do BNDES – FAPES. The common shares currently held by the fund are bound by the Voting Agreement.

As of March 31, 2010 there were 611,227,314 free floating common shares outstanding 70.06% of the total of issued shares.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

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21.01 – INDEPENDENT AUDITOR’S REVIEW REPORT - UNQUALIFIED

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER
01629-2	BRF – BRASIL FOODS S.A.	01.838.723/0001-27

Independent accountant’s review report

To the Board of Directors and Shareholders
BRF – Brasil Foods S.A.
Itajaí – SC

1.

We have reviewed the Quarterly Financial Information of BRF – Brasil Foods S.A. (the “Company”) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended March 31, 2010, comprising the balance sheet, and the statements of income, cash flows, changes in shareholders’ equity, value added, management report and explanatory notes, which are the responsibility of its management.

2.

Our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.

Based on our review, we are not aware of any material modifications that should be made to the Quarterly Financial Information described above, for these to be in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM), which are applicable to the preparation of the Quarterly Financial Information.

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4.

As described in note 2, during 2009, the Brazilian Securities and Exchange Commission (CVM) approved several pronouncements, interpretations and guidance issued by the Accounting Pronouncements Committee (CPC), which are effective as from January 1, 2010 and changed the accounting practices adopted in Brazil. As permitted by CVM Resolution 603/09, Management of the Company and its subsidiaries opted to present its Quarterly Financial Information in accordance with accounting practices adopted in Brazil until December 31, 2009, not applying these new accounting pronouncements, which have mandatory application for the fiscal year 2010. As required by the above mentioned CVM Resolution 603/09, the Company disclosed this fact in note 2 to the Quarterly Financial Information, and described the main changes that could impact its year-ending financial statements, as well as it clarified the reasons for not disclosing the estimate of the possible effects in the Company’s shareholders’ equity and statement of income, as required by this Resolution.

5.

As discussed in note 1b, on July 8, 2009, the Company acquired the control of Sadia S.A. This transaction is under analysis of the Administrative Counsel for Economic Defense (“CADE”) and involved the execution of an Agreement for the Reversibility and Preservation of the Operations, ensuring the reversibility and Preservation of the Operations (“APRO”), ensuring the reversibility of the transaction until the implementation of the final decision by CADE.

São Paulo, May 12, 2010

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original in Portuguese signed by

José Luiz Ribeiro de Carvalho
Contador CRC SP-141128/O-2 S-SC

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 13, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director